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As filed with the Securities and Exchange Commission on May 14, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Power Medical Interventions, Inc.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	23-3011410 (I.R.S. Employer Identification Number)
2021 Cabot Boulevard Langhorne, Pennsylvania 19047 (267) 775-8100 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael P. Whitman
Chief Executive Officer
Power Medical Interventions, Inc.
2021 Cabot Boulevard
Langhorne, Pennsylvania 19047
(267) 775-8100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jeffrey L. Quillen, Esq. Robert W. Sweet, Jr., Esq. Foley Hoag LLP Seaport World Trade Center West 155 Seaport Boulevard Boston, Massachusetts 02210 Telephone: (617) 832-1000 Telecopy: (617) 832-7000	Christopher M. Kelly, Esq. Jones Day 222 East 41st Street New York, New York 10017 Telephone: (212) 326-3939 Telecopy: (212) 755-7306

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, $0.001 par value	$100,000,000	$3,070

(1)
Estimated solely for the purpose of determining the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. Includes the offering price attributable to shares that the underwriters have the option to purchase from the registrant solely to cover over-allotments, if any.
(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 14, 2007

                Shares

Common Stock

We are offering                          shares of our common stock. This is our initial public offering and no public market currently exists for our shares. We have applied to list our shares of common stock on the Nasdaq Global Market under the symbol "PMII." We anticipate that the initial public offering price will be between $                                 and $                        per share.

Investing in our common stock involves risks.

See "Risk Factors" beginning on page 9.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Us, Before Expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters a 30-day option to purchase up to an additional                 shares of common stock to cover over-allotments.

The underwriters expect to deliver shares of common stock to purchasers on or about                  , 2007.

Joint Book-Running Managers
Jefferies & Company	Lazard Capital Markets

A.G. Edwards

The date of this prospectus is                          , 2007.

You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. The information in this prospectus may only be accurate as of the date on the front of this prospectus regardless of time of delivery of this prospectus or any sale of our common stock.

The following is a list of our United States registered trademarks and applications for trademark registrations: Digital Loading Unit®, Intelligent Surgical Devices™, Intelligent Surgical Instruments™, Power Medical Interventions®, our logo, SurgAssist®, The Ultimate Medical Technology™. We have also registered and applied for registrations for, our marks in various foreign countries. This prospectus also refers to the products or services of other companies by the trademarks and trade names used and owned by those companies.

Until                          , 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus Summary

This summary highlights information about Power Medical Interventions, Inc. and the offering contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus before making an investment decision, including the information presented under the heading "Risk Factors" and in the financial statements and notes thereto included elsewhere in this prospectus. In this prospectus, except as otherwise indicated or as the context may otherwise require, all references to "Power Medical," "PMI," "we," "us" and "our" refer to Power Medical Interventions, Inc., a Delaware corporation, and its subsidiaries.

Overview

We are a medical device company that has developed and commercialized our SurgASSIST® platform of Intelligent Surgical Instruments™, a suite of computer-assisted, power-actuated endomechanical instruments. Surgeons use our Intelligent Surgical Instruments for cutting, stapling and tissue manipulation in a variety of procedures in open surgery and minimally invasive surgery, or MIS, including the emerging field of natural orifice translumenal endoscopic surgery, or NOTES. We believe that compared to conventional endomechanical devices, our Intelligent Surgical Instruments offer greater precision and consistency, superior compressive force, improved access to anatomical sites and enhanced ease of use. We also believe our Intelligent Surgical Instruments can provide a significant cost benefit in comparison to existing devices, by reducing both procedure cost and time. To our knowledge, our Intelligent Surgical Instruments are the first and only endomechanical instruments to incorporate digital technology. Our SurgASSIST system has been used in an estimated 30,000 surgical procedures in more than 350 hospitals and medical institutions worldwide.

Endomechanical cutters and stapling devices are used in millions of surgical procedures each year to cut tissue, close wounds and reconnect tubular anatomical structures. However, we believe that conventional, manually-operated endomechanical cutters and staplers have inherent shortcomings that can limit their efficacy and adversely affect clinical outcomes. Our Intelligent Surgical Instruments are designed to address these shortcomings. By employing proprietary micro-robotic and digital technologies, our SurgASSIST system enables the remote application of powerful and consistent cutting and stapling force under precise computer-assisted control. Our suite of Intelligent Surgical Instruments currently includes both disposable, single-patient devices and reusable, multiple-patient instruments that use our disposable reload cartridges. Our strategy is to migrate our SurgASSIST platform from single-patient devices towards reusable, reloadable multiple-patient instruments. Since introducing our SurgASSIST system in 2001, we have released 15 new Intelligent Surgical Instruments. In 2007, we plan to introduce our next-generation products with key technology enhancements, including new articulation capabilities to provide enhanced dexterity and access to anatomy. Longer term, we intend to incorporate other important features into our Intelligent Surgical Instruments to further enable the use of MIS and NOTES techniques.

We currently focus our marketing and sales efforts on selected surgical procedures in minimally invasive colorectal, bariatric and thoracic surgery. In 2006, 574,400 procedures were performed in these areas of clinical focus in the United States alone, according to Medtech Insight, a Division of Windhover Information, Inc. In the longer term, we intend to promote the use of our SurgASSIST system in other MIS specialties, as well as to enable existing surgical procedures to be performed using MIS and NOTES techniques. We are currently collaborating with prominent surgeons and institutions in the clinical development of MIS and NOTES procedures enabled by our Intelligent Surgical Instruments.

We currently hold 24 issued United States patents, three granted European patents, more than 100 pending United States and foreign patent applications and two licensed patents that cover key aspects of our technology. For the year ended December 31, 2006, our sales were $7.9 million and our net loss was $28.3 million.

Development of Surgical Technology

Over the past thirty years, surgery has undergone significant change as technological innovations such as enhanced imaging have led to improved diagnosis and as advanced instruments have facilitated both visualization and surgical access through smaller incisions. This trend toward minimally invasive surgery has allowed surgeons to reduce patient trauma and morbidity, while also improving recovery times and cosmetic results. This evolution has both been enabled by, and created opportunities for, the development of new categories of surgical devices.

Minimally invasive surgery replaces the large incision that is typically required for open surgery with small abdominal openings and ports that provide access to the organs on which the surgeon wishes to operate. The surgeon uses an endoscope to view the anatomy and inserts specialized instruments through the ports to carry out the procedure. More recently, clinicians and medical device companies have begun working together to develop a new, even less invasive, surgical approach known as NOTES that enables surgery to be performed through natural openings such as the mouth or anus.

We believe that realization of the full potential of minimally invasive surgery or the emerging NOTES approach will depend upon the availability of surgical instruments that address the unique requirements of these procedures by offering more advanced capabilities, improved access and flexibility, better ergonomics and greater ease of use than are provided by currently available endomechanical devices.

Market Opportunity

Surgical cutting and stapling products are used in a wide variety of open and endoscopic procedures as an alternative to hand suturing. Endomechanical cutters and staplers are necessities in minimally invasive surgery, where limited access makes it difficult to achieve effective hemostasis, or the stoppage of bleeding, through hand suturing. Although manually operated staplers have been used in surgery for over a century, we believe there has been little fundamental innovation in conventional surgical stapler design in the last 15 years. We believe that conventional surgical staplers adapted for use in MIS have inherent shortcomings which can contribute to inconsistent clinical outcomes such as inadequate wound closure and poor hemostasis, as well as a high procedure cost associated with the purchase and disposal of these single-use instruments.

Although we believe our SurgASSIST platform has broad application in many surgical disciplines, we have focused our initial marketing and sales efforts on select procedures in three surgical specialties in which we believe the limitations of existing cutting and stapling technologies are most acute, where the number of procedures performed is growing rapidly and where the benefits of our Intelligent Surgical Instruments have been immediately apparent to clinicians. Our current areas of clinical focus include colorectal, bariatric and thoracic surgery. In 2006, the total number of these procedures performed in the United States alone was 574,400 and is expected to grow to 697,300 by 2010, based on data from Medtech Insight. Overall market growth is being driven by demographic trends, including the increasing incidence of disease within the growing and aging worldwide population, as well as the development of new surgical techniques for treating these conditions.

Our Solution

Key benefits of our Intelligent Surgical Instruments include:

  Powerful and consistent cutting and stapling force.    Our SurgASSIST system enables the application of powerful and consistent cutting and stapling force under precise computer-assisted control, which provides consistent staple placement and formation.

  Enhanced dexterity and flexibility.    Our SurgASSIST system provides enhanced dexterity, flexibility and ease of use, making it easier for clinicians to accurately position our Intelligent Surgical Instruments in locations and orientations that maximize access to difficult-to-reach anatomy.

  Enhanced reliability and ease of use through digital control and communication.    Because our SurgASSIST system operates under computer-assisted control, tasks that would require a sequence of discrete manual operations using a conventional stapler are performed automatically, within consistent and repeatable parameters. This facilitates procedures where access and visualization are difficult and instruments must be operated remotely.

  Reduced healthcare costs and improved efficiency of hospital operations.    Some of our Intelligent Surgical Instruments are available in a reusable, autoclavable format which can be fired up to 500 times, using reload cartridges in a range of staple sizes. We believe that this multiple-patient capability reduces the average cost per procedure when compared to competitive single-use endomechanical devices. We also believe the automation provided by our SurgASSIST system can reduce procedure times, permitting more efficient utilization of surgeons' time and operating room resources.

Our SurgASSIST platform incorporates a number of proprietary technologies, including core electromechanical technologies common to all of our instruments, as well as specific improvements related to particular instruments and procedures. These core technologies include:

  Power transfer technology.    Our power transfer technology allows actuating force to be delivered through a flexible shaft, facilitating access to difficult-to-reach anatomy in a way that we believe cannot be duplicated by conventional endomechanical devices. Further, our power transfer technology and push button digital control eliminate the need to apply manual force to the handle of the instrument in order to actuate it and thus reduce the potential for undesired movement of the instrument.

  Micro-robotic technology.    Our micro-robotic technology, combined with our proprietary power transfer technology, enables our Intelligent Surgical Instruments to apply consistent, precise and powerful compressive force at a remote site within the body. Conventional endomechanical devices, which use mechanical linkages to transfer force created by manually squeezing the instrument handle, cannot match the power or precision of our Intelligent Surgical Instruments. Unlike conventional devices, our Intelligent Surgical Instruments control the actions of tissue compression and staple formation independently, applying clamping force that is appropriate for each operation.

  Articulation technology.    We have developed an innovative method to provide computer-assisted, power-actuated articulation of an endomechanical device, which we expect to introduce in the second half of 2007. The micro-robotic technology incorporated in the articulated joint enables the instrument to be manipulated in three dimensions and to be positioned, locked into place and fired at any point within its range of motion, all by remote control, without compromising the precision or compressive force of the stapling operation.

  Digital intelligence.    Each micro-robotic action of our Intelligent Surgical Instruments is controlled by a microprocessor using our proprietary software and digital control technology.

  This digital intelligence is a key attribute of our SurgASSIST platform and provides computer-controlled precision and consistency, automation, feedback to clinicians and data collection capabilities.

Our Strategy

Our objective is to become a leading worldwide supplier of intelligent surgical instruments used to enable MIS and NOTES procedures. To attain this objective, we intend to employ the following key strategies:

  •
  extend our technology leadership;

  •
  increase our installed base of multiple-use devices to grow recurring revenue from sales of reload cartridges;

  •
  leverage relationships with key institutions and leading clinicians;

  •
  maintain clinical focus to accelerate adoption of our SurgASSIST platform;

  •
  expand our direct sales capabilities worldwide; and

  •
  enhance operational integration and improve manufacturing efficiencies.

Risks Associated with Our Business

Our business is subject to numerous risks which may prevent us from successfully implementing our business strategy. These risks are more fully described under "Risk Factors" beginning on page 9. Among these risks are the following: we have a limited operating history and have sustained net losses in each year since our inception, including a net loss of $28.3 million for the year ended December 31, 2006, which are likely to continue as we continue to invest in the development of our business. We must increase our sales significantly in order to become profitable and are dependent in doing so on the success of our SurgASSIST platform. We cannot be certain that our SurgASSIST platform will achieve the broad market acceptance necessary to develop a sustainable and profitable business. To successfully implement our business strategy, we will be required to develop and release new products and to enhance our existing products on a timely basis. In the past, we have experienced delays in releasing new products and any future product development delays could adversely affect our results of operations. We have limited manufacturing experience and have encountered significant manufacturing difficulties in the recent past, and we may not be able to increase our production to provide an adequate supply of our products to customers. In order to achieve and sustain profitability, we must substantially improve our gross margins, and we cannot assure you that we will be able to achieve sufficient cost reductions in the manufacture of our products to achieve profitability. We need to make significant improvements in our regulatory compliance operations and in our internal control over financial reporting as well as other improvements to our management, finance, technical and regulatory personnel, systems and facilities in order to support our expected growth.

Power Medical Interventions, Inc., a Delaware corporation, was incorporated in Pennsylvania on August 2, 1999 and reincorporated in Delaware on August 7, 2003. Our corporate headquarters are located at 2021 Cabot Boulevard, Langhorne, Pennsylvania 19047 and our telephone number is 1-866-POWERMED (1-866-769-3763). We maintain a website at http://www.pmi2.com. Information contained on or linked to our website is not a part of this prospectus.

The Offering

Common stock offered by us	Shares
Common stock to be outstanding after this offering	Shares
Over-allotment option	Shares

Use of Proceeds

General corporate purposes, including working capital, expansion of our sales and marketing organization, continuation of our research and development efforts, expansion of our manufacturing capabilities, purchases of capital equipment and possible acquisitions.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Proposed Nasdaq Global Market Symbol

We have applied for the listing of our common shares on the Nasdaq Global Market under the symbol "PMII."

The number of shares of common stock to be outstanding after the offering is based on             shares outstanding as of April 30, 2007.

Unless stated otherwise, all information in this prospectus assumes, as of April 30, 2007:

  •
  the issuance of 141,978,494 shares of common stock that we will issue upon conversion of our outstanding preferred stock effective immediately prior to completion of the offering;

  •
  no exercise of outstanding stock options to purchase 27,629,054 shares of common stock, which have a weighted average exercise price of $0.51 per share;

  •
  no issuance of 10,357,238 additional shares reserved for future issuance under our stock-based compensation plans;

  •
  no exercise of outstanding warrants to purchase 18,408,864 shares of common stock, which have a weighted average exercise price of $0.81 per share;

  •
  no issuance of                    shares issuable upon conversion to common stock of our 7% convertible senior secured promissory notes due 2010, which we refer to herein as our convertible notes, assuming a conversion price of $          per share;

  •
  no exercise of the underwriters' option to purchase             additional shares of common stock; and

  •
  an initial public offering price of $              per share, the midpoint of the offering range set forth on the cover of this prospectus.

Unless otherwise stated, all information contained in this prospectus also assumes the effectiveness of a       -for-one reverse stock split with respect to our common stock and gives effect to amendments to our certificate of incorporation and by-laws that will become effective upon completion of this offering. For purposes of estimating the conversion price of our convertible notes, we assume that this offering will be completed on or before September 30, 2007 and that the conversion price, computed in accordance with the terms of the convertible notes, will accordingly be equal to the initial public offering price, less a discount of 6%.

Summary Consolidated Financial Information

The following tables summarize the financial data of our business. You should read this summary information along with our discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes that are included elsewhere in this prospectus.

The pro forma net loss per share data for 2006 is calculated by dividing our pro forma net loss attributable to common stockholders by our pro forma weighted average number of common shares outstanding during the period. The pro forma weighted average number of common shares assumes the conversion of our outstanding preferred stock into common stock on the date of issuance.

The pro forma and pro forma as adjusted balance sheet data reflect the conversion of our outstanding redeemable convertible preferred stock into an aggregate of 141,978,494 shares of our common stock upon the completion of this offering, and give effect to our issuance on March 30, 2007 of our convertible notes in the aggregate principal amount of $25.0 million, and receipt of the net proceeds of $23.4 million, as if they had occurred on December 31, 2006. The pro forma as adjusted balance sheet data also reflect our receipt of the estimated net proceeds from our sale of the                          shares of common stock that we are offering, at an assumed initial public offering price of $             per share, after deducting the estimated underwriting discounts and offering expenses that we will pay, and assume no conversion to common stock of the convertible notes.

	Year Ended December 31,
	2004	2005	2006
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Sales	$8,663	$11,999	$7,881
Cost of sales	7,244	12,346	10,066

Gross profit	1,419	(347)	(2,185)
Costs and expenses:
Research and development	3,246	5,482	4,682
Sales and marketing	11,631	14,630	13,367
General and administrative	4,541	6,331	7,371

	19,418	26,443	25,420

Operating loss	(17,999)	(26,790)	(27,605)
Other income (expense):
Interest income	139	270	544
Interest expense	(564)	(916)	(1,269)

Total other income (expense)	(425)	(646)	(725)

Net loss	$(18,424)	$(27,436)	$(28,330)
Accretion of preferred stock	(1,966)	(4,808)	(7,108)

Net loss applicable to common shares	$(20,390)	$(32,244)	$(35,438)

Net loss per common share:
Basic and diluted	$(0.38)	$(0.56)	$(0.59)

Pro forma (unaudited)			$(0.16)

Weighted average number of common shares outstanding:
Basic and diluted	53,228	57,937	60,091

Pro forma (unaudited)			175,028

	As of December 31, 2006
	Actual	Pro Forma(1) (unaudited)	Pro Forma as Adjusted (unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,684	$28,580	$
Working capital	10,535	32,181
Total assets	22,142	47,142
Long-term debt, net of current portion	377	24,630
Redeemable convertible preferred stock	116,198	—
Shareholders' (deficit) equity	(100,029)	16,169

(1)
As stated above, the unaudited pro forma balance sheet data assumes the conversion of our outstanding preferred stock into common stock, and reflects the issuance of our convertible notes in the aggregate principal amount of $25.0 million as if it had occurred on December 31, 2006. Of the proceeds of our convertible notes, $3.5 million has been placed into escrow to fund the first four interest payments due on the convertible notes, and such escrowed amounts are classified as current and long-term restricted cash in our balance sheet. In connection with the convertible note issuance, we incurred issuance costs of $1.6 million and recorded a debt discount of $747,000, which represents the fair value of an adjustment to the term of outstanding common stock warrants held by an investor in the convertible notes. The unaudited pro forma data does not include any adjustments which will be required to record the contingent beneficial conversion feature on the convertible notes. This adjustment will be recorded upon the completion of the initial public offering, based on the initial public offering price and timing of the initial public offering.

Risk Factors

An investment in our common stock involves a high degree of risk. You should consider carefully the risks described below, as well as all of the other information contained in this prospectus, before making any investment decision with respect to our common stock. The risks and uncertainties described below are not the only ones we face and it is not possible to predict or identify all factors that could cause our actual results to differ. Consequently, you should not consider any list of factors to be a complete set of all potential risks or uncertainties. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer, the trading price of our common stock could decline, and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future.

We are a company with a limited operating history and have sustained net losses since our inception, including a net loss of $28.3 million for the year ended December 31, 2006. As of December 31, 2006, we had an accumulated deficit of $137.1 million. We expect to continue to incur significant operating losses, and these losses are likely to continue as we invest capital in the development of our business. Additionally, if we complete this initial public offering, we expect that our general and administrative expenses will increase due to additional operational and regulatory burdens associated with being a public company. Our losses have had and will continue to have an adverse effect on our stockholders' equity and working capital.

We are dependent on the success of our SurgASSIST platform and cannot be certain that our technology and our products will achieve the broad market acceptance necessary to develop a sustainable, profitable business.

Our sales are primarily derived from the sale of our Intelligent Surgical Instruments and our staple and cutter reloads. We expect that sales of our current suite of products will continue to account for most of our sales for at least the next twelve months. It is difficult to predict the penetration, future growth rate or size of the market for our SurgASSIST platform.

The commercial success of our various Intelligent Surgical Instruments will require broad acceptance of the SurgASSIST platform by the surgeons who specialize in the procedures we target, a limited number of whom may be able to influence device selection and purchasing decisions. If the concept of computer-assisted power-actuated devices for tissue manipulation, cutting and stapling is not broadly accepted and perceived as having significant advantages over manually-actuated devices, then we will not meet our business objectives. These perceptions are likely to be based on a determination by hospitals and surgeons that our products are safe, cost-effective and represent acceptable methods of treatment. In addition, certain components of our SurgAssist platform in its current configuration may be considered to be capital purchases that require administrative procedures and approvals from senior hospital management, the result of which can be an extended sales cycle requiring multiple individuals to believe in the advantages of our products. We cannot assure that our existing relationships and arrangements with hospitals and surgeons can be maintained or that new relationships will be established in support of our products. In addition, our competitors may develop new technology for tissue manipulation, cutting and stapling that is more attractive to surgeons and hospitals. If surgeons do not consider our products to be suitable for application in the procedures we are targeting and an improvement over the use of competing products, our business goals will not be realized.

The success of our business is dependent on our ability to develop new and innovative products and to enhance our existing products. We experienced significant delays in new product introduction in 2006, and if we do not achieve our projected development goals in the time frames we expect, the commercialization of our new products may be delayed and, as a result, our operations may be adversely affected.

The success of our business is dependent on our ability to develop new products, to introduce enhancements to our existing products and to develop these new technologies within targeted time frames. These target estimates are based on a variety of assumptions. The actual timing of these milestones can vary dramatically compared to our estimates for reasons that may or may not be within our control. For example, the commercial release of our PLC 60 linear stapler in 2006 was delayed almost nine months due to product design flaws and supply chain problems. Any delays in product releases, including the introduction of our M60 untethered articulating linear stapler, which we currently expect to release in the second half of 2007, and our other next generation products, may negatively affect our business. Customers may forego purchases of our existing products and purchase our competitors' products as a result of delays in the introduction of our new products and enhancements, failure by us to choose correctly among technical alternatives or failure by us to offer innovative products or enhancements at competitive prices and in a timely manner. In addition, announcements of new products by us or by competitors may result in a delay in or cancellation of purchasing decisions in anticipation of such new products. Any such losses could impair the value of your investment.

We have limited manufacturing experience, have experienced significant manufacturing problems in the past, and may encounter difficulties in increasing production to provide an adequate supply to customers.

The manufacture of our products is a complex and costly operation involving a number of separate processes and components. To date, our manufacturing activities have consisted primarily of assembling limited quantities of our products. We have considered, and will continue to consider as appropriate, manufacturing components that are currently provided by third parties, as well as implementing new production processes. We do not have experience in manufacturing our products in the commercial quantities that might be required to market our products in the United States, Europe and Japan. During 2006, we experienced significant difficulties in our supply chain and manufacturing operations, which impaired our ability to ship our products on a timely basis and had a material adverse impact on our results of operations for 2006. Production in commercial quantities will require us to expand our manufacturing capabilities and to hire and train additional personnel. We expect that any expansion would be achieved through modified space utilization in our current leased facilities, improved efficiencies, increased automation and acquisition of additional tooling and equipment. We may encounter difficulties in increasing our manufacturing capacity and in manufacturing commercial quantities, including:

  •
  maintaining product yields;

  •
  maintaining quality control and assurance;

  •
  providing component and service availability;

  •
  maintaining adequate control policies and procedures; and

  •
  hiring and retaining qualified personnel.

Difficulties encountered in increasing our manufacturing capacity could impact our ability to adequately supply our customers.

In order to achieve and sustain profitability, we must substantially improve our gross margins.

The historical unit costs for our products, based on limited manufacturing volumes, have been very high in relation to our sales, resulting in low or negative gross margins. It will be necessary for us to achieve substantial reductions in our cost of sales as a percentage of sales in order to become profitable. The transition to in-house production or to new production processes may negatively affect our manufacturing yields or costs, when and if these efforts are undertaken, which would materially and adversely affect our business, financial condition and results of operations. Certain of our manufacturing processes are labor intensive, and achieving significant cost reductions will depend in part upon reducing the time required to complete these processes. We cannot assure you that we will be able to achieve the significant cost reductions in the manufacture of our products necessary for our business to achieve profitability.

If our products are not considered to be a safe and effective alternative to existing technologies, we will not be commercially successful.

Our Intelligent Surgical Instruments rely on new technology, and our success depends upon acceptance of this technology by the medical community as safe, clinically effective and cost effective and a preferred device as compared to products of our competitors. We have not collected, and are not aware that others have collected, long-term data regarding efficacy, safety and clinical outcomes associated with the use of our products. Any data that is generated in the future may not be positive or consistent with our current, largely anecdotal data, which would negatively affect market acceptance and the rate at which our Intelligent Surgical Instruments are adopted. Equally important will be physicians' perceptions of the safety of our products. Our technology is relatively new in surgery, and the results of short-term clinical experience with our SurgASSIST system do not necessarily predict long-term clinical benefits as compared to the products of our competitors. If, over the long term, our SurgASSIST system does not meet surgeons' expectations as to safety, efficacy and ease of use, the SurgASSIST system may not become widely adopted.

Even if the data collected from future clinical studies or clinical experience indicates positive results, each surgeon's actual experience with our device outside the clinical study setting may vary. Consequently, both short- and long-term results reported in these studies may be significantly more favorable than typical results of other practicing surgeons, which could negatively affect rates of adoption and negatively affect our results.

Because our markets are highly competitive, customers may choose to purchase our competitors' products, which would result in reduced sales and harm our financial results.

Our SurgASSIST system is a new technology and must compete with the more established manual devices of our competitors, such as United States Surgical Corporation, a business unit of Tyco Healthcare and Ethicon Endo-Surgery, Inc., a Johnson & Johnson company, or Ethicon Endo-Surgery. Conventional manual devices are widely accepted in the medical community, have a long history of use and do not require the purchase of additional, expensive capital equipment. We cannot be certain that surgeons will use our products to replace or supplement established treatments or that our products will be competitive with current or future products and technologies.

Most of our competitors enjoy competitive advantages over us, including:

  •
  significantly greater name recognition;

  •
  longer operating histories;

  •
  established relationships with healthcare professionals, customers and third-party payors;

  •
  established distribution networks;

  •
  additional lines of products and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

  •
  greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory clearance for products and marketing approved products; and

  •
  greater financial and human resources for product development, sales and marketing and patent litigation.

In addition, our current system has certain perceived disadvantages compared to conventional manual endomechanical devices. For example, our Intelligent Surgical Instruments, which operate inside the sterile field, currently must be tethered by a flexible shaft to a power console which is located outside the sterile field. Some surgeons and operating room personnel may find this to be cumbersome and not well suited for all procedures.

Our future success depends upon maintaining a competitive position in the development of products and technologies in our areas of focus. Our competitors may:

  •
  develop technologies and products that are more effective than our products or that render our technologies or products obsolete or noncompetitive;

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  obtain patent protection or other intellectual property rights that would prevent us from developing or enhancing our products; or

  •
  obtain regulatory approval for the commercialization of their products more rapidly or effectively than we do.

Additional competitors also may enter our market. As a result, we cannot assure you that we will be able to compete successfully against existing or new competitors. Our sales would be reduced or eliminated if our competitors develop and market products that are more effective and less expensive than our products. Volatility in the demand for our products could, among other things, make it more difficult to gauge the manufacturing capacity necessary to meet our demand, decrease our manufacturing efficiency and increase our working capital requirements. If any of these occur, your investment may decrease in value.

We assemble our Intelligent Surgical Instruments using our own customized equipment and plan to undertake a new manufacturing process, making us vulnerable to production and supply problems that could negatively impact our sales.

We presently use customized equipment for certain steps in the assembly of our Intelligent Surgical Instruments. Because of the customized nature of our equipment, we cannot rely on third parties to find new parts or replace the equipment. As a result, we are responsible for maintaining the equipment and for locating spare parts. If the equipment malfunctions and we are unable to locate spare parts or hire qualified personnel to repair the equipment, we may encounter delays in the manufacture of our Intelligent Surgical Instruments and reloads and may not have sufficient inventory to meet our customers' demands, which could adversely affect our business, financial condition and results of operations.

We have engaged a third party to develop and fabricate an automated system to enable us to assemble our PLC 60 reload cartridges, which we currently assemble manually. While we believe the use of this new system should reduce our risk of supply problems, the third party must develop the automated system to be capable of manufacturing at our anticipated volume. Such development is expected to be completed in the first half of 2007, and fabrication and installation are expected to be completed by the end of the third quarter of 2007. However, there is no guarantee that the automated system will be completed in a timely manner or, upon completion, it will be able to function at the capacity we require. Upon completion, the automated system will be located at our facility in Langhorne, Pennsylvania, which requires us to be responsible for the day-to-day control and protection of the system. Delay in the availability of, or unanticipated problems in our utilization of, this automated system could jeopardize our initiatives to improve our gross margins.

We are dependent upon a number of key suppliers, including sole source suppliers, the loss of which would materially harm our business.

We rely upon sole source suppliers for a number of key components and services used in manufacturing our products and, in general, we do not have long-term contracts with these suppliers. We cannot assure you that we will be able to obtain sufficient quantities of such components or services in the future. Because we do not have long-term contracts, our suppliers generally are not required to provide us with any guaranteed minimum production levels.

In addition, our reliance on third parties involves a number of risks, including, among other things:

  •
  suppliers may fail to comply with regulatory requirements or make errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in shipments of our products;

  •
  we may not be able to respond to unanticipated changes and increases in customer orders;

  •
  we may be subject to price fluctuations due to a lack of long-term supply arrangements for key components;

  •
  we may experience delays in delivery by our suppliers due to changes in demand from us or their other customers;

  •
  we may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of our systems;

  •
  fluctuations in demand for products that our suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner;

  •
  our suppliers may wish to discontinue supplying components or services to us for risk management reasons;

  •
  we may not be able to find new or alternative components or reconfigure our system and manufacturing processes in a timely manner if the necessary components become unavailable; and

  •
  our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.

If any of these risks materialize, it could significantly increase our costs and impact our ability to meet demand for our products.

We cannot quickly replace suppliers or establish additional new suppliers for some of these components, due to both the complex nature of the manufacturing process used by our suppliers and the time and effort that may be required to obtain regulatory clearance or approval to use materials from alternative suppliers. Any significant supply interruption or capacity constraints affecting our facilities or those of our suppliers would impair our ability to manufacture our products.

If we are unable to manage our expected growth, our performance may suffer.

As of March 31, 2007, we had approximately 152 employees. We will need to continue to expand our managerial, operational, financial and other resources to manage and fund our operations, continue our research and development activities, increase the sales force and develop our products. It is possible that our management, finance, technical and regulatory personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and programs requires that we continue to improve our systems and procedures in each of these areas and to attract and retain sufficient numbers of talented employees. We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our research, development and growth goals.

We must upgrade and correct deficiencies in our regulatory compliance operations in order to accommodate our expected growth, and our failure to do so could lead to regulatory enforcement action against us.

We are subject to extensive regulation in the United States and other countries, including by the United States Food and Drug Administration, or FDA. We maintain an organization of managers, engineers and administrative personnel which comprised 16 persons at December 31, 2006, whose responsibility it is to ensure that our products, facilities and operations comply with applicable regulatory requirements. However, we have recently experienced shortages of qualified regulatory compliance staff due to turnover and illness, among other factors, and we will need to upgrade and carefully manage our regulatory compliance operations in order to accommodate our expected growth. The FDA recently inspected our facilities and in April 2007 issued a Notice of Inspectional Observations, or Form 483, which included 24 inspectional observations, which are more fully described elsewhere in this prospectus. We were also inspected by the FDA in 2002, 2003 and 2005, and some of the observations in the FDA's April 2007 Form 483 are similar to those we received in earlier inspections. As a result of these events, we have concluded that there are significant deficiencies in our regulatory compliance operations, and are taking steps to rectify these deficiencies. Among other things, we are seeking to hire a new Senior Vice President of Regulatory Affairs and Quality Assurance, a quality assurance manager, and additional technical personnel. We also have begun the process of making needed improvements in our corrective and preventive action, complaint handling and medical device reporting procedures, in our processes for compliance with other requirements of the FDA's quality system regulations and in our related controls and internal audit functions. If we are not successful in identifying and recruiting qualified personnel to manage and staff our regulatory compliance operations or in implementing necessary process improvements on a timely basis, we could be subject to regulatory enforcement actions which could damage our reputation, impair our ability to obtain regulatory clearances for new products, prevent us from manufacturing and selling our products and harm our business.

We have a material weakness in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting, investors could lose confidence in our financial statements and our company, which could have a material adverse effect on our business and stock price.

We produce our consolidated financial statements in accordance with the requirements of United States generally accepted accounting principles, but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports to help mitigate the risk of fraud and to operate successfully as a publicly traded company.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements would not be prevented or detected. We have concluded that there is a material weakness in our internal control over financial reporting because we do not have a sufficient number of personnel with the appropriate level of experience and technical expertise to appropriately resolve non-routine and complex accounting matters or to evaluate the impact of new and existing accounting pronouncements on our consolidated financial statements while completing the financial statement close process. Until this design deficiency is remediated, there is more than a remote likelihood that a material misstatement to our annual or interim consolidated financial statements could occur and not be prevented or detected by our internal controls in a timely manner.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, when we file our Annual Report on Form 10-K for the fiscal year ending December 31, 2008, we must assess the effectiveness of our internal control over financial reporting as of the end of our fiscal year. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting that is identified by management. The report must also contain a statement that our independent registered public accounting firm has issued an attestation report on management's assessment of such internal controls. If our management or our independent registered public accounting firm identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective because the material weakness identified above has not been remediated, or for any other reason, or if our independent registered public accounting firm is unable to attest that our management's report is fairly stated or it is unable to express an opinion on the effectiveness of our internal controls, investors could lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

Any failure in our training efforts could result in lower than expected product sales and potential liabilities.

A critical component of our sales and marketing efforts is the training of a sufficient number of surgeons, other clinicians and hospital staff to properly use our SurgASSIST system. We rely on clinicians and hospital staff to devote adequate time to learn to use our products. If surgeons or hospital staff are not properly trained, they may misuse or ineffectively use our products. If nurses or other members of the hospital staff are not adequately trained to assist in using our SurgASSIST system, surgeons may be unwilling to use our products. Insufficient training may result in unsatisfactory patient outcomes, patient injury and related liability or negative publicity, which could have an adverse effect on our product sales.

The use of our products could result in product liability claims that could be expensive, divert management's attention and harm our reputation and business.

Our business exposes us to significant risks of product liability claims that are inherent in the testing, manufacturing and marketing of medical devices. The medical device industry has historically been subject to extensive product liability litigation. We have in the past been, and in the future may be, subject to claims by consumers, healthcare providers, third-party payors or others selling our products if the use of our products were to cause, or merely appear to cause, injury or death. We are currently the subject of a product liability suit in Belgium. Any weakness in training and service associated with our products may also result in product liability lawsuits. Additionally, we may be unable to maintain our existing product liability insurance in the future at satisfactory rates or adequate amounts. A product liability claim, regardless of its merit or eventual outcome could result in:

  •
  decreased demand for our products;

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  injury to our reputation;

  •
  diversion of management's attention;

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  significant costs of related litigation;

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  substantial monetary awards to patients;

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  product recalls or market withdrawals;

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  loss of sales; and

  •
  the inability to successfully commercialize our products that are under development.

If we deliver products with defects, our credibility may be harmed and market acceptance of our products may decrease.

The manufacturing and marketing of our products involve an inherent risk of product liability claims. In addition, our product development and production processes are complex and could expose our products to defects. Our SurgASSIST system incorporates sophisticated computer software. Complex software frequently contains errors, especially when first introduced. We cannot assure you that our software will not experience errors or performance problems in the future. If our products contain mechanical defects, or software errors, or have performance problems, we would likely experience:

  •
  loss of sales;

  •
  delay in market acceptance of our products;

  •
  damage to our reputation;

  •
  additional regulatory filings;

  •
  product recalls;

  •
  increased service or warranty costs; or

  •
  product liability claims.

We may need substantial additional funding and we may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We believe that the net proceeds from this initial public offering, together with our future sales, existing cash and cash equivalent balances and interest we earn on these balances will be sufficient to meet our anticipated cash requirements for at least the next twelve months. However, actual capital requirements will depend on many factors, many of which are outside our control, including:

  •
  future revenue generation;

  •
  future operating expenses, including planned increases in our research and development and sales and marketing expenses;

  •
  the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

  •
  the cost of defending, in litigation or otherwise, any claims that we infringe third party patent or other intellectual property rights;

  •
  the cost and timing of regulatory approvals;

  •
  expenses of future clinical studies;

  •
  the effect of competing technological and market developments;

  •
  licensing technologies for future development; and

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  the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Historically, we have financed our operations and internal growth primarily through private placements of equity securities and debt. We cannot be certain that additional public or private financing will be available in amounts acceptable to us, or at all. If we raise additional funds by issuing equity securities, you may experience dilution. Debt financing, if available, may involve restrictive covenants. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. Substantially all our assets are subject to a security interest in favor of the holders of our convertible notes, which may limit our ability to obtain additional debt financing. Additionally, if we default in the payment of our convertible notes, our noteholders will be entitled to exercise their rights as secured creditors, which include the right to foreclose on the assets we have provided as collateral, which could materially impair our ability to continue to operate our business.

If we are unable to raise additional funds when needed, we may have to delay or reduce the scope of or eliminate some or all of our development programs or we may be forced to seek protection under applicable bankruptcy laws. Any restructuring or bankruptcy could materially impair your investment.

We sell our systems internationally and are subject to various risks relating to these international activities, which could adversely affect our business, financial condition and results of operations.

In 2006, 21% of our sales occurred in international markets. By doing business in international markets, we are exposed to risks separate and distinct from those we face in our domestic operations. Our international business may be adversely affected by changing economic conditions in foreign countries. Because most of our international sales are denominated in the functional currency of the country where the product is being shipped, increases or decreases in the value of the U.S. dollar relative to foreign currencies could affect our results of operations. Engaging in international business inherently involves a number of other difficulties and risks, including:

  •
  export restrictions and controls relating to technology and government regulation;

  •
  the availability and level of reimbursement within prevailing foreign healthcare payment systems;

  •
  pricing pressure that we may experience internationally;

  •
  required compliance with existing and changing foreign regulatory requirements and laws;

  •
  laws and business practices favoring local companies;

  •
  longer payment cycles;

  •
  difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

  •
  political and economic instability;

  •
  potentially adverse tax consequences, tariffs and other trade barriers;

  •
  international terrorism and anti-American sentiment;

  •
  difficulties and costs of staffing and managing foreign operations; and

  •
  difficulties in enforcing intellectual property rights.

Our exposure to each of these risks may increase our costs, impair our ability to market and sell our products and require significant management attention. We cannot assure you that one or more of these factors will not harm our business.

If we choose to acquire or invest in new and complementary businesses, products or technologies instead of developing them ourselves, such acquisitions or investments could disrupt our business.

We may attempt to expand our business through acquisitions. To the extent we grow our business through acquisitions, our future success may be partially dependent upon our ability to effectively integrate acquired businesses with our own. There can be no assurance that our acquisitions will be successfully integrated or that any such acquisitions will otherwise be successful. If our acquisitions are unsuccessful for any reason, our business may be harmed and the value of your investment may decline.

We are dependent upon key personnel, the loss of any of which could harm our business.

Our future business and operating results depend significantly on the continued contributions of our key technical personnel and senior management, particularly those of our co-founder, Chief Executive Officer and President, Michael P. Whitman. These individuals and the services they provide would be difficult or impossible to replace. While we are subject to certain severance obligations to Mr. Whitman, either he or we may terminate his employment at any time and for any lawful reason or for no reason. Our business and future operating results also depend significantly on our ability to attract and retain qualified management, manufacturing, technical, marketing, sales and support personnel for our operations. Competition for such personnel is intense, and there can be no assurance that we will be successful in attracting or retaining such personnel.

Although we have key-person life insurance in the amount of $2.0 million on the life of Mr. Whitman, this amount would not fully compensate us for the loss of Mr. Whitman's services. The loss of key employees, the failure of any key employee to perform or our inability to attract and retain skilled employees, as needed, could harm our business.

Lack of third-party coverage and reimbursement for our products could delay or limit their adoption.

We may experience limited sales growth resulting from limitations on reimbursements made to purchasers of our products by third-party payors, and we cannot assure you that our sales will not be impeded and our business harmed if third-party payors fail to provide reimbursement that hospitals view as adequate.

In the United States, our products are purchased primarily by medical institutions, which then bill various third-party payors, such as the Centers for Medicare and Medicaid Services, or CMS, which administers the Medicare program, and other government programs and private insurance plans, for the healthcare services provided to their patients. The process involved in applying for coverage and incremental reimbursement from CMS is lengthy and expensive. Moreover, many private payors look to CMS in setting their reimbursement policies and amounts. If CMS or other agencies limit coverage for procedures utilizing our SurgASSIST system or decrease or limit reimbursement payments for doctors and hospitals, this may affect coverage and reimbursement determinations by many private payors.

If a medical device does not receive incremental reimbursement from CMS, then a medical institution would have to absorb the cost of our products as part of the cost of the procedure in which the products are used. Acute care hospitals are now generally reimbursed by CMS for inpatient operating costs under a Medicare hospital inpatient prospective payment system. Under the Medicare hospital inpatient prospective payment system, acute care hospitals receive a fixed payment amount for each covered hospitalized patient based upon the Diagnosis-Related Group, or DRG, to which the inpatient stay is assigned, regardless of the actual cost of the services provided. At this time, we do not know the extent to which medical institutions would consider insurers' payment levels adequate to cover the cost of our products. Failure by hospitals and surgeons to receive an amount that they consider to be adequate reimbursement for procedures in which our products are used could deter them from purchasing our products and limit our sales growth. In addition, pre-determined DRG payments may decline over time, which could deter medical institutions from purchasing our products. If medical institutions are unable to justify the costs of our products, they may refuse to purchase them, which would significantly harm our business.

Our operations are currently conducted primarily at a single location that may be at risk from fire, earthquakes, terror attacks or other disasters.

We currently conduct all of our manufacturing and management activities and certain research and development activities at a single location in Langhorne, Pennsylvania. We have taken precautions to safeguard our facilities, including insurance, health and safety protocols and off-site storage of computer data. However, a casualty due to fire or natural disaster, such as an earthquake, storm or terrorist attack, could cause substantial delays in our operations, damage or destroy our equipment or inventory and cause us to incur additional expenses. A disaster could seriously harm our business and results of operations. Our insurance does not cover earthquakes and floods and may not be adequate to cover our losses in any particular case.

Risks Related to Our Intellectual Property

If we fail to adequately enforce or defend our intellectual property rights, our business may be harmed.

Much of the technology used in the markets in which we compete is covered by patents, and our commercial success will depend in large part on our ability to obtain and maintain patent and trade secret protection for our products and methods. We currently hold 24 issued United States patents, three granted European patents, more than 100 pending United States and foreign patent applications and two licensed patents that cover key aspects of our technology. Our issued patents expire at various dates beginning in 2019. The loss of our patents could reduce the value of the related products. In addition, the cost to litigate infringements of our patents or the cost to defend ourselves against patent infringement actions by others could be substantial.

Our ability to obtain additional patents is uncertain and the legal protection afforded by these patents is limited and may not adequately protect our rights or permit us to gain or keep any competitive advantage. In addition, the specific content required of patents and patent applications that is necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the United States or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection. Even if patents are issued regarding our products and methods, our competitors may challenge the validity of those patents. Patents also will not protect our products and methods if competitors devise ways of making competitive products without infringing our patents.

Proprietary trade secrets and unpatented know-how are also very important to our business. We rely on trade secrets to protect certain aspects of our technology, especially where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Our employees, consultants, contractors, outside clinical collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If we infringe intellectual property rights of third parties, it may increase our costs or prevent us from being able to sell our existing products or commercialize new products.

There is a risk that we are infringing the proprietary rights of third parties under patents and pending applications belonging to third parties that may exist in the United States and elsewhere in the world and that relate to the products we market and develop. Because the patent application process can take several years to complete, there may be currently pending applications, unknown to us, which may later result in issued patents that cover the production, manufacture, commercialization or use of our products. In addition, the production, manufacture, commercialization or use of our product candidates may infringe existing patents of which we are not aware.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the medical device industry. Defending ourselves against third-party claims, including litigation in particular, would be costly and time consuming and would divert management's attention from our business, which could lead to delays in our development or commercialization efforts. Currently, we are involved in two appeal proceedings in Germany in connection with two of three patent-infringement lawsuits against us. The lawsuits alleged that certain of our products infringe three European patents held by Ethicon Endo-Surgery. If third parties are successful in their claims, we might have to pay substantial damages or take other actions that are adverse to our business. As a result of intellectual property infringement claims, or to avoid potential claims, we might:

  •
  be prohibited from selling or licensing any of our current products or any product that we may develop unless the patent holder licenses the patent to us, which it is not required to do;

  •
  be required to pay substantial royalties or grant a cross license to our patents to another patent holder; or

  •
  be required to redesign a product so it does not infringe, which may not be possible or could require substantial funds and time.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other medical device companies, including our competitors or potential competitors. We could in the future be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. In addition, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential products, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management.

Risks Related to Regulatory Compliance

Our failure to meet strict regulatory requirements could require us to pay fines, incur other costs or even close our facilities.

Our facilities and manufacturing techniques generally must conform to standards that are established by the United States Food and Drug Administration, or FDA, and other government agencies, including those of European and other foreign governments. These regulatory agencies may conduct periodic audits or inspections of our facilities or our processes to monitor our compliance with applicable regulatory standards. If a regulatory agency finds that we have failed to comply with the appropriate regulatory standards, it may impose fines on us, delay or withdraw pre market clearances or other regulatory approvals or, if such a regulatory agency determines that our non-compliance is severe, it may close our facilities. Any adverse action by an applicable regulatory agency could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers' demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

Between May 2002 and June 2005, the FDA conducted three inspections of our facilities. Each of those inspections resulted in the issuance of a Notice of Inspectional Observations, or Form 483. Certain observations regarding our processes to handle customer complaints, submit medical device reports, initiate corrective and preventive actions and to conduct internal quality audits were identified by the FDA as areas of possible non-compliance with FDA regulations. For each of those Form 483s issued by the FDA, we submitted a response which identified our proposed corrective action plans to address the FDA's inspectional observations. In each case, the FDA issued an Establishment Inspection Report, or EIR, which officially closed FDA's inspection. From February 13 to April 26, 2007, the FDA conducted an additional inspection of our facility in Langhorne, Pennsylvania. A Form 483 was provided to us at the conclusion of the inspection. In the FDA's most recent Form 483, 24 inspectional observations were identified, including the failure to properly process customer complaints, failure to submit to the FDA medical device reports or to submit them within regulatory timeframes, and the lack of reporting a field action. Certain of the FDA's inspectional observations are similar to observations identified in the prior Form 483s issued to us. We are preparing a response to the FDA, which will include our proposed corrective actions to address the FDA's observations. Whether the FDA will accept our response is uncertain, particularly in light of the similar nature of the current inspectional observations to the previous observations. If the FDA does not agree with our proposed corrective actions, or accepts them but finds that we have not implemented them adequately, if the FDA is concerned about the repetitive nature of the inspectional observations, or if we otherwise fail to comply with applicable regulatory requirements, the FDA could initiate an enforcement action, including any of the following sanctions:

  •
  untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

  •
  customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

  •
  operating restrictions or partial suspension or total shutdown of production;

  •
  refusing or delaying our requests for 510(k) clearance or premarket approval, or PMA, of new products or modified products;

  •
  withdrawing 510(k) clearances or PMA approvals that have already been granted;

  •
  refusal to grant export approval for our products; or

  •
  criminal prosecution.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and regulations and could face substantial penalties if we are unable to fully comply with such laws.

The federal anti-kickback laws and several similar state laws prohibit payments that are intended to induce physicians or others either to refer patients to acquire or arrange for or recommend the acquisition of healthcare products or services. These laws affect our sales, marketing and other promotional activities by limiting the kinds of financial arrangements and sales programs we may have with hospitals, physicians or other potential purchasers or users of medical devices. In particular, these laws influence how we structure our sales, customer support, education and training programs and physician consulting and other service arrangements. Although we seek to structure such arrangements in compliance with applicable requirements, these laws are broadly written and it is difficult to determine precisely how these laws will be applied in specific circumstances. We could be subject to a claim under these anti-kickback laws for our consulting arrangements with surgeons, grants for training and other education, grants for research and other interactions with doctors which have come under scrutiny by federal and state regulators and law enforcement entities. Anti-kickback laws prescribe civil, criminal and administrative penalties for noncompliance, which can be substantial. Due to the breadth of the statutory provisions and the lack of guidance in the form of regulations or court decisions addressing some industry activities, it is possible that our sales, marketing and promotional activities practices might be challenged under anti-kickback or related laws. Even an unsuccessful challenge to or investigation into our practices could cause adverse publicity and thus could harm our business and results of operations.

Foreign sales of our products also subject us to similar fraud and abuse laws, including application of the U.S. Foreign Corrupt Practices Act. If our operations, including any consulting arrangements we may enter into with physicians who use our products, are found to be in violation of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation. If enforcement action were to occur, our business and financial condition would be harmed.

Modifications to our products may require new regulatory clearances or approvals or may require us to recall or cease marketing our products until clearances or approvals are obtained.

Modifications to our products may require new regulatory approvals or clearances, including 510(k) clearances or premarket approvals, or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. The FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine that a modification could not significantly affect safety or efficacy and does not represent a major change in its intended use, so that no new 510(k) clearance is necessary. However, the FDA can review a manufacturer's decision and may disagree. The FDA may also on its own initiative determine that a new clearance or approval is required. We have made modifications to our products in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing our products as modified, which could require us to redesign our products and harm our operating results. In these circumstances, we may be subject to significant enforcement actions.

If a manufacturer determines that a modification to an FDA-cleared device could significantly affect its safety or efficacy, or would constitute a major change in its intended use, then the manufacturer must file for a new 510(k) clearance or possibly a premarket approval application. Where we determine that modifications to our products require a new 510(k) clearance or premarket approval application, we may not be able to obtain those additional clearances or approvals for the modifications or additional indications in a timely manner, or at all. For those products sold in the European Union, we must notify Orion Registrar, Inc., or Orion, our E.U. Notified Body, if significant changes are made to the products or if there are substantial changes to our quality assurance systems affecting those products. Obtaining clearances and approvals can be a time consuming process, and delays in obtaining required future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

There is no guarantee that the FDA will grant 510(k) clearance or PMA approval of our emerging technologies and failure to obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business.

Some of our new products will require FDA clearance of a 510(k), or may require FDA approval of a PMA. We expect to submit to the FDA a 510(k) for our M60 instrument in the second quarter of 2007. We are in the process of developing our regulatory strategies for obtaining clearance or approval of our other new products. The FDA may not approve or clear these products for the indications that are necessary or desirable for successful commercialization. Indeed, the FDA may refuse our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products. Failure to receive clearance or approval for our new products would have an adverse effect on our ability to expand our business.

If we or our contract manufacturers fail to comply with the FDA's Quality System Regulations, our manufacturing operations could be interrupted and our product sales and operating results could suffer.

Our finished goods manufacturing processes, and those of some of our contract manufacturers, are required to comply with the FDA's Quality System Regulations, or QSRs, which cover the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices. The FDA enforces its QSRs through periodic inspections of manufacturing facilities. We and our contract manufacturers have been, and anticipate in the future being, subject to such inspections. If our manufacturing facilities or those of any of our contract manufacturers fail to take satisfactory corrective action in response to an adverse

QSR inspection, the FDA could take enforcement action, including any of the following sanctions, which could have a material impact on our operations:

  •
  untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

  •
  customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

  •
  operating restrictions or partial suspension or total shutdown of production;

  •
  refusing or delaying our requests for 510(k) clearance or premarket approval of new products or modified products;

  •
  withdrawing 510(k) clearances on PMA approvals that have already been granted;

  •
  refusal to grant export approval for our products; or

  •
  criminal prosecution.

Our products may in the future be subject to product recalls that could harm our reputation, business and financial results.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. The FDA requires that certain classifications of recalls be reported to FDA within 10 working days after the recall is initiated. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. We have initiated certain voluntary recalls involving products that have been distributed to our customers and may take additional such actions in the future. We believe that certain of those recalls do not require notification of the FDA. If the FDA disagrees with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action, including any of the following sanctions for failing to report the recalls when they were conducted:

  •
  untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

  •
  customer notifications or repair, replacement, refunds, recall, detention of seizure of our products;

  •
  operating restrictions or partial suspension or total shutdown of production;

  •
  refusing or delaying requests for 510(k) clearance or premarket approval of new products or modified products;

  •
  withdrawing 510(k) clearances or PMA approvals that have already been granted;

  •
  refusal to grant export approval for our products; or

  •
  criminal prosecution.

If our products, or malfunction of our products, cause or contribute to a death or a serious injury, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA medical device reporting regulations, medical device manufacturers are required to report to the FDA information that a device has or may have caused or contributed to a death or serious injury or has malfunctioned in a way that would likely cause or contribute to death or serious injury if the malfunction of the device or one of our similar devices were to recur. All manufacturers placing medical devices in the market in the European Union are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the Competent Authority in whose jurisdiction the incident occurred. Were this to happen to us, the relevant Competent Authority would file an initial report, and there would then be a further inspection or assessment if there are particular issues. This would be carried out either by the Competent Authority or it could require that Orion, as the Notified Body, carry out the inspection or assessment.

Any such adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Adverse events involving our products have been reported to us in the past, and we cannot guarantee that they will not occur in the future. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

Failure to obtain regulatory approval in additional foreign jurisdictions will prevent us from expanding the commercialization of our products abroad.

We intend to market our products in a number of international markets. Although certain of our products have been approved for commercialization in Japan and in the European Union, in order to market our products in other foreign jurisdictions we must obtain separate regulatory approvals. The approval procedure varies among jurisdictions and can involve substantial additional testing. Approval or clearance by the FDA does not ensure approval by regulatory authorities in other jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign jurisdictions or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval in addition to other risks. In addition, the time required to obtain foreign approval may differ from that required to obtain FDA approval, and we may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any foreign market other than in the European Union and Japan.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or "off-label" uses.

Our promotional materials and training methods regarding surgeons must comply with FDA and other applicable laws and regulations. Many of our products are cleared by the FDA for use in various surgical applications. We believe that the specific surgical procedures for which our products are marketed fall within the scope of the surgical applications that have been cleared by the FDA. However, the FDA could disagree and require us to stop promoting our products for those specific procedures until we obtain FDA clearance or approval for them. In addition, if the FDA determines that our promotional materials or training constitutes promotion of an unapproved use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired.

Federal regulatory reforms may adversely affect our ability to sell our products profitably.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of a medical device. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

Risks Related to the Offering and Ownership of Our Common Stock

Our common stock has not been publicly traded, and we expect that the price of our common stock will fluctuate substantially.

Before this offering, there has been no public market for shares of our common stock. An active public trading market may not develop after the closing of this offering or, if developed, may not be sustained. The price of the shares of common stock sold in this offering will not necessarily reflect the market price of the common stock after this offering. The market price for the common stock after this offering will be affected by a number of factors, including:

  •
  actual or anticipated announcements of technological innovations;

  •
  new commercial products;

  •
  actual or anticipated changes in laws and governmental regulations;

  •
  disputes relating to patents or proprietary rights;

  •
  changes in business practices;

  •
  developments relating to our efforts to obtain additional financing to fund our operations or our issuance of additional debt or equity securities;

  •
  announcements by us regarding transactions with potential strategic partners;

  •
  changes in industry trends or conditions;

  •
  trading volume of our common stock;

  •
  changes in earnings estimates or recommendations by securities analysts, failure to obtain analyst coverage of our common stock or our failure to achieve analyst earnings estimates;

  •
  developments in our industry; and

  •
  general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors or potential competitors.

In addition, the stock prices of many companies in the medical device industry have experienced wide fluctuations that have often been unrelated to the operating performance of these companies. In the past, securities class action litigation often has been initiated against a company following a period of volatility in the market price of the company's securities. If securities class action litigation is initiated against us, we will incur substantial costs and our management's attention will be diverted from our operations. All of these factors may materially and adversely affect the market price of our common stock, and you may lose some or all of your investment.

Securities analysts may not initiate coverage for our common stock or may issue negative reports, and this may have a negative impact on the market price of our common stock.

Securities analysts may elect not to provide research coverage of our common stock after the closing of this offering. If securities analysts do not cover our common stock after the closing of this offering, the lack of research coverage may adversely affect the market price of our common stock. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts who elects to cover us downgrades our stock, our stock price could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, rules mandated by the Sarbanes-Oxley Act and a global settlement reached in 2003 between the Securities and Exchange Commission, or SEC, other regulatory agencies and a number of investment banks have led to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms will be required to contract with independent financial analysts for their stock research. It may be difficult for companies such as ours, with smaller market capitalizations, to attract independent financial analysts that will cover our common stock. This could have a negative effect on the market price of our stock.

Our principal stockholders, directors and management will continue to own a large percentage of our voting stock after this offering, which will allow them to exercise significant influence over matters subject to stockholder approval.

Our executive officers, directors and stockholders holding 5% or more of our outstanding common stock will beneficially own or control approximately             % of the outstanding shares of our common stock, after giving effect to the conversion of all outstanding preferred stock and assuming no exercise of outstanding options and warrants or conversion of our convertible notes, following the closing of this offering. Accordingly, these executive officers, directors and principal stockholders, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These stockholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other stockholders. This significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control of our company.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a merger, acquisition or change of control. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

  •
  advance notice requirements for stockholder proposals and nominations;

  •
  limitations on convening stockholder meetings;

  •
  the elimination of stockholder action by written consent;

  •
  the elimination of cumulative voting; and

  •
  a classified board of directors.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that they may occur, may depress the market price of our common stock.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, or the public market perceives that existing stockholders might sell substantial shares of common stock, the market price of our common stock could decline significantly. See "Shares Eligible for Future Sale." These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

We are obligated to file a registration statement with the Securities and Exchange Commission within 90 days from the closing of this offering to cover the subsequent resale of common stock underlying our convertible notes and will incur financial penalties if this resale registration statement is not effective 180 days after the effectiveness of the registration statement which this prospectus is a part. In addition, the holders of                          shares of our common stock issuable upon the conversion of our preferred stock have registration rights which will entitle them to include their shares in the foregoing resale registration statement. See "Shares Eligible for Future Sale." Also, the holders of                          shares of our common stock will be eligible to sell all or some of their shares by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, immediately after we close this offering. Based on the number of shares of common stock outstanding as of March 31, 2007, upon the closing of this offering,                           shares of our common stock will be outstanding, assuming no exercise of outstanding options or warrants or conversion of our convertible notes. Of these, all of the shares sold in this offering will be freely tradable without restriction or further registration unless held by an affiliate of ours. Of the remaining                          shares of common stock,                           shares, are held by existing stockholders are subject to lock-up agreements with the underwriters which prohibit the sale of such shares for 180 days after the date of this prospectus, as described under "Underwriting—Lock-up Agreements." As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. Any substantial sale of common stock pursuant to any resale registration statements or Rule 144 may have an adverse effect on the market price of our common stock by creating an excessive supply.

New investors in our common stock will experience immediate and substantial dilution after this offering.

The initial public offering price of our common stock will be substantially higher than the book value per share of our common stock. If you purchase common stock in this offering, you will incur dilution of $                    in pro forma net tangible book value per share of common stock, based on an assumed initial public offering price of $                                  per share. Investors will incur additional dilution upon the exercise of stock options and warrants. See "Dilution."

We have broad discretion in the use of the net proceeds from this offering, and we may not use these proceeds effectively.

We have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses, cause the price of our common stock to decline or delay product development.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. These statements identify substantial risks and uncertainties and relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and similar expressions, whether in the negative or affirmative. These statements are only predictions and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors" and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not undertake to update any of the forward-looking statements after the date of this prospectus.

Use of Proceeds

We estimate that the net proceeds from the sale of the shares by us in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $              million. We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of              shares at the initial public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than              shares in connection with this offering. To the extent that this option is exercised in full, the estimated net proceeds from the shares we sell will be approximately $              million.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use our net proceeds for general corporate purposes, including working capital, the expansion of our sales and marketing organizations, continuation of our research and development efforts, expansion of our manufacturing capabilities and purchases of capital equipment. We may also use a portion of the proceeds for acquisitions of businesses, products and technologies that are complementary to our business. Although we have from time to time evaluated possible acquisitions, we currently have no commitments or agreements to make any material acquisition, and we cannot assure you that we will make any acquisitions in the future. Until we use our net proceeds of the offering, we intend to invest the funds in United States government securities and other short-term, investment-grade, interest-bearing instruments or high-grade corporate notes. Management will have significant flexibility in applying our net proceeds of the offering.

Dividend Policy

We have never paid or declared any cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business. Our board of directors will determine the timing and amount of such future dividends. Our agreements with the holders of our convertible notes contain restrictive covenants that generally prohibit us from paying cash dividends, making distributions of cash or property on any class of stock or repurchasing our capital stock.

Capitalization

The following table sets forth our capitalization as of December 31, 2006:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the conversion into common stock of all of our outstanding shares of preferred stock into 141,978,494 shares of common stock upon completion of this offering and the issuance of our convertible notes for net cash proceeds of $23.4 million, as if each had occurred on December 31, 2006; and

  •
  on a pro forma as adjusted basis to give effect to the completion of this offering and our receipt of the estimated net proceeds of the shares of common stock we are offering, as described under "Use of Proceeds," assuming no conversion to common stock of our convertible notes.

You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2006
	Actual	Pro Forma(1) (unaudited)	Pro Forma as Adjusted (unaudited)
	(in thousands)
Cash and cash equivalents	$8,684	$28,580	$

Long-term debt, net of current portion	$377	$24,630	$

Redeemable convertible preferred stock	116,198	—

Shareholders' (deficit) equity:
Common stock, $0.001 par value: 260,000,000 shares authorized; shares issued and outstanding: 60,124,414 actual; 202,102,908 pro forma; pro forma as adjusted	60	202
Additional paid-in capital	37,132	153,188
Accumulated deficit	(137,066)	(137,066)

Total capitalization	$16,701	$40,954	$

(1)
As stated above, the pro forma capitalization data assumes the conversion of our outstanding preferred stock into common stock, and reflects the issuance of our convertible notes in the aggregate principal amount of $25,000,000. Of the proceeds of our convertible notes, $3,500,000 has been placed into escrow to fund the first four interest payments due on the convertible notes, and such escrowed amounts are classified as restricted cash in our balance sheet. In connection with the convertible note issuance, we incurred issuance costs of $1,600,000 and recorded a debt discount of $747,000, which represents the fair value of an adjustment to the term of outstanding common stock warrants held by an investor in the convertible notes. The pro forma data does not include adjustments which will be required to record the contingent beneficial conversion feature on the convertible notes. This adjustment will be recorded upon the completion of the initial public offering, based on the initial public offering price and timing of the initial public offering.

The numbers of shares of common stock shown above as issued and outstanding on a pro forma and pro forma as adjusted basis are based upon the number of shares of our common stock and

preferred stock outstanding at December 31, 2006, giving effect to the    -for-one reverse stock split with respect to our common stock effected on                           , 2007 and exclude, as of April 30, 2007:

  •
  27,629,054 shares issuable upon exercise of outstanding stock options, which have a weighted average exercise price of $0.51 per share;

  •
  10,357,238 additional shares reserved for future issuance under our stock-based compensation plans;

  •
  18,408,864 shares issuable upon exercise of outstanding common stock purchase warrants, which have a weighted average exercise price of $0.81 per share; and

  •
  shares issuable upon conversion of our convertible notes, assuming a conversion price of $             per share.

Dilution

Our pro forma net tangible book value on December 31, 2006 was $13.6 million, or $0.07 per share. "Pro forma net tangible book value" is equal to the sum of our total assets at December 31, 2006, plus the net proceeds, after offering expenses, of our convertible notes issued in March 2007, minus the sum of our liabilities and intangible assets at December 31, 2006 and the principal amount of our convertible notes. "Pro forma net tangible book value per share" is pro forma net tangible book value divided by the total number of shares of our common stock outstanding on a pro forma basis giving effect to the conversion to common stock of our outstanding preferred stock, assuming no conversion to common stock of our convertible notes.

After giving effect to adjustments relating to the offering, our pro forma as adjusted net tangible book value on December 31, 2006 would have been $              million, or $             per share. The adjustments made to determine pro forma as adjusted net tangible book value per share consist of:

  •
  an increase in total assets to reflect the estimated net proceeds to us of the offering as described under "Use of Proceeds;" and

  •
  the addition of the number of shares offered by us in this prospectus to the number of shares outstanding.

The following table illustrates the increase in pro forma net tangible book value of $                        per share and the dilution (the difference between the offering price per share and net tangible book value per share) to new investors:

Assumed public offering price per share
Pro forma net tangible book value per share as of December 31, 2006	$	$
Increase in pro forma net tangible book value per share attributable to the offering	$

Pro forma as adjusted net tangible book value per share as of December 31, 2006, after giving effect to the offering

Dilution per share to new investors in the offering		$

The following table shows the difference between existing stockholders and new investors with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share. The table assumes the initial public offering price will be $             per share.

	Shares Purchased		Total Consideration
Weighted Average Price Per Share
	Amount	Percent	Amount	Percent
Existing Stockholders	202,102,908%		135,458,889%		$0.67
New Investors

Total		%		%

The preceding tables are based on our shares outstanding at December 31, 2006 and assume no exercise of any outstanding stock options or warrants after that date. At December 31, 2006 there were outstanding options and warrants to purchase an aggregate of 37,876,545 shares of our common stock at a weighted average exercise price of $0.63 per share. In addition, our convertible notes issued in March 2007 are convertible into an aggregate of             shares of our common stock based on an assumed conversion price equal to the assumed initial public offering price of $             per share, less an assumed discount of 6%, as provided under the terms of the notes. To the extent any of these options or warrants are exercised, or our convertible notes are converted to common stock, there will be further dilution to new investors.

If all options and warrants outstanding at December 31, 2006 had been exercised as of that date:

  •
  our pro forma net tangible book value, giving effect to those transactions, would be $             per share, and the dilution per share to new investors in the offering would be $             per share;

  •
  the average price per share paid by all existing stockholders for their shares, giving effect to those transactions, would be $0.67, and existing stockholders would own          % of our outstanding shares and would have paid         % of the total consideration paid for all our outstanding shares.

If, in addition, our convertible notes had been converted to common stock at the assumed conversion price set forth above as of December 31, 2006:

  •
  our pro forma net tangible book value would be $             per share, and the dilution per share to new investors in the offering would be $             per share;

  •
  the average price per share paid by all existing stockholders for their shares would be $             , and existing stockholders would own         % of our outstanding shares and would have paid         % of the total consideration paid for all our outstanding shares.

Selected Consolidated Financial Data

The selected consolidated financial data set forth below are derived from our consolidated financial statements. The consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006, and the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data at December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements which are not included in this prospectus.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Sales	$5,016	$7,195	$8,663	$11,999	$7,881
Cost of sales	7,870	9,121	7,244	12,346	10,066

Gross profit	(2,854)	(1,926)	1,419	(347)	(2,185)
Costs and expenses:
Research and development	7,130	2,381	3,246	5,482	4,682
Sales and marketing	6,879	7,149	11,631	14,630	13,367
General and administrative	3,895	4,191	4,541	6,331	7,371

Operating loss	(20,758)	(15,647)	(17,999)	(26,790)	(27,605)
Other income (expense):
Interest income	24	12	139	270	544
Interest expense	(218)	(593)	(564)	(916)	(1,269)

Total other income (expense)	(194)	(581)	(425)	(646)	(725)

Net loss	$(20,952)	$(16,228)	$(18,424)	$(27,436)	$(28,330)
Accretion of preferred stock	(12)	(119)	(1,966)	(4,808)	(7,108)

Net loss applicable to common shares	$(20,964)	$(16,347)	$(20,390)	$(32,244)	$(35,438)

Net loss per common share:
Basic and diluted	$(4.65)	$(0.70)	$(0.38)	$(0.56)	$(0.59)

Pro forma (unaudited)					$(0.16)

Weighted average number of common shares outstanding:
Basic and diluted	4,509	23,348	53,228	57,937	60,091

Pro forma (unaudited)					175,028

	As of December 31, 2006
	2002	2003	2004	2005	2006
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$458	$777	$21,632	$7,933	$8,684
Working capital	961	176	21,526	7,398	10,535
Total assets	4,645	6,654	31,531	23,869	22,142
Long-term debt, net of current portion	14,500	15,000	10,010	6,769	377
Redeemable convertible preferred stock	—	6,181	51,988	73,331	116,198
Shareholders' deficit	(12,655)	(20,239)	(37,409)	(66,538)	(100,029)

Management's Discussion and Analysis
of Financial Condition and Results of Operations

You should read the following discussion in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus.

Overview

We design, manufacture and market the SurgASSIST® system of computer-assisted, power-actuated endomechanical surgical instruments, which we refer to as Intelligent Surgical Instruments™. Surgeons use our Intelligent Surgical Instruments for cutting, stapling and tissue manipulation in a variety of procedures in open surgery, minimally invasive surgery, or MIS, and in the emerging field of natural orifice translumenal endoscopic surgery, or NOTES. Our SurgASSIST system has been used in an estimated 30,000 surgical procedures in more than 350 hospitals and medical institutions worldwide.

Since our inception, we have devoted substantially all our resources to the development and commercialization of our SurgASSIST system and, more recently, to the expansion of our manufacturing and direct sales and marketing operations. We currently outsource the manufacture of components such as machined and molded parts, mechanical sub-assemblies and circuit boards and perform the final assembly and testing of our products in our Langhorne, Pennsylvania facility. We sell our Intelligent Surgical Instruments through our direct sales force in the United States, parts of Europe and Japan and through distributors in other parts of Europe.

We have incurred net losses in each year since our inception and have an accumulated deficit at December 31, 2006 of $137.1 million. We expect our losses to continue through at least 2008 as we develop and introduce our next generation of Intelligent Surgical Instruments and build the infrastructure necessary to support our anticipated sales growth. To date, we have financed our operations primarily through private placements of our equity securities and through the issuance of debt.

Key milestones in the development of our business include the following:

  •
  In 1999 and 2000, we were a development stage enterprise primarily engaged in research and development. We developed key aspects of our core technology, including the basic architecture of our SurgASSIST surgical platform, filed our first patent applications and obtained FDA clearance to market the initial version of our SurgASSIST system.

  •
  In 2001, we commenced the commercialization of our SurgASSIST platform. We contracted for the manufacture of key components and assembly of our SurgASSIST system by contract manufacturers. We began shipments of our SurgASSIST system, including our first four Intelligent Surgical Instruments, in June 2001. We generated $2.1 million in sales in the last seven months of 2001.

  •
  During 2002, 2003 and 2004, we expanded our SurgASSIST system by introducing six new Intelligent Surgical Instruments, including our lines of linear and right angle linear cutters and staplers. Our intellectual property portfolio was augmented by the issuance of 13 patents. We expanded our direct sales force and began to establish an international sales and distribution capability. Our sales increased from $5.0 million in 2002 to $7.2 million in 2003 and $8.7 million in 2004.

  •
  In 2005, we opened our current manufacturing facility in Langhorne, Pennsylvania and assumed responsibility for the assembly and testing of many of our products. We introduced our first Intelligent Surgical Instruments designed specifically for use in minimally invasive surgery. We also began a series of research collaborations with key clinicians and hospitals intended to promote awareness and adoption of our SurgASSIST system. Our sales increased to $12.0 million in 2005.

  •
  In 2006, we continued to expand our suite of Intelligent Surgical Instruments, introducing new products, including a linear stapler designed for laparoscopic use and a circular stapler designed specifically for per-oral introduction. During 2006, our Intelligent Surgical Instruments were used in precedent-setting NOTES procedures, including what we believe were the first per-oral gastric bypass anastomosis and first per-oral esophagectomy.

  •
  Sales in the first quarter of 2006 were consistent with 2005 levels in response to continuing demand for our products. However, we encountered supply chain and manufacturing difficulties in 2006 that adversely affected our sales for the last three quarters of the year:

  •
  the expansion of our manufacturing capacity in Langhorne, Pennsylvania disrupted our operations and reduced our manufacturing productivity during the first half of the year;

  •
  the commercial launch of our PLC 60 linear stapler was delayed by almost nine months due to product design and supply chain problems, and after we exhausted our inventory of the SLC 55 linear stapler that the new product was designed to replace, we were unable to provide linear staplers to the market for more than six months. Because linear staplers account for a majority of our unit sales, this resulted in a significant loss of sales; and

  •
  we were unable to ship another of our highest volume products, our RALC 45 right angle linear cutter, for approximately three months due to our failure to procure an adequate supply of the product.

    Primarily as a result of these factors, our 2006 sales decreased to $7.9 million and cost of sales was $10.1 million, contributing to a loss from operations of $27.6 million.

  •
  We believe that we have made significant progress in overcoming these operational challenges. We resumed shipments of the RALC 45 in November 2006. We introduced our PLC 60 linear stapler in late December 2006. We have also implemented a number of programs to improve the efficiency and reliability of our supply chain and manufacturing operations. These initiatives include:

  •
  new supplier quality management and incoming component inspection procedures;

  •
  improved management controls, including a new standard cost system; and

  •
  improved management of finished goods inventory levels.

  •
  In the last twelve months, we also strengthened our management team through the addition of our new Chief Financial Officer, John Gandolfo, Chief Operations Officer, Alex Bourdon, and Vice President of Marketing, Liam Burns. We completed a private placement of $41.0 million of our preferred stock in August 2006. We also established a wholly owned subsidiary in Japan.

  •
  Since its launch in December 2006 and during the first quarter of 2007, we have placed 60 of our PLC 60 linear staplers in 39 hospitals globally.

  •
  In March 2007, we completed a private placement of $25.0 million of our convertible notes.

Financial Operations Overview

The following is a description of the principal components of our sales and expenses and of significant trends and challenges that we believe are important to an understanding of our business and results of operations.

Sales.    Our sales are currently derived primarily from the sale of our Intelligent Surgical Instruments and, to a lesser extent, from the sale of ancillary equipment that is used with our Intelligent Surgical Instruments, such as FlexShafts. We also sell reload cartridges that are used with our reusable, linear stapler products. We plan to introduce several new reusable, multiple-patient linear staplers during 2007 and ultimately intend to migrate our SurgASSIST platform toward a multiple-patient format using reload cartridges. We expect that, as our installed base of reusable, multiple-patient Intelligent Surgical Instruments grows, sales of reload cartridges will become an increasingly significant component of our total sales. A power console is necessary for the use of our SurgASSIST system in its current configuration. We have not historically derived, and do not expect to derive, substantial sales from the sale of power consoles. Currently, we make power consoles and related accessories such as remote control units available to institutions at a nominal charge or at no charge.

Our future success will depend on our ability to achieve and sustain significant growth in our sales. Our ability to grow our revenues will depend on many factors, including:

  •
  continued growth in market acceptance of our SurgASSIST system;

  •
  introduction of our next generation Intelligent Surgical Instruments on a timely basis;

  •
  expansion of our sales and marketing organization and recruitment and retention of a sufficient number of qualified sales consultants;

  •
  continued improvements in our supply chain and manufacturing operations to assure the quality and adequate supply of our products; and

  •
  the availability of clinical data to substantiate the long term efficacy and safety of our products, which has not been collected to date.

Cost of sales.    Cost of sales includes the cost of supplies, components and sub-assemblies that we purchase from third parties and use in the assembly of our products. Cost of sales also includes personnel costs and overhead related to our assembly and test operations, related occupancy, equipment depreciation, shipping costs and charges for inventory obsolescence.

Our future success will depend on our ability to make significant improvements in our cost of sales as a percentage of sales, or gross margins. Since the introduction of our SurgASSIST system in 2001, our gross margins have ranged from a negative gross margin of 56.9% in 2002 to a high of 16.4% in 2004. In 2006, we recorded a negative gross margin of 27.7%. Our high cost of sales has been attributable to a number of factors, including product defects that have required rework by us and by our suppliers, a labor-intensive manual assembly process that has resulted in high labor costs, and excess manufacturing capacity in relation to our sales, which has resulted in inefficient absorption of manufacturing overhead.

Another factor that has contributed to our high cost of sales has been charges associated with write-offs of excess and obsolete inventory, which aggregated $5.7 million between 2003 and 2006. Our product development plans include frequent introductions of new products that overlap functionally with existing products, while offering new or improved capabilities. We anticipate that in some cases, this may lead to a reduction in demand for, or discontinuation of, an existing product. In these circumstances, we must carefully manage our finished goods inventory to ensure that we have quantities of the existing product that are sufficient to meet customer demand pending introduction of the new product, but that do not leave us holding excess or obsolete inventory when a new product supplants the existing one.

Historically, our cost of sales included the substantial cost of our power consoles and related accessories, which had a significant adverse effect on our gross margins. We decided in 2005 that it would facilitate market acceptance of our Intelligent Surgical Instruments to make the power consoles and certain related accessories necessary for the use of our Intelligent Surgical Instruments available to institutions in appropriate circumstances at a nominal charge or at no charge. In light of this change in our business strategy, we recorded a charge to write down the value of our inventory of power consoles to their net realizable value, and the resulting $2.4 million charge significantly increased our cost of sales in 2005.

In order to achieve and sustain profitability, we will need to devote substantial resources to improving our procurement and manufacturing processes, upgrading our management information systems, and implementing new quality assurance, inventory and cost controls in order to reduce the cost of the components we purchase from third party vendors and improve the efficiency of our manufacturing operations. We also intend to increase the integration of our manufacturing operations, for example, by purchasing the capital equipment necessary to enable us to assemble critical components such as the reload cartridges that are used in our reusable multiple-patient linear staplers, which we currently purchase from a contract manufacturer. We believe this will enable us to significantly reduce the cost of these components, while also enabling us to better control their supply and quality. However, we cannot assure you that manufacturing yields or costs will not be adversely affected, at least initially, by the transition to in-house production or to new production processes. Because we have limited experience in manufacturing our products in commercial quantities, increasing our manufacturing capacity to support our planned sales growth while significantly improving our gross margins and maintaining product quality will involve significant challenges.

Research and development expenses.    Research and development expenses consist primarily of salaries and related expenses and overhead for our research, development and engineering personnel, prototype materials and research studies. We expense our research and development costs as incurred.

Our research and development expenses have fluctuated significantly in dollar amount and as a percentage of sales in the last five years, due primarily to the timing of research and development efforts associated with significant new product introductions. We anticipate that in comparison to 2006, when we incurred significant prototype costs in connection with the launch of the PLC 60 product, our research and development expenses will decrease in dollar amount in 2007, and thereafter will increase as we continue to invest in the development of new products and technologies.

Sales and marketing expenses.    Sales and marketing expenses consist primarily of salaries and related expenses, sales commissions and overhead for personnel performing sales and marketing functions. Other significant sales and marketing expenses include travel and entertainment expense, costs of attending medical conferences and trade shows, clinician training and other promotional costs and costs of demonstration systems and samples.

Our sales and marketing expenses have substantially exceeded our sales in each year since 2004, and we expect that they will continue to increase significantly as we invest in building the sales and marketing organization and administrative infrastructure necessary to support our planned sales growth.

General and administrative expenses.    General and administrative expenses consist primarily of salaries and related expenses and overhead for personnel performing executive, finance, information technology and human resource functions. Other significant general and administrative expenses include consulting fees and professional fees for legal services (including services related to obtaining and maintaining protection of our intellectual property) and accounting services.

Interest income.    Interest income consists of interest earned on our cash and cash equivalents.

Interest expense.    Interest expense consists of interest expense on our revolving line of credit, term loans, bridge financing and equipment loans.

Internal Control over Financial Reporting

Our management has determined that we have a material weakness in our internal control over financial reporting related to our financial statement close process that, until remediated, results in more than a remote likelihood that a material misstatement to the annual or interim consolidated financial statements could occur and not be prevented or detected by our internal controls in a timely manner. We have concluded that there is a material weakness in our internal control over financial reporting because we do not have a sufficient number of personnel with the appropriate level of experience and technical expertise to appropriately resolve non-routine and complex accounting matters or to evaluate the impact of new and existing accounting pronouncements on our consolidated financial statements while completing the financial statement close process. In order to remediate this material weakness, we are taking the following actions:

  •
  we are actively seeking additional accounting and finance staff members, including a senior accounting officer, to augment our current staff and to improve the effectiveness of our financial statement close process; and

  •
  we will also expand the training and education of our accounting and finance staff members in an effort to improve their effectiveness.

Notwithstanding the material weakness that existed as of December 31, 2006, our management has concluded that the consolidated financial statements included elsewhere in this prospectus present fairly, in all material respects, our financial position, results of operation and cash flows in conformity with U.S. generally accepted accounting principles.

Backlog

Our sales in any period are dependent primarily on orders booked and shipped in that period. As a result, we do not currently consider backlog to be an important indicator of sales for any future period. At December 31, 2006, our firm backlog, which consists of all accepted purchase orders for which our customer has specified a delivery date within the next twelve months, was $795,000, compared with $208,000 at December 31, 2005. We expect that in the longer term, as sales of reload cartridges become a more significant element of our business, backlog may become a more meaningful indicator of future sales.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates and judgments are inherently subject to uncertainty. On an ongoing basis, we re-evaluate our judgments and estimates, including those related to uncollectible accounts receivable, inventories, recoverability of long-lived assets, stock-based compensation, accrued expenses and other contingencies. We base our estimates and judgments on our historical experience and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and material effects on our operating results and financial position could result. The accounting policies described below are those which, in our opinion, involve the most significant application of judgment, or involve complex estimation, and which could, if different judgments or estimates were made, materially affect our reported results of operations.

Revenue recognition.    We derive revenues from the sale of products. Our primary customers include hospitals and distributors. In general, our arrangements with our customers provide for the following terms: (i) pricing is based on a price list provided from time to time by us; (ii) risk of loss passes and title passes to the customer upon delivery of the product by us to a common carrier; and (iii) payment of invoices is due within 30 days after the date of the invoice.

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collectibility is reasonably assured. Our sales arrangements can include the delivery of a single product or multiple products. Revenues associated with sales arrangements involving the delivery of a single product, or multiple products delivered simultaneously, are recognized at the time of shipment. Revenues associated with sales arrangements involving the delivery of multiple products over a period of time are recognized in accordance with the guidance contained in EITF 00-21. Accordingly, for sales arrangements with multiple deliverables, the total consideration due under the arrangement is allocated to the individual deliverables based on their relative fair values and revenue is recognized upon shipment of the products if the delivered product has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered products. When these criteria are not met, as is the case when we recover discounts given on the delivered instruments or FlexShafts through higher unit pricing on the sale of reload cartridges, the revenue associated with the delivered products is deferred and recognized ratably over the period of delivery of the undelivered products as long as such revenue is not contingent upon the delivery of the undelivered products. Allowances for product returns are estimated based on historical experience and provisions are recorded at the time of shipment.

Allowance for doubtful accounts.    We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of some of our customers to make required payments. The allowance for doubtful accounts is based on the specific identification of customer accounts that are overdue and for which management has estimated the expectation of actual loss.

Inventories.    Inventories are valued at the lower of cost or market value. Cost is determined on a first-in, first-out method. Costs include direct materials, direct labor and applicable manufacturing overhead, and other direct costs. We assess the valuation of our inventory on a periodic basis and write down the value for estimated excess and obsolete inventory based on estimates of future demand. We define obsolete inventory as inventory that will no longer be used in our manufacturing processes. Excess inventory is defined as inventory in excess of projected usage and is determined using management's best estimate of future demand, based upon information then available to us.

Long-lived assets.    Intangible assets with definite lives are amortized using the straight-line method and consist mainly of patents. We follow Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to evaluate impairment of intangible assets subject to amortization and other long-lived assets. We periodically evaluate whether current facts or circumstances indicate that the carrying value of such assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on the fair value using quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows.

Stock-based compensation.    Prior to 2006, we accounted for our stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and the related interpretations. Under APB 25, no compensation expense was recognized if the exercise price of our stock options equaled or exceeded the fair value of the underlying common stock at the date of grant. We provided pro forma disclosures in our financial statements as required by SFAS 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, related to these fiscal periods prior to January 1, 2006.

The fair value of our common stock during the years ended December 31, 2004 and December 31, 2005 was determined by our board of directors with the assistance of our management. We did not obtain contemporaneous valuations by an unrelated valuation specialist because during the period, we were focused on product development and our financial and managerial resources for doing so were limited. The board of directors and management considered numerous objective and subjective factors in the assessment of fair value, including the prices for our preferred stock that was sold to investors and the rights, preferences and privileges of the preferred stock and common stock, our financial condition and results of operations during the relevant periods, and the status of strategic initiatives to increase the market acceptance of our products. These estimates involve a significant level of judgment.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)), which replaces SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), and supersedes APB 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual period after December 15, 2005. SFAS No. 123(R) requires that an entity measure the fair value of equity-based service awards at the grant date and recognize the cost of such award over the period during which the employee is required to provide service in exchange for the award (vesting period). The pro forma disclosures previously permitted under SFAS No. 123 are no longer an alternative to financial statement recognition.

We adopted SFAS No. 123(R) on January 1, 2006 using the prospective transition method, which required that all new stock-based awards granted subsequent to adoption be recognized in the financial statements at fair value. We account for equity issued to non-employees in accordance with EITF 96-18, Accounting for Equity Investments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services (EITF 96-18).

The per-share weighted average fair value of the options granted during 2006 was estimated at $0.26 on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions, which are based upon company history or industry comparative information:

Expected dividend yield	0%
Expected volatility	65%
Risk-free interest rates	4.70%
Expected life	7 years

Since our stock is not publicly traded, the expected volatility was calculated for each date of grant based on an alternative method (defined as "calculated value"). We identified similar public entities for which share price information is available and have considered the historical volatility of these entities' share prices in estimated expected volatility. We used the average volatility of these guideline companies over a seven-year period, consistent with the expected term calculated pursuant to Staff Accounting Bulletin No. 107.

We estimated the fair value of our common stock during 2006 by utilizing a retrospective, third party valuation. The valuation methodology utilized the "income approach" to estimate enterprise value. The income approach involved projecting future cash flows, discounting them to present value using a discount rate based on a risk adjusted weighted average cost of capital of comparable companies. The projection of future cash flows and the determination of an appropriate discount rate involve a significant level of judgment. In order to allocate the enterprise value to the various securities that comprise our capital structure, the option-pricing method was used. The retrospective valuation of our common stock yielded a range of fair values of $0.28 to $0.48 during 2006.

Results of Operations

The following table sets forth, for the periods indicated, selected statement of operations data:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Sales	$8,663	$11,999	$7,881
Cost of sales	7,244	12,346	10,066

Gross profit	1,419	(347)	(2,185)
Costs and expenses:
Research and development	3,246	5,482	4,682
Sales and marketing	11,631	14,630	13,367
General and administrative	4,541	6,331	7,371

Loss from operations	(17,999)	(26,790)	(27,605)
Other income (expense):
Interest income	139	270	544
Interest expense	(564)	(916)	(1,269)

Total other income (expense)	(425)	(646)	(725)

Net loss	(18,424)	(27,436)	(28,330)

The following table sets forth, for the periods indicated, selected statement of operations data expressed as a percentage of our sales:

	Year Ended December 31,
	2004	2005	2006
Sales	100.0%	100.0%	100.0%
Cost of sales	83.6	102.9	127.7

Gross profit	16.4	(2.9)	(27.7)
Costs and expenses:
Research and development	37.5	45.7	59.4
Sales and marketing	134.3	121.9	169.6
General and administrative	52.4	52.8	93.5

Loss from operations	(207.8)	(223.3)	(350.2)
Other income (expense):
Interest income	1.6	2.3	6.9
Interest expense	(6.5)	(7.6)	(16.1)

Total other income (expense)	(4.9)	(5.3)	(9.2)

Net loss	(212.7)%	(228.6)%	(359.4)%

Year ended December 31, 2006 compared to year ended December 31, 2005

Sales.    Our sales decreased by 34.3%, from $12.0 million in 2005 to $7.9 million in 2006. The decrease was largely the result of our inability to fulfill demand for our products on a timely basis in the last three quarters of 2006, due primarily to manufacturing and supply chain problems that affected the availability of our RALC 45 right angle linear cutter and delays in the introduction of our PLC 60 linear stapler, which resulted in cancellation and postponement of orders and the loss of significant sales opportunities. We expect that sales will increase in 2007 as a result of the launch of our PLC 60 product in December 2006 and other new product introductions planned for 2007.

Cost of sales and gross profit.    Our cost of sales decreased by 18.5%, from $12.3 million in 2005 to $10.1 million in 2006, but increased as a percentage of sales. Our gross profit decreased from a loss of $347,000, or 2.9% of sales, in 2005 to a loss of $2.2 million, or 27.7% of sales in 2006. The decrease in dollar amount was attributable primarily to the lower volume of product sales in 2006. The decrease in our gross profit and our gross margin percentage was attributable to inefficiencies associated with the start up of our manufacturing facility. We expect our gross margins to improve over the course of 2007, assuming that our initiatives to improve the efficiency of our manufacturing operations through increased automation and enhanced systems and controls are successful and that we are able to more effectively utilize our manufacturing capacity as a result of growing sales.

Research and development expenses.    Our research and development expenses decreased by 14.6%, from $5.5 million in 2005 to $4.7 million in 2006, but increased as a percentage of sales from 45.7% in 2005 to 59.4% of sales in 2006. The decrease in dollar amount was due to expense control measures that we instituted in response to our declining sales, offset in part by increased costs of prototypes for our new PLC 60 product. The increase as a percentage of sales was due to our reduced sales. We expect that our research and development expenses will decline slightly in dollar amount in 2007 and thereafter will increase as we continue to invest in the development of new products and technologies.

Sales and marketing expenses.    Our sales and marketing expenses decreased by 8.6%, from $14.6 million in 2005 to $13.4 million in 2006, but increased as a percentage of sales from 121.9%

of sales in 2005 to 169.6% of sales in 2006. The decrease in dollar amount was due primarily to lower sales commissions of approximately $774,000 due to a decrease in sales and a decrease in recruiting costs of approximately $175,000 due to a reduction in the number of new hires of sales personnel, which was partly offset by stock-based compensation of $41,000 in 2006 as a result of our adoption of SFAS 123(R). The increase as a percentage of sales was due to our reduced sales.

General and administrative expenses.    Our general and administrative expenses increased by 16.4%, from $6.3 million in 2005 to $7.4 million in 2006, and increased as a percentage of sales from 52.8% of sales in 2005 to 93.5% of sales in 2006. The increase in dollar amount was due primarily to an increase in legal fees of $258,000, an increase in accounting fees of $195,000, an increase in depreciation expense of $294,000, and an increase in recruiting expense of $94,000. In addition, we recorded stock-based compensation of $148,000 in 2006 as a result of our adoption of SFAS 123(R). These increases were offset by a decrease in rent expense of $189,000.

Interest income.    Interest income increased by 101.3%, from $270,000 in 2005 to $544,000 in 2006, primarily as a result of higher cash balances attributable to a private placement of our convertible preferred stock in August 2006.

Interest expense.    Interest expense increased by 38.5%, from $916,000 in 2005 to $1.3 million in 2006 as a result of increased borrowing, including bridge debt financing that preceded our private placement of preferred stock in 2006.

Year ended December 31, 2005 compared to year ended December 31, 2004

Sales.    Our sales increased by 38.5%, from $8.6 million in 2004 to $12.0 million in 2005. The increase was due to increased market acceptance of our SurgASSIST system, the broadening of our product offerings through the addition of new Intelligent Surgical Instruments and the expansion and increased effectiveness of our direct sales force in the United States and Europe.

Cost of sales and gross profit.    Our cost of sales increased by 70.4%, from $7.2 million in 2004 to $12.3 million in 2005, and increased as a percentage of sales from 83.6% in 2004 to 102.9% of sales in 2005. Our gross profit decreased from $1.4 million, or 16.4% of sales in 2004, to a negative gross profit of $347,000, or 2.9% of sales, in 2005. The increase in dollar amount of our cost of sales was attributable primarily to the higher volume of product sales in 2005 and also to the $2.4 million charge resulting from our write-down to net realizable value of our inventory of power consoles.

Research and development expenses.    Our research and development expenses increased by 68.9%, from $3.2 million in 2004 to $5.5 million in 2005, and increased as a percentage of sales from 37.5% in 2004 to 45.7% in 2005. The increase was due to the continuing development of our SurgASSIST platform.

Sales and marketing expenses.    Our sales and marketing expenses increased by 25.8%, from $11.6 million in 2004 to $14.6 million in 2005, but decreased as a percentage of sales from 134.3% in 2004 to 121.9% of sales in 2005. The increase in dollar amount was due primarily to expansion of our direct sales force. Related salaries and expenses increased by $1.6 million and sales commissions increased by $647,000.

General and administrative expenses.    General and administrative expenses increased by 39.4%, from $4.5 million in 2004 to $6.3 million in 2005, and increased slightly as a percentage of sales from 52.4% in 2004 to 52.8% in 2005. The increase in dollar amount was due primarily to additional hiring which increased salaries and related expenses by $1.1 million, an increase of $376,000 in operating expenses associated with our new manufacturing facility and an increase of $188,000 in depreciation expense.

Interest income.    Interest income increased by 95.1%, from $139,000 in 2004 to $270,000 in 2005, primarily as a result of higher cash balances attributable to private placements of our convertible preferred stock in September 2004 and October 2005.

Interest expense.    Interest expense increased by 62.5%, from $564,000 in 2004 to $916,000 in 2005 due to increased balances of our term debt.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private placements of our redeemable preferred stock, unsecured borrowings from our stockholders, a credit facility and, more recently, the issuance in March 2007 of our convertible notes in the aggregate principal amount of $25.0 million. Our principal source of liquidity as of December 31, 2006 consisted of our cash and cash equivalents of $8.7 million and our accounts receivable balance of $1.7 million.

In 2006, our operating activities used $24.7 million in cash, due primarily to our net operating loss of $28.3 million, which was partly offset by a net positive change in our operating assets and liabilities of $1.1 million, and by depreciation, amortization and other non-cash charges of $2.5 million. We also used $1.6 million in our investing activities, primarily consisting of purchases of property and equipment of $1.4 million. Our financing activities provided $27.2 million of cash, including $37.2 million of net proceeds from the issuance of preferred stock, warrants and bridge loans, offset in part by our repayment of long-term debt and capital leases of $10.1 million.

We believe that our cash and cash equivalents, including the proceeds of our convertible notes, will be sufficient to meet our anticipated cash requirements through at least the remainder of 2007. However, if unforeseen events occur, we could require additional cash prior to January 1, 2008. Our future requirements will depend on many factors, including our rate of sales growth, if any, the timing and extent of spending to support new product development efforts, the expansion of our sales and marketing activities, the timing and introductions of new products and the amount and timing of capital investments we make and cost we incur to expand our manufacturing capacity. We have made no arrangements to obtain additional financing, and there can be no assurance that such financing, if required or desired, will be available in amounts or on terms acceptable to us, if at all.

Contractual Obligations

Set forth below is information concerning our known contractual obligations as of December 31, 2006.

	Payments Due by Period (in thousands)
	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Contractual Obligations
Long-term debt(1)	$452	$76	$217	$159	—
Operating leases	3,909	914	2,101	894	—

Total	$4,361	$990	$2,318	$1,053	—

(1)
Does not include payments due to the holders of our convertible notes. For a description of our convertible notes see "Description of Capital Stock." The $25.0 million principal amount of our convertible notes is due in March 2010. Interest is payable semi-annually in arrears. We have deposited in escrow cash in an amount sufficient to pay the first four semi-annual interest payments.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of business, which consists primarily of interest rate risk associated with our cash and cash equivalents and debt and foreign exchange rate risk.

Interest rate risk.    The primary objective of our investment activity is to preserve principal, provide liquidity and maximize income without increasing risk. Our investments have limited exposure to market risk. To minimize this risk, we maintain our portfolio of cash and cash equivalents in a variety of investments, consisting primarily of bank deposits, money market funds and short-term government funds. The interest rates are variable and fluctuate with current market conditions. The risk associated with fluctuating interest rates is limited to this investment portfolio, and we do not believe that a 10% change in interest rates would have a material impact on our financial position or results of operations.

The interest rate on our 7% convertible senior secured promissory notes is currently fixed and therefore exposes us to limited market risk. However, pursuant to the terms of the convertible notes, if by December 31, 2007 we do not close an underwritten public offering of our common stock that results in our common stock being listed on a national securities exchange and for which aggregate gross proceeds to us are not less than $40 million (prior to underwriting commissions and discounts), then the interest rate will increase from 7% to 8.5% per annum.

Foreign currency risk.    To date, our international customer agreements have been denominated primarily in the local currency of the international customer. The functional currency of our foreign operations in Europe and Japan is the local currency and, as a result, any fluctuation in the exchange rates of these net assets, denominated in local currency, would be reflected in the translation gains or losses, which are accounted for in other comprehensive income in our statements of changes in equity. We do not believe that a change of 10% in the foreign currency exchange rates would have a material impact on our financial position or results of operations.

Recent Accounting Pronouncements

FIN No. 48.    In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 on January 1, 2007. The adoption did not have a material impact on our consolidated financial statements.

We do not believe that there are any other recently issued but not yet effective accounting pronouncements that, if adopted by the Company, would have a material effect on the accompanying financial statements.

Business

Overview

We design, manufacture and market our SurgASSIST® system of computer-assisted, power-actuated endomechanical surgical instruments, which we refer to as Intelligent Surgical Instruments™. Surgeons use our Intelligent Surgical Instruments for cutting, stapling and tissue manipulation in a variety of procedures in open surgery, minimally invasive surgery, or MIS, and in the emerging field of natural orifice translumenal endoscopic surgery, or NOTES. We believe that, compared to conventional endomechanical devices, our Intelligent Surgical Instruments offer greater precision and consistency, superior compressive force, improved access to anatomical sites and enhanced ease of use. To our knowledge, we are the only company to apply digital technology to the field of endomechanical surgical instruments. Our SurgASSIST system has been used in an estimated 30,000 surgical procedures in more than 350 hospitals and medical institutions worldwide.

Endomechanical devices are used in millions of surgical procedures each year to cut tissue, close wounds and reconnect tubular anatomical structures. However, we believe that conventional, manually operated endomechanical devices have inherent shortcomings that can limit their efficacy and adversely affect clinical outcomes. We founded Power Medical Interventions to address these shortcomings and to improve surgical outcomes by introducing the next generation of endomechanical instruments, designed specifically for the rapidly evolving field of minimally invasive surgery.

Our SurgASSIST surgical platform includes a suite of endomechanical devices in a variety of linear, right angle and circular configurations designed to meet specific surgical requirements. Each of these Intelligent Surgical Instruments employs our novel micro-robotic and digital technologies to enable the remote application of powerful and consistent cutting and stapling force under precise computer-assisted control. Our Intelligent Surgical Instruments are available as disposable, single-patient devices and, in the case of our linear staplers, in an autoclavable multiple-patient format. We intend to migrate our SurgASSIST platform toward a reusable multiple-patient format using disposable reload cartridges. Since its introduction, we have continued to expand our SurgASSIST surgical platform, releasing 15 new Intelligent Surgical Instruments since 2001.

We currently focus our marketing and sales efforts on selected surgical procedures in minimally invasive colorectal, bariatric and thoracic surgery. We target those procedures in which we believe the limitations of existing cutting and stapling technology are most acute, where the number of procedures performed is growing rapidly and where clinicians have rapidly recognized the benefits of our Intelligent Surgical Instruments. In 2006, the number of procedures performed within our current areas of clinical focus in the United States alone was 574,400, and expected to grow to 697,300 by 2010 according to Medtech Insight, a Division of Windhover Information, Inc. In the longer term, we intend to promote the use of our SurgASSIST system in many other surgical specialties. As surgical techniques continue to evolve beyond current MIS procedures to even less invasive techniques such as NOTES, we believe our SurgASSIST platform has the potential to become a key enabling technology.

We have assembled an experienced management team and technical staff with knowledge and skills in a wide range of disciplines relevant to the design, manufacture and commercialization of advanced medical devices. We currently hold 24 issued United States patents, three granted European patents, more than 100 pending United States and foreign patent applications and two licensed patents that cover basic electromechanical and digital control technologies common to all our instruments as well as numerous specific improvements related to particular instruments and procedures.

Background

Evolution of surgical technology

Open surgery has been the most common form of surgery for many decades. Using open surgical techniques, a surgeon generally creates an incision large enough to allow a direct view of the operating field and the insertion of the instruments necessary to manipulate the patient's tissues. The large incisions and significant tissue manipulation involved in open surgery create trauma to the patient, resulting in extended hospitalization and recovery times, increased hospital costs and additional pain and suffering.

Over the past thirty years, surgery has undergone significant change, as technological innovations such as enhanced imaging have led to improved diagnosis and as advanced instruments have facilitated both visualization and surgical access through smaller incisions. These improvements have allowed surgeons to reduce patient trauma, hospital stays and morbidity, while also improving recovery times and cosmetic results. This evolution has both been enabled by, and created opportunities for, the development of new categories of surgical devices.

Minimally invasive surgery replaces the large incision typically required for open surgery with small abdominal openings and ports that provide access to the organs on which the surgeon wishes to operate. The surgeon uses an endoscope to view the anatomy and inserts specialized instruments through the ports to carry out the procedure. More recently, clinicians and medical device companies have begun working together to develop NOTES, a new, even less invasive, surgical approach that enables surgery to be performed through natural openings such as the mouth or anus instead of the abdominal ports used in MIS.

We believe that realization of the full potential of minimally invasive surgery or the emerging NOTES approach will depend upon the availability of surgical instruments that address the unique challenges of these procedures by offering more advanced capabilities, improved access and flexibility, better ergonomics and greater ease of use than are provided by currently available endomechanical devices.

Limitations of conventional surgical staplers

The use of mechanical cutting and stapling devices to eliminate tedious and time-consuming hand suturing and to improve the consistency of wound closure and hemostasis has been common in surgery for many years. Endomechanical cutters and staplers are a necessity in minimally invasive surgery, where limited access makes it difficult to achieve effective hemostasis using hand suturing.

The design and utilization of surgical staplers involve a number of challenges. In order to achieve effective wound closure and hemostasis, surgical stapling requires significant and controlled compressive force to provide consistent tissue approximation across the staple line. Staples must also be placed and formed properly. Flexing of the instrument or deflection of the stapling anvil during the stapling operation can result in inconsistent tissue approximation, uneven application of force across the staple line and improper staple formation. These challenges are even more acute in procedures requiring the reconnection, or anastomosis, of a tubular structure such as the colon, where avoidance of tissue damage and preservation of blood supply is critical to prevention of post-operative complications. Achieving these objectives in minimally invasive surgery, which requires the use of slender instruments that can pass through a small diameter port and be operated remotely, creates a unique set of challenges.

Although manually operated staplers have been used in surgery for over a century, we believe there has been little fundamental innovation in conventional surgical stapler design in the last 15 years. Further, we believe that modifications made to conventional surgical staplers to adapt them to the requirements of MIS procedures have created a new set of problems. These limitations affect both clinical outcomes and healthcare costs and include the following:

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  Manual operation leading to inconsistent outcomes – the use of conventional endomechanical stapling devices generally involves multiple manual operations and the application of significant manual force, making it difficult to maintain proper tissue approximation or to generate adequate compressive force. This also increases the likelihood that unintended movement of the instrument will create strain or torque on the affected tissue while the stapler is being fired. As a result, improper staple formation, inadequate wound closure, poor hemostasis and tissue damage can occur.

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  Design not optimized for minimally invasive surgery – due to intrinsic design limitations, conventional endomechanical devices are generally rigid, non-articulating tools that force clinicians to operate inside the body at awkward, suboptimal angles. In minimally invasive surgery, rigid shafts act as levers, magnifying the movements that result from the required manual operations, making fine tissue manipulation more difficult and increasing the likelihood of improper staple placement and tissue damage.

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  Adverse impact of miniaturization and cost reduction – efforts to modify conventional staplers to facilitate their use in MIS procedures, by making them smaller and lighter, extending and narrowing their shafts and shrinking their internal mechanisms, have increased the difficulty of transmitting sufficient compressive force and providing even tissue approximation while maintaining adequate anvil stability. Also, to reduce their cost, these staplers are commonly made of inexpensive materials such as molded plastic and incorporate stamped stainless steel anvils that can flex under tissue loading.

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  High per-procedure cost – most conventional endomechanical staplers are single-use devices, and many surgical procedures require the use of multiple single-use staplers, leading to a high per-procedure cost to a hospital. In addition, these stapling devices are made of non-recyclable plastic and must be disposed of after each procedure, resulting in significant disposal cost to the hospital.

Our Solution

Our Intelligent Surgical Instruments offer superior consistency, repeatability, compressive force, access to anatomical sites, ergonomics and ease of use compared to conventional endomechanical devices. We believe these attributes of our products result in more consistent and effective wound closure and hemostasis, fewer complications and better clinical outcomes, while also reducing procedure time and cost. As a result, we believe our SurgASSIST system has the potential to become the standard of care in an increasing number of procedures, not only in our current areas of clinical focus of colorectal, bariatric and thoracic surgery, but also in many other surgical specialties.

We believe our SurgASSIST system offers the following key benefits to patients, clinicians, medical institutions and healthcare networks:

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  Powerful and consistent cutting and stapling force – our SurgASSIST system enables the application of powerful and consistent cutting and stapling force under precise computer-assisted control. Tissue approximation and staple formation are controlled independently, so that compressive force can be optimized for each step. Push button digital control and superior ergonomics reduce unintended movement during the operation. We believe the result is more consistent staple placement and formation.

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  Enhanced dexterity and flexibility – our SurgASSIST system is designed specifically to facilitate less invasive surgical techniques, such as MIS and NOTES. The enhanced dexterity, flexibility and ease of use of our Intelligent Surgical Instruments make it easier for clinicians to accurately position our cutting and stapling elements in locations and orientations that maximize access to difficult-to-reach anatomy. Due to their design and our proprietary power transfer technology, our instruments can be operated through an MIS port or natural orifice without sacrificing stability or compressive force. We believe these characteristics have the potential to facilitate wider adoption of MIS and NOTES techniques both by enabling existing procedures to be performed more easily and safely and by broadening the range of indications for which minimally invasive procedures could be performed.

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  Enhanced reliability and ease of use through digital control and communication – because our SurgASSIST system operates under computer-assisted control, tasks that would require a sequence of discrete manual operations in a conventional stapler are performed automatically, within consistent and repeatable clinically relevant parameters. Our Intelligent Surgical Instruments also provide feedback to the clinician through visual and audio prompts. For example, our SurgASSIST system alerts the surgeon when tissue has been compressed within normal firing range and when the firing sequence has been successfully completed. These capabilities facilitate procedures where visualization is difficult and instruments must be operated remotely.

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  Reduced healthcare costs and improved efficiency of hospital operations – we offer a reusable, autoclavable linear stapler that can be fired up to 500 times using disposable reload cartridges in a range of staple sizes. We believe that the average cost per procedure of our multiple-use instrument, including the reload cartridge and amortization of the reusable instrument, is generally lower than that of competitive single-use endomechanical devices. In addition, the multiple-use instrument does not need to be disposed of after each procedure, reducing waste disposal costs and conserving materials. We intend to migrate our SurgASSIST platform toward a reusable multiple-patient format using disposable reload cartridges. In addition, we believe the use of our SurgASSIST system can reduce procedure times, permitting more efficient utilization of surgeons' time and operating room resources.

Our Market Opportunity

Surgical cutting and stapling devices are essential in a wide variety of open and endoscopic surgical procedures. In 2004, the United States market for these products totaled approximately $725.0 million, and was expected to grow to $1.6 billion over the next ten years, according to MedMarkets Diligence, LLC. Overall market growth is being driven by demographic trends, including the increasing incidence of disease within the growing and aging worldwide population, as well as the development of new surgical techniques for treating these conditions.

Although we believe our SurgASSIST platform has broad application in many surgical disciplines, we have focused our initial marketing and sales efforts on select procedures in three specialties in which we believe the limitations of existing cutting and stapling technology are most acute, where the number of procedures performed is growing at a rapid rate and where the benefits of our Intelligent Surgical Instruments have been immediately apparent to clinicians.

We have targeted procedures used to treat disease areas that are not only growing through the increase of worldwide population, but also through the expanding incidence of these areas within the existing population. For example, according to the Centers for Disease Control and Prevention, between 1995 and 2005, the number of obese Americans grew from 15% to 24% of the population and in 2005 87% of the U.S. population was classified as being obese or overweight.

Our current areas of clinical focus include:

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  Colorectal surgery – according to the American Cancer Society, colorectal cancer is the second leading cause of cancer death in the United States, resulting in approximately 55,000 deaths in 2006. Colorectal cancer is treated through a surgical procedure known as a colectomy, which is performed using open or laparoscopic techniques to remove diseased tissue and reconnect healthy tissue. According to Medtech Insight, 246,500 colorectal surgical procedures were performed in the United States in 2006.

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  Bariatric surgery – according to the American Obesity Association, nine million Americans are morbidly obese, a condition that leads to premature death and, on average, a 20-year shorter life span. Due to its long-lasting effects, surgical intervention has become the standard of care for morbidly obese patients and is performed through open or laparoscopic techniques to reduce stomach volume. According to Medtech Insight, 170,000 gastric bypass procedures were performed using the common Roux-en-Y gastric bypass in the United States in 2006. Esophageal surgeries, including the Nissen procedure, are used in the treatment of gastroesophageal reflux disease, or GERD, which affects millions of people in the United States and is associated with significant morbidity. The surgical standard for reconstructing the esophageal sphincter is well established and there is a significant trend to perform this via laparoscopic MIS techniques.

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  Thoracic surgery – according to the American Cancer Society, in 2007, there will be about 213,000 new cases of lung cancer in the United States and about 160,000 people will die of this disease. Thoracic surgery is performed through open or laparoscopic techniques and a variety of procedures are used in the treatment of various diseases, including lung cancer and emphysema, through removal or volume reduction of a patient's lungs, as well as ablation of the left atrial appendage of the heart for prevention of cerebral stroke. According to Medtech Insight, 87,200 such thoracic surgery procedures were performed in the United States in 2006.

Our Strategy

Our objective is to become a leading worldwide supplier of intelligent surgical instruments used in MIS and NOTES. To attain this objective, we intend to employ the following key strategies:

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  Extend our technology leadership – we intend to maintain and extend our technology leadership by continuing to enhance the capabilities of our SurgASSIST platform in response to clinician feedback and evolving customer requirements and by expanding our portfolio of proprietary electromechanical and digital technology through focused research and development. For example, in 2007 we expect to introduce a line of untethered linear staplers that incorporate new micro-robotic articulation technology and eliminate the need for the FlexShaft and power console that are used with our current products. In the longer term, we will explore the possibility of incorporating in our SurgASSIST system additional modalities such as digital vision systems, real-time collection of clinical data such as pulse oximetry from the surgical site, and the addition of existing energy-based methods of cutting and wound closure, all introduced through a single port.

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  Increase our installed base of multiple-use devices to grow recurring revenue from sales of reload cartridges – our recently introduced multiple-use linear staplers and our prototype untethered articulating linear stapler utilize disposable reload cartridges in a standardized format for each firing. Our product development plan is for all future linear stapler products to be multiple-use instruments utilizing disposable reload cartridges. Our objective is to transition users of our disposable staplers to multiple-use instruments and to seek opportunities for new placements of our multiple-use instruments in order to maximize the stream of recurring revenue associated with the sale of reload cartridges.

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  Leverage relationships with key institutions and leading clinicians – we will continue to devote significant resources to marketing our SurgASSIST platform to key clinicians whom we consider to be leaders in their institutions and fields. We will also work closely with key clinicians and medical institutions on research collaborations to explore new applications of our Intelligent Surgical Instruments. These collaborations provide us with valuable clinician feedback. They can also result in the development of new techniques, taking advantage of the unique characteristics of our Intelligent Surgical Instruments, that enable existing procedures to be performed more effectively or broaden the range of indications in which established procedures can be applied using MIS techniques.

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  Maintain clinical focus to accelerate adoption of our SurgASSIST – in the near term, we intend to continue to focus our marketing and sales efforts on a relatively small number of selected surgical specialties and procedures in minimally invasive surgery, with the objective of establishing our Intelligent Surgical Instruments as the standard of care in these procedures. We intend to deepen and expand our relationships with key clinicians in these specialties and procedures. We believe rapid market penetration in these initial areas of clinical focus will broaden market awareness of our SurgASSIST platform and facilitate its adoption in other specialties.

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  Expand our direct sales capabilities worldwide – enhancing our direct sales capabilities will be critical to our future success. We believe we have established a successful, scalable direct sales model and intend to extend its coverage in selected regions in the United States, Europe and Asia. We will continue to recruit talented sales professionals and clinical specialists who have extensive experience in the clinical requirements of minimally invasive surgery and who have established relationships with key clinicians and institutions. In the near term, we will focus on regions in which top-tier research and medical institutions are located and conduct marketing and training of key clinicians affiliated with those institutions.

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  Enhance operational integration and improve manufacturing efficiencies – we believe that it is important that we operate as a fully integrated manufacturer of advanced medical devices. We intend to continue to seek opportunities to further integrate our research and development, engineering, manufacturing, marketing, sales and distribution operations. We will also devote substantial resources to improving our procurement and manufacturing processes, upgrading our management information systems and implementing new quality assurance, inventory and cost controls in order to improve the efficiency of our manufacturing operations, maintain product quality, reduce our cost of sales and increase our profitability.

Our Technology

We have developed a number of proprietary technologies that are incorporated in our SurgASSIST system. We currently hold 24 issued United States patents, three granted European patents, more than 100 pending United States and foreign patent applications and two licensed patents that cover basic electromechanical and digital control technologies common to all our instruments as well as numerous specific improvements related to particular instruments and procedures. Our core technologies include the following:

Power transfer technology

All of our Intelligent Surgical Instruments use our patented power transfer technology, in which torque generated by electric motors turning at speeds of up to 20,000 revolutions per minute is transferred through two or more rotating metal rods or cables, housed in a rigid or flexible shaft, to actuate the cutting and stapling mechanisms incorporated in each instrument. Because our power transfer technology allows actuating force to be delivered through a flexible shaft, it also facilitates access to difficult-to-reach anatomy in a way that we believe cannot be duplicated by conventional endomechanical devices, which generally cannot accommodate flexible shafts. Further, our power transfer technology and push button digital control eliminate the need to apply manual force to the handle of the instrument in order to actuate it and reduce the potential for undesired movement of the instrument.

Micro-robotic technology

Our SurgASSIST system also incorporates our patented micro-robotic technology, in which the speed, direction and sequence of rotation of the power transfer shafts and the selection of gears in highly engineered miniature gearboxes produce the action required for each step of the particular instrument's operation. Push button commands given by the clinician, such as the command to fire the stapler, are interpreted by a microprocessor, which issues a programmed sequence of instructions to the motor control circuits that control the drive motors. Electronic sensors detect the motion of the drive shafts, providing feedback to the microprocessor and enabling the position and operation of the mechanism to be precisely controlled.

This micro-robotic technology, combined with our proprietary power transfer technology, is the key to the ability of our Intelligent Surgical Instruments to apply consistent, precise and powerful compressive force at a remote site within the body. Conventional endomechanical devices, which use an arrangement of pull wires and mechanical linkages to transfer force created by squeezing the instrument handle with one or both hands, cannot match the power or precision of our Intelligent Surgical Instruments. Our Intelligent Surgical Instruments also control the actions of tissue approximation and staple formation independently, so that appropriate clamping force can be used for each operation, whereas conventional staplers rely on the same compressive force generated by manually squeezing the device handle for tissue approximation, cutting and stapling.

Articulation technology

Building on our proprietary power transfer and micro-robotic technologies, we have developed an innovative method to provide computer-assisted, power-actuated articulation of an endomechanical device. We have demonstrated a prototype of an untethered articulating linear stapler, which we refer to as our M60 linear stapler. This double articulating linear stapler can both rotate on its rigid shaft and pivot within a range of 90 degrees, enabling it to mimic the articulation of the human wrist. The articulation mechanism is designed to permit the stapler head to be positioned and locked into place through the use of miniaturized gearboxes and fired at any point within its range of motion, all by remote control, without compromising the precision or compressive force of the stapling operation. We believe that it will be feasible to develop devices that combine two or more such articulating joints to provide for additional degrees of freedom, giving surgeons even greater flexibility and access to anatomy.

We believe that our articulation technology, which will be incorporated in the M60 untethered, hand held articulating linear stapler that we expect to release in the second half of 2007, will further differentiate our SurgASSIST system from competitive endomechanical devices. We believe that it also has the potential to be a key enabling technology in the evolution of MIS and NOTES surgical techniques.

Digital intelligence

Each micro-robotic action of our Intelligent Surgical Instruments is controlled by a microprocessor using our proprietary software and digital control technology. This digital intelligence is a key attribute of our SurgASSIST platform and provides the following benefits not available from conventional endomechanical devices:

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  Computer-controlled precision and consistency – because the micro-robotic action of our Intelligent Surgical Instruments is computer-controlled, the stapling process is precise to within hundredths of a millimeter and compressive forces are applied gradually and consistently, providing dependable, repeatable results.

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  Automation – our Intelligent Surgical Instruments can automatically perform a sequence of steps under software control; as a result, tasks that would require a series of discrete manual operations in a conventional stapler can be accomplished with the push of a button, simplifying the surgeon's task.

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  Digital communication – digital control enables our Intelligent Surgical Instruments to communicate actively to the clinician; for example, our SurgASSIST system notifies the surgeon by visual and audio alerts when the target tissue has been compressed within normal firing range and when the firing sequence has been successfully completed.

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  Data collection – our SurgASSIST system can record critical information on each procedure performed, including the type and serial number of the instrument, number of firings, operating parameters and other clinical and administrative data.

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  Rapid upgrade path – we continually improve and enhance our digital control software and release periodic software upgrades, which can easily be installed to improve the performance of the system and add new functionality, without the need to replace the instruments themselves.

Our patents and patent applications cover key aspects of the digital control technology implemented in our SurgASSIST system, such as the software used to control the micro-robotic action of our Intelligent Surgical Instruments, as well as extensions of our current technology, such as the ability to include multiple SurgASSIST systems in a network to facilitate data collection, billing, patient record keeping and other administrative functions.

Device and procedure-specific improvements

In addition to the core power transfer, micro-robotic and digital control technologies that are used in all our Intelligent Surgical Instruments, we have developed a number of specific improvements related to particular instruments and procedures, many of which are protected by our patents and patent applications and which we believe provide our products with competitive advantages.

Our Products

Our SurgASSIST surgical platform includes cutting and stapling devices in a variety of sizes and linear, right angle and circular configurations designed for differing surgical needs. These are currently connected through a flexible shaft, or FlexShaft, to a power console. Our Intelligent Surgical Instruments are available as disposable, single-patient devices as well as in a reusable multiple-patient format, using disposable cutting and stapling cartridges.

Our suite of Intelligent Surgical Instruments

We currently offer a suite of 12 Intelligent Surgical Instruments to accommodate a range of surgical procedures, in the following categories:

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  Linear staplers – linear cutting and stapling devices account for a majority of the instruments we sell. We offer a reloadable single-patient linear stapler, typically used in open surgical procedures, as well as a reloadable multiple-patient linear stapler, intended for use in MIS procedures. The handpiece of our multiple-patient instrument can be autoclaved for multiple-patient use, and the instrument is capable of firing our reloadable staple cartridges up to 500 times before replacement. Unlike many conventional staplers, our reloadable multiple-patent linear stapler is designed to transect compressed tissue from the farthest, or distal, end of the instrument to the nearest, or proximal, end, reducing the likelihood of pinching tissue in the jaws of the instrument or squeezing it out of the distal end, and providing even tissue approximation and accurate staple placement and formation.

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  Right angle linear cutters – we offer two types of disposable single-use right angle linear cutters, which are designed to enable clinicians to access difficult-to-reach areas of anatomy, such as in low anterior colorectal resections. We also offer a right angle linear cutter designed specifically for the vascular market, which features three rows of staggered staples on either side of the cut line. The proprietary parallel jaw design of our right angle linear cutter, with its guillotine surgical blade, enables true parallel closure for consistent staple formation and control. In addition, staples in multiple sizes can be accommodated in a single instrument, allowing the clinician to select the staple height during the procedure without removing the stapler.

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  Circular staplers – we offer two lines of disposable single-use circular staplers. Each model creates a double staggered row of titanium staples in a circular pattern to facilitate tissue resection and anastomosis. Our PCS 21, which we believe is the world's first stapling device designed for per-oral introduction, is used to perform NOTES procedures, primarily in gastric bypass applications. Our PCS 29 is designed primarily for laparoscopic colorectal resection. Our circular staplers have been optimized to provide superior access and control in MIS procedures. For example, we designed a proprietary latching system to enable easier use in the narrow pelvis in a procedure such as a laparoscopic colon resection.

Ancillary components

The following ancillary components are also currently included in our SurgASSIST platform to enable the use of our Intelligent Surgical Instruments:

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  Power console – a mobile unit that can be moved from one operating room to another; it houses communications and control circuitry, an operator display and the drive motors that provide the system's actuating power.

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  FlexShaft – a flexible shaft, two meters in length, that provides for power transmission and acts as a data conduit between the Intelligent Surgical Instrument and the power console; available in steerable and non-steerable configurations.

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  Remote control unit – a hand held wired or wireless controller that enables push button digital control of the instrument. Our reloadable multiple-patient linear stapler integrates the controls in the handpiece, eliminating the need for a separate control unit.

Our Intelligent Surgical Instruments can be used interchangeably with a single power console and FlexShaft. The surgeon operates the system by connecting the selected Intelligent Surgical

Instrument to a power console via a FlexShaft. The computer in the power console automatically identifies the type and serial number of the Intelligent Surgical Instrument that is attached, calibrates the system to the specific instrument and confirms that the system is operating normally and is ready for use. Information gathered by the computer is communicated to the surgeon both on the power console's display and through voice prompts.

The surgeon then maneuvers the Intelligent Surgical Instrument into position, using the control unit for steering where applicable. The control unit is used to prepare the instrument for firing, to apply graduated compressive force to achieve the desired degree of tissue approximation, and to fire the stapler. Upon firing, a computer-controlled firing sequence occurs in which staggered rows of titanium staples are laid down on either side of the surgical blade and the blade transects the tissue between the rows of staples. Throughout the process, the SurgASSIST system provides feedback through visual and audio prompts, notifying the surgeon when tissue is within the target firing range for the selected staple height, when the system is ready for firing and when the firing sequence has been completed.

Many of our targeted surgical procedures require the use of multiple firings of a single instrument or the use of multiple instruments. For instance, during the course of a gastric bypass procedure for treating morbidly obese patients, known as stomach stapling, a surgeon may use two or more Intelligent Surgical Instruments, each of which may be fired multiple times.

Our next generation Intelligent Surgical Instruments

A key element of our business plan since our inception and a central goal of our current product development efforts is to incorporate the capabilities of our existing Intelligent Surgical Instruments in a line of self-contained, untethered devices that would eliminate the need for a separate power console, control unit or FlexShaft. Our core technology was developed with this objective in mind.

Taking advantage of recent rapid advances in battery, motor and digital control technologies, we have developed and successfully demonstrated a prototype of an untethered, hand held articulating linear stapler, which we refer to as our M60 linear stapler, that will offer the precise control and powerful, consistent cutting and stapling action of our existing tethered instruments in a compact hand held form factor, which will allow for even more flexible manipulation, enhanced dexterity and increased ease of use.

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  The M60 instrument will rely on the same power transfer and micro-robotic technology that is incorporated in our current line of Intelligent Surgical Instruments;

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  Motors, drive mechanisms and circuit boards providing functionality equivalent to that contained in our current power console have been miniaturized and integrated into the handpiece. This eliminates the need for a separate power console, FlexShaft and control unit;

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  The M60 instrument will communicate wirelessly with a newly designed console to provide for operator feedback and data collection; and

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  The M60 linear stapler will feature our new, micro-robotic articulation technology for enhanced flexibility and access.

We expect to submit to the FDA a 510(k) for our M60 instrument in the second quarter of 2007.

We intend to migrate all of our Intelligent Surgical Instruments to this untethered, wireless format. We also plan to incorporate our new articulation technology in a full line of linear staplers.

We also plan to introduce a new line of instruments designed specifically for introduction through a natural orifice, for use in NOTES. In December 2006, we obtained 510(k) clearance from the FDA to market our new natural orifice linear cutter, or NOLC. This Intelligent Surgical Instrument, which will combine a 12mm linear stapling device and a flexible shaft, is designed specifically to facilitate NOTES, by enabling surgeons to perform procedures through the gastrointestinal tract without cutting or puncturing the abdominal wall. We expect to launch our NOLC product in the second half of 2007.

In the longer term, we intend to explore the possibility of incorporating additional modalities into our Intelligent Surgical Instruments, such as:

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  digital vision systems;

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  real-time collection of clinical data such as pulse oximetry from the surgical site; and

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  existing energy-based methods of cutting and coagulating at the wound site.

Our goal is to integrate these additional modalities with our SurgASSIST system's existing capabilities in Intelligent Surgical Instruments that could be introduced through a single MIS port.

Some of our emerging technologies will require FDA clearance of a 510(k), or may require FDA approval of a PMA. The FDA may not approve or clear these products for the indications that are necessary or desirable for successful commercialization. The FDA may also refuse our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products.

Sales, Marketing and Distribution

We sell our Intelligent Surgical Instruments through our direct sales force in the United States and through a combination of direct sales personnel and distributors elsewhere in Europe and Japan. At December 31, 2006, our U.S. direct sales organization included 32 account sales representatives, organized in seven regions, each headed by a regional manager. Our sales force in Europe consisted of a regional manager, based at our wholly-owned subsidiary in Hamburg, Germany, managing a team of 14 sales associates in Germany, a sales manager in France with a team of three associates, and a distributor manager who oversees our relationship with our distributors in Austria, Italy, Portugal, Spain and Turkey.

Account sales representatives are responsible for selling our products and working with customers on training and supporting product use. Our account sales representatives are typically present in the operating room with our surgeon customers, facilitating their understanding of our SurgASSIST technology and the use of our Intelligent Surgical Instruments. Having our sales representatives present when our products are being used also provides us with immediate feedback and understanding of our customers' needs in real-world conditions. Our sales representatives also seek to develop contacts and relationships at the nursing, staff and hospital administration levels.

Our direct sales force also provides support and service to our customers. In addition, we maintain a staff of customer service personnel in our Langhorne, Pennsylvania facility that is available by phone to our customers to answer questions. Our sales representatives receive two weeks of intensive training at our Langhorne facility on surgical anatomy, procedures, stapling techniques, the function and use of the SurgASSIST system and all its components, troubleshooting and selling skills. In addition, they fire all of our products in a lab under the guidance of experienced surgeons. At the completion of this training, they are tested prior to receiving one week of field training with an experienced field trainer. They are supported closely during their first six months on the job by their regional manager through regular field visits.

We believe we have established a successful, scalable direct sales model and intend to extend its coverage in selected regions in the United States, Europe and Asia. We will continue to recruit talented sales professionals and clinical specialists who have extensive experience in the clinical requirements of minimally invasive surgery and who have established relationships with key clinicians and institutions. In the near term, we will focus on regions in which top-tier research and medical institutions are located and in which we currently have no direct sales coverage, and conduct intensive marketing and training of key clinicians affiliated with those institutions.

Our relationships with leading physicians in colorectal, thoracic and bariatric medicine are also an important component of our selling efforts. These relationships are typically built around research collaborations that enable us to better understand and articulate to other clinicians the most useful features and benefits of our products, and to develop new solutions to challenges in minimally invasive surgery. These relationships also provide a framework for peer-to-peer training of other clinicians by respected leaders in their fields who are experienced in the use of our Intelligent Surgical Instruments.

We make the power consoles and certain related accessories necessary for the use of our Intelligent Surgical Instruments in their current configuration available to institutions at a nominal charge or at no charge. We believe this practice has helped us to seed the market for our SurgASSIST system and has encouraged clinicians and institutions to use our Intelligent Surgical Instruments and has accelerated their adoption. We may offer discounts from our list prices, typically ranging from 5% to 10%, based on minimum purchase commitments and other considerations. We also offer customers a variety of pricing and financing options for capital purchases, such as our reusable PLC 60 instrument or our FlexShafts, including upcharge programs whereby we recover the discounted portion of the price of the instrument or FlexShaft through a commitment by the customer to purchase a minimum number of reload cartridges at a higher unit price.

The mission of our marketing organization is to promote awareness of our company and of our SurgASSIST system, and to build demand for our Intelligent Surgical Instruments. As of December 31, 2006, our marketing organization included four individuals, covering product management, corporate communications and education and training. We develop marketing materials and sales collateral, participate in continuing medical education programs and attend medical conventions and meetings of surgical specialty organizations in our areas of clinical focus. We also present the results of clinical experience with our products at major scientific and medical meetings and publish them in respected, peer-reviewed medical journals. Our marketing organization also works closely with our product development personnel to ensure that we have a pipeline of new products that are responsive to the needs of our customers and the marketplace.

Research and Development

As of December 31, 2006, our research and development organization consisted of 16 persons, located in our headquarters facility in Langhorne, Pennsylvania, and in our new research and development facility in Shelton, Connecticut, which we opened in February 2007. Our research and development staff has broad knowledge and skills in a range of disciplines applicable to the design and development of endomechanical instruments. These include knowledge of the clinical requirements of surgical procedures as well as of advanced electromechanics, micro-robotics, digital control and software technology and advanced materials engineering and manufacturing techniques.

The goals of our research and development efforts are to continue to introduce incremental enhancements to the capabilities of our SurgASSIST surgical platform in response to clinician feedback and evolving customer requirements, while also introducing fundamentally new capabilities and technologies. As an example of the latter, we have demonstrated as a prototype, and expect to introduce in 2007, our M60 linear stapler, the first of what we expect to be a line of Intelligent Surgical Instruments that eliminates the need for the FlexShaft and power console used with our current products and also incorporate new micro-robotic articulation technology. We also plan to introduce during 2007 our NOLC, the first in what we expect will be a line of instruments designed specifically for introduction through a natural orifice, for use in NOTES procedures.

We are currently exploring the possibility of integrating additional modalities with our SurgASSIST system's existing capabilities in Intelligent Surgical Instruments that could be introduced through a single MIS port.

Our research and development expenses were $3.2 million in 2004, $5.5 million in 2005 and $4.7 million in 2006.

Manufacturing and Supplier Relationships

We conduct our manufacturing operations at our main facility in Langhorne, Pennsylvania. Our manufacturing operations currently consist primarily of assembly of components and sub-assemblies that are fabricated to our specifications by external suppliers. We conduct quality assurance testing and inspection of purchased components, perform final assembly and quality assurance testing, and package and ship our products.

The principal components used in the manufacture of our products are molded plastic parts, machined metal parts, mechanical sub-assemblies, electronic circuit boards, switches and wiring. We purchase the components and sub-assemblies required for manufacturing our SurgASSIST system from third-party suppliers and contract manufacturers. We qualify these vendors through stringent evaluation and monitoring of their performance over time. We rely on sole source suppliers for certain components, such as electronic circuit boards, and certain services, such as sterilization of finished goods. We do not have long-term contracts with most of our suppliers. We have a long term contract with our printed circuit board supplier, and we are actively seeking to establish long-term supply arrangements with other key suppliers. It would be difficult for us to quickly establish additional or replacement suppliers for certain components or materials, due to both the complex nature of the manufacturing processes employed by our suppliers and the time and effort that may be required to validate alternative suppliers. Any significant supply interruption or capacity constraints affecting our facilities or those of our suppliers would adversely affect our ability to manufacture and distribute our products.

Our manufacturing operations and those of the third-party manufacturers we use are subject to extensive regulation by the FDA under its quality systems regulations, or QSRs, good manufacturing practice regulations, and regulations promulgated by the European Union and Japan. Our facility is FDA registered and ISO 9001:2000 certified. Our products are approved for sale in the European Union, having obtained "CE," or European Compliance, marking.

Our facility and the facilities of the third-party manufacturers we use are subject to periodic, unannounced inspections by regulatory authorities, including the FDA and other governmental agencies. From February 13 to April 26, 2007, the FDA conducted an inspection of our facility in Langhorne, Pennsylvania. A Notice of Inspectional Observations, or Form 483, was provided to us at the conclusion of the inspection. In the FDA's Form 483, 24 inspectional observations were identified, including the failure to properly process customer complaints, failure to submit to the FDA medical device reports or to submit them within regulatory timeframes, and the lack of reporting a field action. We are preparing, and will shortly submit, a response to the FDA, which will include our proposed corrective actions to address the FDA's observations. We were last inspected by our E.U. Notified Body in July 2005. Three minor deficiencies were cited and no response was required. We expect to be inspected by the FDA and the E.U. notified body again in the future. If the FDA or the E.U. finds significant shortcomings, or if the FDA is not satisfied with our responses to the 2007 inspections, we could be subject to sanctions, including fines, recalls or requirements to halt manufacturing and shipments of affected products.

Our business plans require that we achieve significant improvements in our manufacturing operations and in our cost of sales compared with those we have recently experienced. We believe that increasing the automation of our assembly operations will be critical in achieving this objective. We have also devoted, and plan to continue to devote, substantial resources to improving our procurement and manufacturing processes, upgrading our management information systems, and implementing new quality assurance, inventory and cost controls in order to improve the efficiency of our manufacturing operations, maintain product quality, reduce our cost of sales and increase our profitability.

We also intend to increase the integration of our manufacturing operations. For example, we plan to acquire the automated equipment necessary to enable us to assemble the reload cartridges used in our multiple-use linear staplers. Currently, the assembly of reloads for some of our products is performed manually by us, and for other products is outsourced to a contract manufacturer. We believe that operating as an integrated manufacturer will enable us to better control the quality, cost and supply of our products and to more rapidly develop, prototype and commercialize new products.

Competition

The market for endomechanical cutting and stapling devices is intensely competitive and dominated by a small number of large, well-known companies, principally United States Surgical Corporation, a division of Tyco Healthcare and Ethicon Endo-Surgery, a Johnson & Johnson company.

We believe that the principal competitive factors in the market for endomechnical cutting and stapling devices include:

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  efficacy and consistency of wound closure and hemostasis;

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  ability to provide access to difficult-to-reach anatomy;

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  ease of use, visibility for the surgeon and control over the device;

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  innovation and the number and variety of addressable surgical applications;

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  product quality and reliability;

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  quality of customer support and service, including technical assistance, product information, reimbursement assistance and handling of complaints;

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  brand reputation and financial resources and stability of supplier; and

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  cost.

Many of our competitors have significantly greater financial and human resources than we do, have established relationships with healthcare professionals, customers and third-party payors, and have long-term contracts with group purchasing organizations in the United States, such as Premier Hospital Supply, Inc. and Novation, LLC, of which many hospitals in the United States are members. In addition many of our competitors have established distributor networks, greater resources for product development, sales and marketing, additional lines of products and the ability to offer financial incentives such as rebates, bundled products or discounts on other product lines that we cannot provide.

We have encountered and expect to continue to encounter potential hospital customers which, due to existing relationships or beneficial pricing or other financial arrangements with our competitors, are committed to, or prefer the products offered by, these competitors. We expect that competitive pressures may result in price reductions and reduced margins over time for our products. Our products could also be rendered obsolete or uneconomical by technological advances developed by one or more of our competitors.

Intellectual Property

We believe that in order to maintain a competitive advantage in the marketplace, we must develop and maintain the proprietary aspects of our technologies. We rely on a combination of patent, trademark, trade secret, copyright and other intellectual property rights and measures to aggressively protect our intellectual property.

We rely on other forms of intellectual property, including trade secrets and know-how, to develop and maintain our competitive position. We require our employees and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants who work on our products to agree to disclose and assign to us all inventions conceived during the term of their employment, while using our property or which relate to our business. Despite measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, our competitors may independently develop similar technologies.

We seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our technology, inventions and improvements that are important to the development of our business. As of April 30, 2007, we hold 24 issued United States patents, three granted European patents, more than 100 pending United States and foreign patent applications filed in select international markets and two licensed patents. Our issued patents expire at various dates beginning in 2019.

Finally, we believe that certain of our trademarks are valuable assets that are important to the marketing of our products. Many of these trademarks have been registered with the United States Patent and Trademark Office or internationally, as appropriate.

Patent applications in the United States and in foreign countries are maintained in secrecy for a period of time after filing, which results in a delay between the actual discoveries and the filing of related patent applications and the time when discoveries are published in scientific and patent literature. Patents issued and patent applications filed relating to medical devices are numerous, and there can be no assurance that current and potential competitors and other third parties have not filed or in the future will not file applications for, or have not received or in the future will not receive, patents or obtain additional proprietary rights relating to products, devices or processes used or proposed to be used by us. We are aware of patents issued to third parties that contain subject matter related to our technology. We believe that the technologies we employ in our products and systems do not infringe the valid claims of any such patents. There can be no assurance, however, that third parties will not seek to assert that our devices and systems infringe their patents or seek to expand their patent claims to cover aspects of our products and systems.

The medical device industry in general has been characterized by substantial litigation regarding patents and other intellectual property rights. Any such claims, regardless of their merit, could be time-consuming and expensive to respond to and could divert our technical and management personnel. We may be involved in litigation to defend against claims of infringement by other patent holders, to enforce patents issued to us, or to protect our trade secrets. If any relevant claims of third-party patents are upheld as valid and enforceable in any litigation or administrative proceeding, we could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the patent owners of each such patent, or to redesign our products, devices or processes to avoid infringement. There can be no assurance that such licenses would be available or, if available, would be available on terms acceptable to us or that we would be successful in any attempt to redesign our products or processes to avoid infringement.

Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products.

We intend to vigorously protect and defend our intellectual property. Costly and time-consuming litigation brought by us may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to determine the enforceability, scope and validity of the proprietary rights of others.

Government Regulation

Our research, development and clinical programs, as well as our manufacturing and marketing operations, are subject to extensive regulation in the United States and other countries. Most notably, all of our products sold in the United States are subject to the Federal Food, Drug, and Cosmetic Act, or the FDCA, as implemented and enforced by the U.S. Food and Drug Administration, or the FDA. Certain of our products sold in the United States require FDA clearance to market under Section 510(k) of the FDCA. Foreign countries may require similar or more onerous approvals to manufacture or market these products.

Advertising and promotion of medical devices, in addition to being regulated by the FDA, are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. Recently, promotional activities for FDA-regulated products of other companies have been the subject of enforcement action brought under healthcare reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act and similar state laws, competitors and others can initiate litigation relating to advertising claims. In addition, we are required to meet regulatory requirements in countries outside the United States, which can change rapidly with relatively short notice.

Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions including, but not limited to:

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  untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

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  customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

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  operating restrictions or partial suspension or total shutdown of production;

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  refusing or delaying our requests for 510(k) clearance or premarket approval of new products or modified products;

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  withdrawing 510(k) clearances or PMA approvals that have already been granted;

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  refusal to grant export approval for our products; or

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  criminal prosecution.

In addition, other government authorities influence the success of our business, including the availability of adequate reimbursement from third-party payors, including government programs such as Medicare and Medicaid. Medicare and Medicaid reimbursement policies can also influence corresponding policies of private insurers and managed care providers, which can further affect our business.

Domestic Regulation of Our Products and Business

The FDA governs the following activities that we perform or that are performed on our behalf, to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses:

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  product design, development and manufacture;

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  product safety, testing, labeling and storage;

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  record keeping procedures;

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  product marketing, sales and distribution; and

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  post-marketing surveillance, complaint handling, medical device reporting, reporting of deaths, serious injuries or device malfunctions and repair or recall of products.

There are numerous FDA regulatory requirements governing the approval or clearance and marketing of our products. These include:

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  product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;

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  Quality System Regulation, or QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

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  labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;

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  clearance or approval of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use;

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  medical device reporting regulations, which require that manufacturers comply with FDA requirements to report if their device may have caused or contributed to a death or serious injury, or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the device or a similar device were to recur;

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  post-approval restrictions or conditions, including post-approval study commitments;

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  post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device; and

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  notices of correction or removal and recall regulations.

We have registered our facility with the FDA as a medical device manufacturer. The FDA has broad post-market and regulatory enforcement powers. We are subject to announced and unannounced inspections by the FDA to determine our compliance with the QSR and other regulations and these inspections may include the manufacturing facilities of our suppliers. Between May 2002 and June 2005, the FDA conducted three inspections of our facilities. Each of those inspections resulted in the issuance of a Notice of Inspectional Observations, or Form 483. Certain observations regarding our processes to handle customer complaints, submit medical device reports, initiate corrective and preventive actions and to conduct internal quality audits were identified by the FDA as areas of possible non-compliance with FDA regulations. For each of those Form 483s issued by the FDA, we submitted a response which identified our proposed corrective action plans to address these inspectional observations. In each case, the FDA issued an Establishment Inspection Report, or EIR, which officially closed the FDA's inspection. From February 13 to April 26, 2007, the FDA conducted an additional inspection of our facility in Langhorne, Pennsylvania. A Form 483 was provided to us at the conclusion of the inspection. In the FDA's most recent Form 483, 24 inspectional observations were identified, including the failure to properly process customer complaints, failure to submit to the FDA medical device reports or to submit them within regulatory timeframes, and the lack of reporting a field action. Certain of the FDA's inspectional observations are similar to observations identified in the prior 483s issued to us. We are preparing a response to the FDA, which will include our proposed corrective actions to address the FDA's observations. Whether the FDA will accept our response is uncertain, particularly in light of the similar nature of the current inspectional observations to the previous observations.

FDA's premarket clearance and approval requirements.    Unless an exemption applies, before we can commercially distribute medical devices in the United States, we must obtain, depending on the type of device, either prior 510(k) clearance or premarket approval, or PMA, from the FDA. The FDA classifies medical devices into one of three classes:

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  Class I devices, which are subject to only general controls (e.g., labeling, medical devices reporting, and prohibitions against adulteration and misbranding) and, in some cases, to the 510(k) premarket clearance requirements;

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  Class II devices, generally requiring 510(k) premarket clearance before they may be commercially marketed in the United States (all of our currently marketed devices are classified as Class II devices); and

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  Class III devices, consisting of devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a predicate device, generally requiring submission of a PMA supported by clinical trial data.

510(k) clearance pathway.    Each of our currently available Intelligent Surgical Instruments is a 510(k)-cleared device. To obtain 510(k) clearance, we must submit a notification to the FDA demonstrating that our proposed device is substantially equivalent to a predicate device (i.e., a device that was in commercial distribution before May 28, 1976, a device that has been reclassified from Class III to Class I or Class II, or a 510(k)-cleared device). The FDA's 510(k) clearance process generally takes from three to 12 months from the date the application is submitted but can take significantly longer. If the FDA determines that the device or its intended use is not substantially equivalent to a predicate device, the device is automatically placed into Class III, requiring the submission of a PMA. In addition, any modification to a 510(k)-cleared device that would constitute a major change in its intended use, or any change that could significantly affect the safety or effectiveness of the device, requires a new 510(k) clearance and may even, in some circumstances, require a PMA, if the change raises complex or novel scientific issues or the product has a new intended use.

The FDA requires every manufacturer to make the determination regarding the need for a new 510(k) submission in the first instance, but the FDA may review any manufacturer's decision. If the FDA disagrees with a manufacturer's determination, the FDA can require the manufacturer to cease marketing and/or recall the device until 510(k) clearance or PMA is obtained. If the FDA requires us to seek 510(k) clearance or PMAs or supplements for any modifications, we may be required to cease marketing and/or recall the modified device, if already in distribution, until 510(k) clearance or PMA or PMA supplement approval is obtained and we could be subject to significant regulatory fines or penalties. Furthermore, our products could be subject to voluntary recall if we or the FDA determine, for any reason, that our products pose a risk of injury or are otherwise defective. Moreover, the FDA can order a mandatory recall if there is a reasonable probability that our device would cause serious adverse health consequences or death. There is no guarantee that the FDA will grant 510(k) clearance or PMA approval of our future products and failure to obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business. Delays in receipt or failure to receive clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements could reduce our sales, profitability and future growth prospects.

Premarket approval pathway.    Devices that cannot be cleared through the 510(k) process require the submission of a PMA. The PMA process is much more time consuming and demanding than the 510(k) notification process. A PMA must be supported by extensive data, including but not limited to data obtained from preclinical or clinical studies or relating to manufacturing and labeling, to demonstrate to the FDA's satisfaction the safety and effectiveness of the device. After a PMA application is submitted, the FDA's in-depth review of the information generally takes between one and three years and may take significantly longer.

During the review period, the FDA will typically request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel's recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the manufacturing facility to ensure compliance with the QSRs. New PMA applications or PMA supplements are required for modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device's indication for use, manufacturing process, labeling and design. PMA supplements often require submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel. There is no guarantee that the FDA will grant 510(k) clearance or PMA approval of our future products and failure to obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business. Delays in receipt or failure to receive clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements could reduce our sales, profitability and future growth prospects.

Clinical trials.    Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) clearance. None of our products currently is, or has been, the subject of a clinical trial. Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an institutional review board, or IRB, for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, we would also be required to obtain the patients' informed consent in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. We, the FDA or the IRB could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA approval to market the product in the United States. Similarly, in Europe the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the ministry of health in the applicable country.

Pervasive and continuing regulation.    After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

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  the FDA's QSR requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

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  labeling regulations and the FDA prohibitions against the promotion of products for uncleared or unapproved uses (known as off-label uses), as well as requirements to provide adequate information on both risks and benefits during promotion of the product;

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  clearance of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of our cleared devices;

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  approval of product modifications that affect the safety or effectiveness of one of our approved devices;

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  medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the device or one of our similar devices were to recur;

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  post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device; and

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  the FDA's recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. The FDA requires each manufacturer to review changes that it makes and determine whether they are of a type that would require a new 510(k) or PMA filing. This determination must be documented by us. While we make this determination initially, the FDA can review any such decision and can disagree with a manufacturer's determination. The FDA may also make this determination on its own initiative.

We have modified our devices since they received the FDA clearance. If the FDA were to disagree with any of our determinations that changes did not require a new 510(k), it could require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or PMA approval is obtained. Also, in these circumstances, we could be subject to significant regulatory fines, penalties and warning letters.

The MDR regulations require that we report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. We have initiated certain voluntary recalls involving products that have been distributed to our customers, and may take additional such actions in the future. We believe that certain of those recalls do not require notification to the FDA. If the FDA disagrees with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action for failing to report the recalls when they were conducted.

Many of our products are cleared by the FDA for use in various surgical applications. We believe that the specific surgical procedures for which our products are marketed fall within the scope of the surgical applications that have been cleared by the FDA. However, the FDA could disagree and require us to stop promoting our products for those specific procedures until we obtain FDA clearance or approval for them. In addition, if the FDA determines that our promotional materials or training constitutes promotion of an unapproved use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired.

International Regulation of Our Products and Business

International sales of medical devices are subject to foreign governmental regulations which vary substantially from country to country. Modifications to our approved products require a new regulatory submission in all major markets. The time required to obtain certification or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. Below are summaries of the regulatory systems for medical devices in Europe and Japan, however, our products can be marketed in other countries that have different systems or minimal requirements for medical devices.

Europe.    The primary regulatory body in Europe is the European Union, or E.U., which consists of 25 member states and has a coordinated system for the authorization of medical devices. The E.U. has adopted numerous directives and has promulgated voluntary standards regulating the design, manufacture and labeling of and clinical trials and adverse event reporting for medical devices. The E.U. Medical Devices Directive, or MDD, sets out the basic regulatory framework for medical devices in the European Union. This directive has been separately enacted in more detail in the national legislation of the individual member states of the European Union.

The system of regulating medical devices operates by way of a certification for each medical device. Each certificated device is marked with a CE mark which shows that the device has a Certificat de Conformité. National bodies known as Competent Authorities in each member state oversee the implementation of the MDD within their jurisdictions. The means for achieving the requirements for a CE mark vary according to the nature of the device. Devices are classified in accordance with their perceived risks, similar to the U.S. system. The class of a product determines the requirements to be fulfilled before a CE mark can be placed on a product, known as a conformity assessment. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union and other countries that comply with or mirror these directives.

The method for assessing conformity varies depending upon the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, which is an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer's quality system and specific testing of the manufacturer's device. Such an assessment is required for a manufacturer to commercially distribute the product throughout these countries. International Standards Organization, or ISO, 9001 and ISO 13845 certifications are voluntary standards. Compliance establishes the presumption of conformity with the essential requirements for the CE Mark. We have the authorization to affix the CE mark to all of our existing products.

Japan.    In Japan, medical devices must be approved prior to importation and commercial sale by the Ministry of Health, Labor and Welfare, or MHLW. Manufacturers of medical devices outside of Japan must utilize a contractually bound In-Country Caretaker, or ICC, to submit an application for device approval to the MHLW. The MHLW evaluates each device for safety and efficacy. As part of its approval process, the MHLW may require that the product be tested in Japanese laboratories. The approval process for new products is typically 13 to 14 months. Other medical devices may require a longer review period for approval. Once approved, the manufacturer may import the device into Japan for sale by the manufacturer's contractually bound importer or distributor.

After a device is approved for importation and commercial sale in Japan, the MHLW continues to monitor sales of approved products for compliance with labeling regulations, which prohibit promotion of devices for unapproved uses and reporting regulations and which require reporting of product malfunctions, including serious injury or death caused by any approved device. Failure to comply with applicable regulatory requirements can result in enforcement action by the MHLW, which may include fines, injunctions, and civil penalties, recall or seizure of our products, operating restrictions, partial suspension or total shutdown of sales in Japan, or criminal prosecution.

We received approval from the MHLW to distribute our products in Japan through Boston Scientific Corporation. We will be required to submit applications with respect to all new products and product enhancements for review and approval by the MHLW. Our Distribution Agreement with Boston Scientific Corporation terminated in March 2007. At that time, Boston Scientific, through our third party regulatory representative in Japan, transferred the regulatory approvals, or shonins, to PMI Japan, our subsidiary.

In addition to MHLW oversight, the regulation of medical devices in Japan is also governed by the Japanese Pharmaceutical Affairs Law, or PAL. PAL was substantially revised in July 2002, and the new provisions were implemented in stages through April 2005. Revised provisions of the approval and licensing system of medical devices in Japan, which constitutes the core of import regulations, came into effect on April 1, 2005. The revised law changes class categorizations of medical devices in relation to risk, introduces a third-party certification system, strengthens safety countermeasures for biologically derived products, and reinforces safety countermeasures at the time of resale or rental. The revised law also abolishes the ICC system and replaces it with the "primary distributor" system.

Under the PAL in effect prior to April 1, 2005, manufacturers of medical devices outside of Japan were required to utilize an ICC to obtain on their behalf approval of each product by the MHLW prior to the sale or distribution of their products in Japan. Under the revised PAL, manufacturers outside of Japan must now appoint a "primary distributor" located in Japan that holds a primary distributor license for medical devices to provide primary distribution services, including conducting quality assurance and safety control tasks, for each product at the time an application for the approval of each such product is submitted to the MHLW.

Third Party Coverage and Reimbursement

Sales of medical products are increasingly dependent in part on the availability of reimbursement from third-party payors such as government and private insurance plans. In the United States, as well as in foreign countries, government-funded or private insurance programs, commonly known as third-party payors, pay the cost of a significant portion of a patient's medical expenses. Successful sales of our products will depend on the availability of adequate reimbursement from third-party payors. No uniform policy of coverage or reimbursement for medical technology exists among all these payors. Therefore, coverage and reimbursement can differ significantly from payor to payor.

Hospitals and other healthcare providers that purchase medical devices, such as the ones that we manufacture, rely on third-party payors to pay for all or part of the costs and fees associated with the procedures performed with these devices. The existence of adequate reimbursement for the procedures performed with our products by government and private insurance plans are central to acceptance of our current and future products. We may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of payment, or if our costs of production increase faster than increases in reimbursement levels.

Many private payors use coverage decisions and payment amounts determined by the Centers for Medicare and Medicaid Services, or CMS, which administers the Medicare program, as guidelines in setting their reimbursement policies. Future action by CMS or other government agencies may diminish payments to physicians, outpatient centers and hospitals. Those private payors that do not follow the Medicare guidelines may adopt different reimbursement policies for procedures performed with our products. For some governmental programs, such as Medicaid, reimbursement differs from state to state, and some state Medicaid programs may not pay for the procedures performed with our products in an adequate amount, if at all.

Once a device has received approval or clearance for marketing by the FDA, there is no assurance that Medicare will cover the device and related services. In some cases, CMS may place certain restrictions on the circumstances in which coverage will be available. In making such coverage determinations, CMS considers, among other things, peer-reviewed publications concerning the effectiveness of the technology, the opinions of medical specialty societies, input from the FDA, the National Institutes of Health, and other government agencies. We cannot assure you that once our products are commercially available, they will be covered by Medicare and other third-party payors. Limited coverage of our products could have a material adverse effect on our business, financial condition and results of operations.

In general, Medicare makes a predetermined, fixed payment amount for its beneficiaries receiving covered inpatient services in acute care hospitals. This payment methodology is part of the inpatient prospective payment system, or IPPS. For acute care hospitals, under IPPS, payment for an inpatient stay is based on diagnosis-related groups, or DRGs, which include reimbursement for all covered medical services and medical products that are provided during a hospital stay. Additionally, a relative weight is calculated for each individual DRG which represents the average resources required to care for cases in that particular DRG relative to the average resources required to treat cases in all DRGs. Generally, DRG relative weights are adjusted annually to reflect changes in medical practice in a budget neutral manner.

For classification of physician services, the American Medical Association, referred to as the AMA, has developed a coding system known as the Current Procedural Terminology, or CPT. CPT codes are established by the AMA and adopted by the Medicare program in the Healthcare Common Procedure Coding System, to describe and develop payment amounts for physician services. Physician services are reimbursed by Medicare based on a physician fee schedule whereby payment is based generally on the number of "relative value units" assigned by CMS to the service furnished by the physician. CPT codes are used by many other third-party payors in addition to Medicare. Failure by physicians to receive what they consider to be adequate reimbursement for procedures in which our products are used could have a material adverse effect on our business, financial condition and results of operations.

Our international success will depend upon the availability of reimbursement within prevailing foreign healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government-sponsored healthcare and private insurance. Several countries have reimbursement codes that apply to the use of our products. These countries include Germany, Belgium, the Netherlands and Japan. The rates vary by country and vary with respect to products and procedures.

All third-party reimbursement programs, whether government funded or insured commercially, whether inside the United States or outside, are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, second opinions required prior to major surgery, careful review of bills, encouragement of healthier lifestyles and exploration of more cost-effective methods of delivering healthcare. These types of programs and legislative changes to reimbursement policies could potentially limit the amount which healthcare providers may be willing to pay for medical devices.

As the portion of the United States population over age 65 and eligible for Medicare continues to grow we may be more vulnerable to reimbursement limitations imposed by CMS. Furthermore, the healthcare industry in the United States has experienced a trend toward cost containment as government and private insurers seek to control healthcare costs by imposing lower payment rates and negotiating reduced contract rates with service providers. Therefore, we cannot be certain that the procedures performed with our products will be adequately reimbursed.

Fraud and Abuse Laws

The costs of human healthcare have been and continue to be a subject of study, investigation and regulation by governmental agencies and legislative bodies around the world. In the United States, attention has been focused on drug and device prices and profits and programs that encourage doctors to write prescriptions for particular drugs or recommend, use or purchase particular medical devices. Payors have become a more potent force in the market place and increased attention is being paid to drug and medical device pricing, appropriate drug and medical device utilization and the quality and costs of health care.

A variety of Federal and state laws apply to the sale, marketing and promotion of medical devices that are paid for, directly or indirectly, by Federal or state healthcare programs, such as Medicare, Medicaid and TRICARE. The restrictions imposed by these laws are in addition to those imposed by the FDA, FTC and corresponding state agencies. Some of these laws significantly restrict or prohibit certain types of medical device manufacturers. Violation of these laws can result in significant criminal, civil, and administrative penalties, including imprisonment of individuals, fines and penalties and exclusion or debarment from Federal and state healthcare and other programs. Many private health insurance companies also prohibit payment to entities that have been sanctioned, excluded, or debarred by Federal agencies.

Anti-kickback statute.    The Federal anti-kickback statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending of a good or service, for which payment may be made in whole or part under a Federal healthcare program such as the Medicare and Medicaid programs. The definition of "remuneration" has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of supplies or equipment, payments of cash and waivers of payments. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals or otherwise generate business involving goods or services reimbursed in whole or in part under Federal healthcare programs, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other Federal healthcare programs. In addition, some kickback allegations have been claimed to violate the Federal False Claims Act, discussed in more detail below.

The Federal anti-kickback statute is broad and prohibits many types of arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services, or OIG, has issued a series of regulations, known as the "safe harbors." These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties to a transaction or arrangement that they will not be prosecuted under the federal anti-kickback statute. We seek where possible to comply with these safe harbors. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy an applicable safe harbor may result in increased scrutiny or enforcement action by government enforcement authorities such as the OIG or the U.S. Department of Justice. Many states have adopted laws similar to the Federal anti-kickback statute. Some of these state prohibitions are broader than the Federal statute, and apply to the referral of patients and recommendations for healthcare items or services reimbursed by any source, not only government-funded programs.

False claims laws.    Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the Federal government or knowingly making, or causing to be made, a false statement in order to have a false claim paid. The Federal government's interpretation of the scope of the law has in recent years grown increasingly broad. Most states also have statutes or regulations similar to the Federal false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these Federal and state laws may include civil monetary penalties, exclusion of a manufacturer's products from reimbursement under government programs, criminal fines, and imprisonment. Several device manufacturers have been prosecuted under the false claims laws for allegedly providing free product to physician customers with the expectation that the physician customers would bill Federal programs for the product.

Fraud on a health benefit plan and false statements.    The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created a new Federal healthcare fraud statute that prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government-sponsored programs. Among other things, HIPAA also imposes new criminal penalties for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services, along with theft or embezzlement in connection with a healthcare benefits program and willful obstruction of a criminal investigation involving a Federal healthcare offense. Violations may result in fines or imprisonment.

We engage in a variety of activities that are of the general character that are subject to these laws and that have come under particular scrutiny in recent years by federal and state regulators and law enforcement entities. These activities have included consulting arrangements with surgeons, grants for training and other education, grants for research, and other interactions with physicians. We believe that our practices are not in violation of the Federal anti-kickback statute, false claims laws, HIPAA or state equivalents, but we cannot assure you that enforcement authorities will not take action against us and, if such action were successful, we could be required to pay significant fines and penalties and change our marketing practices. Such enforcement could have a significant adverse effect on our ability to operate.

Employees

As of December 31, 2006, we had 133 employees located in the U.S., including 24 employees in manufacturing, 44 employees in sales and marketing, 16 employees in clinical, regulatory and quality assurance, 15 employees in general and administrative, 16 employees in research and development and 18 in operations. We believe that our future success will depend upon our continued ability to attract, hire and retain qualified personnel. We occasionally employ independent contractors, consultants and temporary employees to support our operations. None of our employees is represented by a labor union or party to a collective bargaining agreement, and we believe our employee relations are good.

Facilities

We currently lease approximately 44,000 square feet in Langhorne, Pennsylvania, which is used as our headquarters and principal manufacturing facility. The Langhorne facility contains approximately 35,000 square feet of manufacturing space, 1,000 square feet of research and development space and 4,000 square feet devoted to administrative offices. This facility is leased through March 31, 2012.

In September of 2006, we moved the majority of our research and development activities to Shelton, Connecticut where we currently lease approximately 5,456 square feet. This facility is leased through September 19, 2011. In December of 2006 we opened a sales office in Japan concurrently with the creation of our Japanese subsidiary, PMI Japan. We conduct our European administrative, sales and distribution operations through our German and French subsidiaries, Power Medical Interventions Deutschland GmbH and Power Medical Interventions France SA. Power Medical Interventions Deutschland GmbH leases office space in Hamburg, Germany and Power Medical Interventions France SA leases office space in Toulouse, France.

We believe that our existing facilities should meet our needs for at least the next 24 months. Our facility in Langhorne, Pennsylvania is registered with the FDA and is subject to periodic inspections by the agency.

Legal Proceedings

Product liability suit in Belgium.    In early December 2004, we were made a party to a lawsuit filed in a Belgian court on September 30, 2004 by a patient and his co-habiting female partner against the insurer for a Belgian surgeon and hospital as well as against PMI's former Belgian distributor. The complaint alleged that the patient suffered injuries as a result of a surgery performed using one of our surgical instruments. The complaint alleged that our instrument was "deficient" and claimed estimated damages in the amount of € 100,000 with "reservation for modification during the proceedings." The lawsuit is currently suspended because of the death of the patient on September 17, 2006, and the need for his heirs to determine whether the matter should continue to be litigated. We have notified our insurance carrier of the lawsuit, and the carrier has not disclaimed coverage. We intend to continue to contest the claim with the assistance of U.S. and Belgian counsel.

Patent litigation against Ethicon Endo-Surgery in Germany.    In March 2005, Ethicon Endo-Surgery initiated three patent-infringement lawsuits against us and our German subsidiary in district court in Düsseldorf, Germany. The lawsuits allege that certain of our products infringe three European patents held by Ethicon Endo-Surgery. We hired German counsel to defend the patent-infringement cases and to seek revocation of the Ethicon Endo-Surgery patents in nullity proceedings before a separate court in Munich, Germany. We prevailed in two of the three infringement actions and the products in question were found not to infringe the Ethicon-Endosurgery patents, although Ethicon Endo-Surgery is appealing one of those decisions. We lost the other infringement action, but are appealing that decision and have introduced a redesigned product that would not infringe the applicable German patent even if the decision was upheld. In that same action, Ethicon Endo-Surgery asserts that it is entitled to collect damages of approximately €526,000, and has recently instituted damages proceedings for part of its claim, asking the Düsseldorf court for a partial damages award of at least €142,000, or alternatively, €263,000. In the event that Ethicon Endo-Surgery prevails in its pending appeal of the decision where our products were found not to infringe the Ethicon Endo-Surgery patent and we are unable to invalidate that patent in the parallel revocation proceeding which we have initiated, we may be precluded from selling certain of our products in Germany. The appeals and invalidity proceedings are ongoing and no decisions are expected until later in 2007.

Management

Executive Officers and Directors

The following table sets forth information with respect to our executive officers and members of our board of directors as of April 30, 2007:

Name	Age	Position
Michael P. Whitman	47	President, Chief Executive Officer and Chairman of the Board of Directors
Alex T. Bourdon	49	Chief Operations Officer
John P. Gandolfo	46	Chief Financial Officer
Kenneth S. Abramowitz(1)	55	Director
Timothy J. Cesarek(1)	42	Director
Gerald Dorros, M.D.(2)	64	Director
James R. Locher III(2)	60	Director
John C. Moran(1)	53	Director
Lon E. Otremba(2)	49	Director

(1)
Member of audit committee.

(2)
Member of compensation committee.

(3)
Member of nominating committee.

Michael P. Whitman founded Power Medical Interventions, Inc. with Gerald Dorros, M.D. in October 1999 and has served as our President and Chief Executive Officer and Chairman of our Board of Directors since our inception. Before founding our company, Mr. Whitman served as Vice President of Marketing at Olympus America Inc., a manufacturer of endoscopes and medical imaging systems, from April 1998 to October 1999. He has worked for several subsidiaries of Johnson & Johnson, serving as Vice President of Sales and as Director of Sales and Marketing for Cordis Endovascular from June 1995 to April 1998, Regional Sales Manager for Ethicon Endo-Surgery, Inc. from September 1992 to October 1993, and Group Product Director for Ethicon, Inc. from May 1991 to September 1992. Before that he held product development positions at both Ethicon Endo-Surgery and Johnson & Johnson Interventional Systems. Mr. Whitman also served as Director of Marketing for Synthes Spine Company, LP, a provider of instruments, implants and tools for orthopedic and spine surgery, from December 1993 to June 1995. Mr. Whitman received a Bachelor of Arts degree from Lafayette College in Business and Economics.

Alex T. Bourdon has served as our Chief Operations Officer since November 2006. From May 1995 to November 2006, Mr. Bourdon held various positions with Dade Behring Inc., a medical diagnostic products company. From 1999 to 2006, Mr. Bourdon was the Vice President Manufacturing for the Vista, Global Reagents and Global Instruments divisions and from 1992 to 1996 held the position of Director of Manufacturing and Operations Manager. Prior to joining Dade Behring, Mr. Bourdon spent 10 years in the industrial manufacturing operations of E.I. du Pont de Nemours and Company, including fibers, polymers, chemicals and nuclear defense products. He holds a Bachelor of Science degree in Mechanical Engineering from the University of Delaware.

John P. Gandolfo has served as our Chief Financial Officer since January 2007. Prior to joining PMI, Mr. Gandolfo was the Chief Financial Officer of Bioject Medical Technologies, Inc., a publicly held supplier of needle-free drug delivery systems to the pharmaceutical and biotechnology industries, from September 2001 to May 2006. He remains a member of the Board of Directors of Bioject. Prior to joining Bioject, Mr. Gandolfo was the Chief Financial Officer of Capital Access Network, Inc., a privately held specialty finance company, from 2000 through September 2001, and Xceed, Inc., a publicly held Internet consulting firm, from 1999 to 2000. From 1994 to 1999, Mr. Gandolfo was Chief Financial Officer and Chief Operating Officer of Impath, Inc., a publicly held, cancer-focused healthcare information company. A graduate of Rutgers University, Mr. Gandolfo is a certified public accountant (inactive status) who began his professional career at Price Waterhouse.

Kenneth S. Abramowitz has served as a member of our Board of Directors since 2005. Mr. Abramowitz is a Managing General Partner and co-founder of NGN Capital LLC, a healthcare venture capital fund. He joined NGN from The Carlyle Group in New York where he was Managing Director from 2001 to 2003. Prior to joining Carlyle, Mr. Abramowitz worked as an Analyst at Sanford C. Bernstein & Co. for 23 years. Mr. Abramowitz currently sits on the Board of Directors of EKOS Corp., Ivivi Technologies, Inc., MultiPlan, Inc., Option Care, Inc., OptiScan Biomedical Corp. and Small Bone Innovations, Inc. Mr. Abramowitz holds a Bachelor of Arts degree from Columbia University and a master's degree in business administration from Harvard Business School.

Timothy J. Cesarek has served as a member of our Board of Directors since 2003. Since April 20, 2005, Mr. Cesarek has been the President of Koch Genesis, LLC, a subsidiary of Koch Industries, Inc., which acquires rights to innovative technologies and invests in technology companies. For the two years prior to joining Koch Genesis, Mr. Cesarek was the managing director of corporate finance for Koch Industries, Inc. Mr. Cesarek also serves on the board of NanoProducts Corporation. Mr. Cesarek received a Bachelor's degree in biomedical engineering from the Milwaukee School of Engineering and a master's degree in business administration from Pepperdine University.

Dr. Gerald Dorros co-founded our company with Mr. Whitman in 1999 and has served as a member of our Board of Directors since our inception. He is an interventional cardiologist and cardiovascular interventionist, and has served as the Medical Director of the Dorros Feuer Interventional Cardiovascular Disease Foundation Ltd., since 1983. He also served as the President of the Arizona Heart Institute Foundation from 1997 to 2000 and previously was a partner of the Milwaukee Heart and Vascular Clinic from 1981 to 1997. Dr. Dorros has held clinical professorships in medicine at the University of Wisconsin, Columbia University, State University of New York, and University of Illinois. Dr. Dorros received a Bachelor of Arts degree from Dartmouth College in 1964, and a medical degree from the Albert Einstein College of Medicine of Yeshiva University in 1968. He has received honorary Doctor of Science degrees from Yeshiva University and Colby College.

The Honorable James R. Locher III has been a member of our Board of Directors since 1999. Since 1993, Mr. Locher has written, lectured, consulted, and served on commissions related to the organization of the United States Department of Defense. Currently, he is serving as Executive Director of the Project on National Security Reform, an effort to reorganize the U.S. national security system. From 2003 to 2004, he served as Chairman of the Defense Reform Commission of Bosnia and Herzegovina. From 1989 to 1993, Mr. Locher was Assistant Secretary of Defense for Special Operations and Low-Intensity Conflict. From 1978 to 1986, Mr. Locher served on the staff of the Senate Armed Services Committee. He has also held staff positions in the White House and the Pentagon. He is a graduate of the United States Military Academy at West Point, received a master's degree in business administration from Harvard Business School, and was awarded an honorary Doctor of Laws degree from Hampden-Sydney College.

John C. Moran has been a member of our Board of Directors since 1999. Since 1997, Mr. Moran has been a private investor. From 1990 to 1997, Mr. Moran co-founded and served as President of Synthes Spine Company, LP, a subsidiary of Synthes USA that makes instruments, implants and tools for orthopedic and spine surgery. From 1979 to 1990, Mr. Moran served in various capacities at Synthes USA, including Vice President of Finance and Administration and Chief Operating Officer. Mr. Moran is also a member of the Board of Directors of Advanced Biomaterials Systems, Anika Therapeutics, Inc., Christini Technologies, Inc., Paradigm Spine, LLC and Rainier Technologies Corporation. Mr. Moran received a master's degree in business administration from Harvard Business School and is a graduate of the University of Notre Dame.

Lon E. Otremba has been a member of our Board of Directors since October 2006. Since 2005 he has been the Principal Managing Partner of Otremba Management Advisory LLC, a strategic and operational management advisory firm. Mr. Otremba also served as Chief Executive Officer and a director of Muzak, LLC, a provider of commercial music services, from 2003 to 2005. Prior to joining Muzak, Mr. Otremba served as Executive Vice President, Strategic Planning and Operations of the AOL Interactive Marketing Group of Time Warner, from 2002 to 2003, and as Executive Vice President, Strategic Planning, of the AOL Time Warner Local Partnership Group from 2001 to 2002. Mr. Otremba currently also serves on the board of directors of Artes Medical, Cardium Therapeutics, Access 360 Media, and EEI Communications. He is also a trustee and treasurer of Buckley Country Day School. Mr. Otremba holds a Bachelor of Arts degree in marketing and economics from Michigan State University.

Supplemental information concerning Dr. Gerald Dorros

In 2005, our director Gerald Dorros, M.D. pled guilty in the Federal District Court for the Eastern District of Wisconsin to a strict liability misdemeanor under the Federal Food, Drug and Cosmetic Act for causing an unapproved medical device to be introduced into interstate commerce in the United States. The device, a stent-graft manufactured in Argentina, was shipped to New Orleans in 1999 for use in an endovascular repair of a thoracic aortic aneurysm, or TAA, in a patient who was not a candidate for open surgical repair of the aneurysm. The strict liability misdemeanor does not require that a person act with knowledge or intent of wrongdoing. Dr. Dorros relied on the advice of counsel in believing that the device was exempt from regulation by the U.S. Food and Drug Administration. Dr. Dorros had been requested to perform the TAA repair in New Orleans by physicians there, and had received prior permission to do so by the hospital where the procedure was performed and by the hospital's Institutional Review Board. The TAA repair performed by Dr. Dorros was successful. Dr. Dorros was sentenced to two years probation, community service of medical services, a $5,025 fine, and paid a civil settlement. He was discharged from his probation by the Court in January 2006, seventeen months early.

Board of Directors

Our board of directors currently consists of seven members. Following this offering, the board of directors will be divided into three classes. Except as described below, each of the directors will serve for three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Immediately after the completion of this offering:

  •
  Messrs.                           and                           will be the Class I directors whose terms end in 2008, and will serve out their current terms in full and stand for election at the 2008 annual meeting for three-year terms ending in 2011;

  •
  Messrs.                           and                           will be the Class II directors whose terms end in 2009, and will serve out their current terms in full and stand for election at the 2009 annual meeting for three-year terms ending in 2012; and

  •
  Messrs.                           ,                           and                           will be the Class III directors whose terms end in 2010, and will serve out their current terms in full and stand for election at the 2010 annual meeting for three-year terms ending in 2013.

A majority of our directors are independent within the meaning of the Nasdaq Marketplace Rules. Specifically, our board of directors has determined that each of Messrs. Abramowitz, Cesarek, Dorros, Locher, Moran and Otremba is an independent director.

Each executive officer serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors and executive officers.

Each of Mr. Abramowitz and Mr. Cesarek has notified us that he intends to resign from our board of directors immediately prior to the completion of this offering. Messrs. Abramowitz and Mr. Cesarek were elected to our board as the designated representatives of the holders of certain series of our preferred stock, pursuant to agreements that will expire upon the completion of this offering. Our board of directors is actively recruiting qualified candidates to succeed Messrs. Abramowitz and Cesarek as members of our board of directors and as members of the board committees on which they serve. Our board of directors plans to formally elect successors for Mr. Abramowitz or Mr. Cesarek promptly after their resignations become effective and their board seats become vacant.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating committee, which are the only standing committees of the board of directors.

Audit committee.    The current members of our audit committee are John C. Moran who serves as Chairman, Kenneth S. Abramowitz and Timothy J. Cesarek, each of whom is an independent director. The board of directors has determined that Mr. Moran qualifies as an "audit committee financial expert," as defined by applicable rules of the Nasdaq Stock Market and the SEC. The audit committee assists our board of directors in its oversight of:

  •
  the integrity of our financial statements;

  •
  our compliance with legal and regulatory requirements;

  •
  the qualifications and independence of our independent registered public accounting firm; and

  •
  the performance of our independent registered public accounting firm.

The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, Ernst & Young LLP. The audit committee establishes and implements policies and procedures for the pre-approval of all audit services and all permissible non-audit services provided by our independent registered public accounting firm and reviews and approves any related party transactions entered into by us.

Compensation committee.    The current members of our compensation committee are Lon E. Otremba, who serves as Chairman, Gerald Dorros, M.D., and James R. Locher III, each of whom is an independent director. The compensation committee:

  •
  recommends to the board of directors the compensation and benefits of our executive officers;

  •
  reviews and makes recommendations to the board of directors regarding benefit plans and programs for employee compensation; and

  •
  administers our equity compensation plans.

Nominating committee.    The current members of our nominating committee are Mr.                           , who serves as Chairman, Mr.                           , and Mr.                           each of whom is an independent director. The nominating committee:

  •
  identifies individuals qualified to become board members; and

  •
  recommends to the board of directors nominations of persons to be elected to the board.

Compensation Committee Interlocks and Insider Participation

No member of our board of directors or our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

Prior to May 2007, our directors did not receive any cash compensation for their services as directors. Our non-employee directors were reimbursed, upon request, for travel and other out-of-pocket expenses incurred in connection with their attendance at meetings of the board and of committees on which they serve. Some of our directors received options to purchase shares of our common stock. These options were not granted regularly and they usually vested in equal installments over four years.

The following table provides compensation information for all our non-employee directors during 2006:

	Fees earned or paid in cash	Option Awards(1)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Kenneth S. Abramowitz	$—	$—	$—	$—	$—
Timothy J. Cesarek	—	—	—	—	—
Gerald Dorros, M.D.	—	—	—	—	—
James R. Locher III(2)	—	1,645	—	—	1,645
John C. Moran	—	—	—	—	—
Lon E. Otremba	—	—	—	—	—

(1)
Amounts shown do not reflect compensation actually received by the director. The amounts shown represent expense recognized in our 2006 consolidated financial statements in accordance with SFAS 123(R) for option awards granted in 2006, except that we have disregarded any estimate of future forfeitures related to service-based vesting conditions with respect to such option awards. There were no actual forfeitures of stock options by any director in 2006. The other assumptions used to calculate the expense amounts shown for stock options granted in 2006 are set forth in Note 2 to the consolidated financial statements included elsewhere in this prospectus. Key assumptions include: expected dividend yield: 0%; expected volatility: 65%; risk-free interest rate: 4.70%; expected life: 7 years.

(2)
The aggregate number of shares subject to outstanding option awards held by Mr. Locher and listed in the table above as of December 31, 2006 was 38,000. This option was granted on June 1, 2006 and 1/48th of the shares subject to this option award vest monthly over four years.

In May 2007, our board of directors adopted a compensation plan for non-employee directors. Each non-employee director will receive cash compensation at a rate of $20,000 per year, or a rate of $25,000 per year for the chairmen of our audit and compensation committees. In addition, non-employee directors will be paid $2,000 for each regularly scheduled board meeting that they attend in person or by teleconference and will be reimbursed, upon request, for travel and other out-of-pocket expenses incurred in connection with their attendance at board meetings. In addition, each non-employee director will receive an option to purchase 75,000 shares of our common stock promptly after the completion of this offering and on the date of each annual meeting of our stockholders following the completion of this offering provided that the non-employee director continues in office following the annual meeting. These options will vest in equal monthly installments over three years from the date of grant. All such options shall become fully vested in the event of a change of control of the company.

Code of Ethics

Our board of directors has adopted a code of ethics which establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors. The code of ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of ethics, employee misconduct, conflicts of interest or other violations. Our code of ethics is publicly available on our website at http://www.pmi2.com. Any waiver of our code of ethics with respect to our chief executive officer, chief financial officer, controller or persons performing similar functions may only be authorized by our audit committee and will be disclosed as required by applicable law.

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis discusses our policies and programs for compensating our executive officers, and the compensation awarded to, earned by or paid to our executive officers in 2006. It provides information regarding the objectives and policies we apply in making compensation decisions and is accompanied by tabular disclosure and additional explanations of historical compensation paid to our named executive officers.

Of the executive officers who served in 2006 and who are identified in our Summary Compensation Table, whom we refer to as our named executive officers, only Mr. Whitman remains employed by us. F. Patrick Holmes, our former chief operations officer, left the company in September 2006, and Thomas K. Grundman, our former chief financial officer, resigned in November 2006. We subsequently hired Alex T. Bourdon as chief operations officer in November 2006 and John P. Gandolfo as chief financial officer in January 2007. Messrs. Whitman, Bourdon and Gandolfo are currently our only executive officers.

Objectives of Our Compensation Policy

We operate in an extremely competitive and rapidly changing industry. Our compensation committee believes that the compensation programs for the executive officers should be designed to attract, motivate and retain talented executives responsible for our success and should be determined within a framework that is intended to reward individual contribution and strong financial performance by our company. Within this overall philosophy, the compensation committee's objectives are to:

  •
  offer a total compensation program that takes into consideration information available to us concerning the compensation practices of other companies with which we compete for executive talent;

  •
  provide annual cash incentive awards that are based on our overall financial performance as well as individual contributions; and

  •
  align the financial interests of executive officers with those of shareholders by providing significant long-term equity-based incentives.

Our compensation policy is designed to fairly reward our executives for their past efforts on our behalf and to encourage excellent performance in the future by affording them an opportunity to share in our success.

Our compensation committee also believes that the proportion of an individual's total compensation that is dependent on individual and company performance objectives should increase as that individual's business responsibilities increase.

Role of Our Compensation Committee and Role of Our Executive Officers in the Compensation Process

We established our compensation committee in October 2006. It is currently comprised of directors Gerald Dorros, M.D., James R. Locher III and Lon E. Otremba, who serves as the committee's chairman. Our board of directors has determined that each member of the compensation committee, as it will be comprised after the completion of this offering, is independent within the meaning of the listing standards of the Nasdaq Stock Market, LLC, the rules of the Securities and Exchange Commission and the relevant securities laws, and that each member is an "outside director" as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. Before we established our compensation committee, decisions regarding executive compensation were made by our full board of directors based upon recommendations by our chief executive officer.

In 2006, the compensation committee met four times and acted by written consent two times. It considered and adopted the general compensation policy discussed above and considered and approved, with modifications, management's recommendations with respect to year-end bonuses for 2006.

In the first quarter of 2007, the compensation committee negotiated and approved a new employment agreement for our chief executive officer, Mr. Whitman, and an employment agreement for our chief financial officer, Mr. Gandolfo. In April 2007, the compensation committee considered and recommended for adoption by our board of directors our 2007 Employee Stock Purchase Plan and 2007 Equity Incentive Plan. These two plans were approved by our board of directors and stockholders and will become effective immediately after the completion of this offering. In May 2007, the compensation committee considered and recommended for adoption by our board of directors the compensation policy for our non-employee directors described above.

We obtain industry compensation data from publicly available surveys, from interviews with new and departing employees, and from anecdotal evidence obtained from members of our board of directors. We have not engaged the services of any compensation consultant or engaged in any process of formal benchmarking of total compensation or any element of compensation of our executive officers.

The compensation committee has typically considered recommendations made by Mr. Whitman regarding the performance, qualifications and proposed compensation for each executive officer, including himself. Mr. Whitman's recommendations encompass base salary, cash incentive awards and stock options. In 2006, the compensation committee approved Mr. Whitman's recommendations for executive officer salaries, bonuses and equity incentive grants with only minor adjustments.

Elements of Compensation

Executive compensation consists of the following:

Base salary

Our compensation committee establishes base salaries for our named executive officers based on their responsibilities, experience and expected contribution to our business. The compensation committee and Mr. Whitman also take into account information available to us concerning the cash and equity compensation paid by similar companies with which we compete for executive talent. Our compensation committee reviews the base salaries of our executive officers annually taking into account each executive officer's effectiveness in achieving the corporate and personal goals set for the previous year, his or her expected contribution for the coming year and the competitive data. Base salaries are also evaluated relative to other components of our compensation program to ensure the executives' total compensation and mix of components is consistent with our compensation objectives and philosophies.

In 2006, we paid Mr. Whitman a base salary of $320,000. This was the same base salary that he received in 2005. In 2006, we paid Mr. Grundman, our former chief financial officer, a base salary of $195,577. Mr. Grundman was hired in February 2006 and he terminated his employment in November 2006. Mr. Holmes, our former chief operations officer, received a base salary of $200,000 in 2005 and 2006. In October 2006, we entered into an employment agreement with Mr. Bourdon and set his initial base salary at a rate of $250,000 per year.

In March 2007, we entered into an amended and restated employment agreement with Mr. Whitman that set his base salary at an annual rate of $365,000. This represents an increase of 14% above his base salary rate in 2006. The compensation committee increased Mr. Whitman's salary after extensive employment agreement negotiations between Mr. Whitman and the compensation committee between October 2006 and March 2007. In deciding whether to increase Mr. Whitman's base salary, the compensation committee considered the challenges of transforming PMI into a publicly held company and Mr. Whitman's expected contribution to our efforts to commercialize important new products currently under development.

In February 2007, we entered into an employment agreement with Mr. Gandolfo that set his base salary at $250,000. Among other factors relevant to the determination of his base salary, the compensation committee considered Mr. Whitman's recommendation, Mr. Gandolfo's experience as a chief financial officer of publicly held companies and the challenge of becoming chief financial officer at a time of intense activity in the development of our business.

The employment agreements with Messrs. Whitman, Bourdon and Gandolfo are discussed below in the section titled "—Employment Agreements."

Annual incentive bonus plan

Our annual incentive bonuses are intended to reward executives for assisting us to achieve our annual financial goals and for achieving individual performance objectives. These annual incentive bonuses are typically paid in cash within a few weeks after the end of each year. Financial goals for the company are determined by the board of directors at the beginning of each year and are subject to modifications by the board during the year. The individual annual performance objectives for Mr. Whitman are determined by the compensation committee after negotiations with Mr. Whitman. The annual performance objectives for Messrs. Bourdon and Gandolfo are determined by the compensation committee after considering recommendations from Mr. Whitman. Target bonuses, usually expressed as a percentage of base salary, are also determined at the beginning of each year. The target bonuses for Messrs. Bourdon and Gandolfo in 2007, determined as set forth in their employment contracts, are currently fixed at 35%. The target bonuses for Mr. Whitman are set forth in his amended and restated employment agreement but are not expressed as a percentage of base salary. The determinations as to whether we or the individual have achieved their respective goals, and the amounts of the annual incentive bonuses actually payable at the end of the year, are made by the compensation committee after considering recommendations from Mr. Whitman.

Actual 2006 bonus amounts are set forth in the Summary Compensation Table. We awarded Mr. Whitman a bonus of $75,000 in 2006 for the successful completion of a preferred stock financing that raised gross proceeds of $41.0 million. We also awarded him a bonus of $40,000 in March 2007 (at the time he executed his amended and restated employment agreement) for his performance in 2006, primarily relating to the commercialization and introduction of our new PLC 60 product and the development of prototypes of our next generation of products. Also, we awarded a $75,000 bonus to Mr. Grundman in 2006 for the successful completion of the preferred stock financing.

For more information regarding incentive bonuses potentially payable to Mr. Whitman in 2007, see "—Employment Agreements."

Long-term equity incentive program

To date, all of the long-term equity incentives granted to named executive officers have been in the form of non-statutory options to purchase common stock, which we believe provide an effective incentive with respect to future performance and an effective retention mechanism as a result of the applicable vesting mechanics of the awards.

Historically, stock options have been granted by the entire board of directors. Under our current compensation policy, the board considers recommendations from our compensation committee, which considers recommendations from Mr. Whitman. In determining the number of shares to be included in each option, the compensation committee considers the executive's responsibilities, expected future contribution to our operating results and equity compensation paid by other companies to similarly situated executive officers. The exercise prices of our stock option grants are set at or above the fair market value of a share of our stock at the time of the grant. Fair market values prior to 2006 have been estimated by the board of directors. During 2007, we retained an independent appraisal firm to provide its opinion as to the fair market value of our common stock for periods throughout 2006 and April 2007, using valuation methodologies consistent with the requirements of Section 409A of the Internal Revenue Code, and the AICPA Technical Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation. The compensation committee placed substantial reliance on that opinion.

After the completion of this offering, the board of directors intends to grant options for new hires at regularly scheduled board meetings and grant additional options, if any, to current employees once per year in connection with their annual performance evaluations, generally in January.

In 2006, our board of directors granted our executive officers equity awards in the form of non-statutory options to purchase common stock. In February 2006, the board granted Mr. Grundman a non-statutory option to purchase 1,000,000 shares of our common stock, at an exercise price of $0.40 per share, in connection with the execution of his employment agreement. Only 249,940 shares vested prior to the termination of his employment in November 2006. In June 2006, the board granted Mr. Whitman a non-statutory option to purchase an aggregate of 1,862,000 shares of our common stock at an exercise price of $0.64 per share, subject to vesting in equal monthly installments over four years. In determining the size of this award, the board considered Mr. Whitman's past and expected future performance and his roles as chief executive officer, founder and inventor, and took into account the dilutive effect of previous financings on his equity holdings. In October 2006, the board granted Mr. Bourdon a non-statutory option to purchase 2,410,000 shares of our common stock, at an exercise price of $0.64 per share, in connection with the execution of his employment agreement.

In April 2007, our board of directors granted Mr. Whitman a non-statutory option to purchase 6,081,085 shares of our common stock at an exercise price of $0.64 per share, in connection with the execution of his amended and restated employment agreement. This option is performance-based and will vest only upon the achievement of corporate performance targets beginning in 2007. Specifically, 25% of the shares will vest upon the completion of this offering, 25% will vest upon the successful launch of the M60 product, 40% will vest upon achievement of an annual revenue target for 2007, and the remaining 10% will vest upon achievement of a net income (loss) target for 2007. Additionally, all of the shares would vest upon a change in control of the company, as defined in Mr. Whitman's employment agreement.

In April 2007, our board of directors granted Mr. Gandolfo a non-statutory option to purchase 1,830,697 shares of our common stock, at an exercise price of $0.64 per share, in connection with the execution of his amended and restated employment agreement.

In April 2007, our board of directors and stockholders approved our 2007 Equity Incentive Plan and our 2007 Employee Stock Purchase Plan. These plans are described in the section titled "—Stock Incentive Plans" and will become effective immediately after the completion of this offering.

Severance and change of control benefits

Each of our executive officers is entitled to receive severance benefits upon certain qualifying terminations of employment based on an applicable provision in such executive's employment agreement. These severance arrangements are intended to assist us in attracting and retaining qualified executives and provide for continuity of management in connection with a threatened or actual change in control transaction.

In 2006, we paid F. Patrick Holmes, our former chief operating officer, $50,000 in severance payments in connection with the termination of his employment in September 2006. In April 2007, Thomas K. Grundman, our former chief financial officer, demanded a severance payment of $112,500 plus amounts for unused vacation time in connection with the termination of his employment in November 2006. We believe that Mr. Grundman's claims for severance are without merit.

Under Mr. Whitman's amended and restated employment agreement, if we terminate his employment without Cause (as defined in his employment agreement) or he terminates his employment due to a breach by us, then he would be entitled to receive his base salary and benefits until December 31, 2008, all shares purchasable under any option granted in 2007 or 2008, would become vested and he would be entitled to receive any guaranteed bonus (not performance-based). If we do not extend Mr. Whitman's employment agreement beyond 2008, then we will be required to pay him a severance payment equal to 150% of his base salary as of December 31, 2008. In the event of a Change of Control (as defined in his employment agreement), we will be required to pay Mr. Whitman a severance payment equal to 150% of his base salary as of the closing of such transaction and all of the shares purchasable under his outstanding stock options will become vested.

Under Mr. Bourdon's employment agreement, if we terminate his employment without Cause (as defined in his employment agreement) then he will be entitled to receive his base salary for six months after the date of termination. Also, if a Change of Control (as defined in his employment agreement) occurs prior to the first anniversary of the date of grant of Mr. Bourdon's October 2006 stock option, then 50% of the shares purchasable under such option will become vested, and if a Change of Control occurs after the first anniversary of the date of grant of such stock option then all of the shares purchasable under such stock option will become vested.

Under Mr. Gandolfo's employment agreement, if we terminate his employment without Cause prior to a Change of Control (each as defined in his employment agreement), he will be entitled to receive his base salary for six months after the date of termination. If we terminate his employment without Cause after a Change of Control, he will be entitled to receive his base salary for one year after the date of termination. Also, if a Change of Control occurs prior to the first anniversary of the date of Mr. Gandolfo's employment agreement, then 50% of the shares purchasable under his April 2007 stock option will become vested, and if a Change of Control occurs after the first anniversary of the date of his employment agreement, then all of the shares purchasable under his April 2007 stock option will become vested.

Perquisites and other compensation

We also provide other benefits to certain of our executive officers that are not tied to any formal individual or company performance criteria and are intended to be part of a competitive overall compensation program. For 2006, these benefits included payment of term life insurance premiums, certain automobile and cell phone expenses, payment of premiums for disability insurance, and in the case of Mr. Whitman, we compensate Mr. Whitman up to $10,000 annually to cover income taxes owed in connection with the previously mentioned perquisites. See "—Summary Compensation Table."

Employment Agreements

Michael P. Whitman.    On March 23, 2007 we entered into a second amended and restated employment agreement with Michael P. Whitman, pursuant to which he has agreed to serve as our chief executive officer through December 31, 2008. The agreement provides for a minimum base salary of $365,000 for 2007 and $385,000 for 2008. Pursuant to this employment agreement, Mr. Whitman is eligible to receive cash bonuses based upon the achievement of certain company performance objectives that were approved by our compensation committee, including the consummation of a qualified public offering of our common stock in 2007, achievement of revenue, net income (loss) and gross margin targets for 2007, and successful market launch of our new M60 product in 2007. This offering, if completed, would constitute a qualified public offering for purposes of the agreement and would entitle Mr. Whitman to a bonus of approximately $73,000. In the aggregate, the agreement provides for potential cash bonuses in 2007 of approximately $550,000 if we achieve all of the performance targets as described therein. Mr. Whitman will also be eligible for cash bonuses in 2008 equal to an amount not less than 115% of his base salary in 2008. The 2008 cash bonuses will be paid based on performance targets to be set by our compensation committee and board of directors before the end of 2007. In addition, in connection with Mr. Whitman's employment agreement, we have granted to him a non-qualified option to purchase 6,081,085 shares of our common stock at an exercise price per share equal to $0.64. The option will vest upon the achievement of certain company performance objectives that were approved by the compensation committee. Specifically, the option will vest 25% in the event we consummate a qualified public offering of our common stock in 2007, 25% upon the successful launch of our new M60 product in 2007, up to 40% for the achievement of a revenue target for 2007 and up to 10% for the achievement of a gross margin target for 2007.

We believe that the financial performance targets we established for Mr. Whitman's incentive bonus and performance-based stock options specified in his amended and restated employment agreement are realistically attainable if we achieve our internal operating plan for 2007.

Under Mr. Whitman's amended and restated employment agreement, if we terminate his employment without Cause (as defined in his employment agreement) or he terminates his employment due to a breach by the company, then he would be entitled to receive his base salary and benefits until December 31, 2008, all shares purchasable under any option granted in 2007 or 2008, as the case may be, shall become vested, and he would be entitled to receive any guaranteed bonus (not performance-based). If we do not extend Mr. Whitman's employment agreement beyond 2008, then we will be required to pay him a severance payment equal to 150% of his base salary as of December 31, 2008. In the event of a Change of Control (as defined in his employment agreement), we will be required to pay Mr. Whitman a severance payment equal to 150% of his base salary as of the closing of such transaction and all of the shares purchasable under his outstanding stock options will become vested.

John P. Gandolfo.    We have entered into an employment agreement dated January 5, 2007, with John P. Gandolfo, pursuant to which he has agreed to serve as our chief financial officer, effective January 5, 2007 through December 31, 2009. The agreement provides for an initial base salary of $250,000, which will be reviewed annually by our chief executive officer and can be increased at the beginning of each calendar year. He is eligible to receive an annual bonus with a target bonus of 35% of base salary, based upon the achievement of certain company and individual performance objectives approved by our chief executive officer and the compensation committee of our board of directors. In addition, we have granted to Mr. Gandolfo a non-qualified option to purchase

1,830,697 shares of our common stock at an exercise price per share at or above the fair market value of our common stock on the date of grant. The option will vest 25% of the shares on the first anniversary of the date of employment and the remainder of the shares will vest in equal monthly portions over the following 36 months for a total four year vesting period. If we terminate Mr. Gandolfo without Cause after a Change of Control (as each is defined in his employment agreement), he will be entitled to receive his base salary for one year after the date of termination. Also, if a Change of Control occurs prior to the first anniversary of the date of Mr. Gandolfo's employment agreement, then 50% of the shares purchasable under his April 2007 stock option will become vested, and if a Change of Control occurs after the first anniversary of the date of his employment agreement then all of the shares purchasable under his April 2007 stock option will become vested. Under the employment agreement, Mr. Gandolfo is subject to customary non-solicitation, non-competition and confidentiality covenants.

Alex T. Bourdon.    We have entered into an employment agreement dated October 27, 2006, with Alex T. Bourdon, pursuant to which he has agreed to serve as our chief operations officer, effective November 13, 2006 through December 31, 2009. The agreement provides for an initial base salary of $250,000, which will be reviewed annually by our chief executive officer and can be increased at the beginning of each calendar year. He is eligible to receive an annual bonus with a target bonus of 35% of base salary and a maximum of 100% of base salary, based upon the achievement of certain company and individual performance objectives approved by our chief executive officer and the compensation committee of our board of directors. In addition we have granted to Mr. Bourdon a non-qualified option to purchase 2,410,000 shares of our common stock at an exercise price per share equal to $0.64. The option will vest in 25% of the shares on the first anniversary of the date of grant and the remainder of the shares will vest in equal monthly portions over the following 36 months for a total four year vesting period. If we terminate Mr. Bourdon without Cause (as defined in his employment agreement) then he will be entitled to receive his base salary for six months after the date of termination. Also, if a Change of Control (as defined in his employment agreement) occurs prior to the first anniversary of the date of grant of Mr. Bourdon's October 2006 stock option, then 50% of the shares purchasable under such option will become vested, and if a Change of Control occurs after the first anniversary of the date of grant of such stock option then all of the shares purchasable under such stock option will become vested. Under the agreement, Mr. Bourdon is subject to customary non-solicitation, non-competition and confidentiality covenants.

Equity Incentive Plans

We currently have three equity incentive plans under which awards may be granted, as follows:

2007 Employee Stock Purchase Plan

Our board of directors adopted our 2007 Employee Stock Purchase Plan in April 2007 and our stockholders approved it in May 2007. The stock purchase plan will become effective immediately after the completion of this offering. A maximum of 1,200,000 shares of common stock are issuable under our stock purchase plan.

All of our employees who customarily work at least 20 hours per week and five months per year and who have completed 12 months of employment are eligible to participate in the stock purchase plan. Employees who own stock and hold outstanding options to purchase stock representing 5% or more of the total combined voting power or value of all classes of our stock are not eligible to participate in the stock purchase plan.

At the commencement of each designated payroll deduction period, or offering period, an eligible employee may authorize us to deduct between 1% and 5%, in increments of 1%, of his or her base pay. On the last business day of the offering period, we will deem the employee to have exercised the option, at the exercise option price, to the extent of accumulated payroll deductions. The purchase price will be 85% of the closing market price of our common stock on the last day of the offering period, or the next trading day if the last day of the offerind period is not a trading day. No employee is allowed to buy shares of common stock worth more than $25,000, based on the fair market value of the common stock on the first day of the offering period, in any calendar year under the plan. The stock purchase plan is administered by the compensation committee of the board of directors.

2007 Equity Incentive Plan

Our board of directors adopted our 2007 Equity Incentive Plan in April 2007 and our stockholders approved it in May 2007. The 2007 stock plan will become effective immediately after the completion of this offering.

The 2007 stock plan authorizes the issuance of awards for shares of our common stock to eligible individuals. The maximum number of shares initially authorized for issuance under our 2007 stock plan will be equal to the number of shares available for grant under our 2004 Stock Incentive Plan (discussed below) as of immediately prior to the completion of this offering. This maximum number as of April 30, 2007 is approximately 10.4 million shares. As of the date hereof, there are no options to purchase common stock outstanding under the 2007 stock plan.

The 2007 stock plan will be administered by the compensation committee of the board of directors. The compensation committee will select the individuals to whom awards will be granted and determine the exercise price and other terms of each award, subject to the provisions of the 2007 stock plan. The compensation committee will likely consider the recommendations of Mr. Whitman before making awards under the 2007 stock plan.

The 2007 stock plan authorizes the grant of options to purchase common stock intended to qualify as incentive stock options, as defined in Section 422 of the Internal Revenue Code, and non-statutory stock options.

Our officers, directors, employees, consultants and advisors are eligible to receive awards under the 2007 stock plan. No participant may receive awards for over 10,000,000 shares of common stock in any calendar year.

Incentive options may be granted under the 2007 stock plan to our employees and employees of our affiliates within the meaning of the Internal Revenue Code, including our officers and directors as well as officers and directors of our affiliates who are also employees. The exercise price of incentive options granted under the 2007 stock plan must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive options granted to an optionee who owns stock possessing more than 10% of the voting power of our outstanding capital stock must be at least equal to 110% of the fair market value of the common stock on the date of grant. This type of optionee must exercise his or her option within five years from the date of grant.

Under the terms of the 2007 stock plan, we may grant non-statutory options to our officers and other employees, our directors, and other individuals providing services to us.

The 2007 stock plan provides that, upon a change of control of our company:

  •
  each holder of an outstanding option, restricted stock award, performance share award or stock appreciation right shall be entitled, upon exercise of such option, to receive, in lieu of shares of our common stock, shares of such award or other securities, cash or property as the holders of our common stock received in connection with the change of control;

  •
  the compensation committee may accelerate the time for exercise of all unexercised and unexpired options, restricted stock awards, performance share awards and stock appreciation rights; or

  •
  all outstanding options, restricted stock awards, performance share awards and stock appreciation rights may be cancelled by the compensation committee as of the effective date of any such transaction, provided that notice of such cancellation shall be given to each holder of an award and that each holder of an award shall have the right to exercise such award to the extent that the same is then exercisable or, if the compensation committee shall have accelerated the time for exercise of all unexercised and unexpired options, restricted stock awards, performance share awards and stock appreciation rights, in full, during the 30-day period preceding the effective date of such a transaction.

For these purposes, a change of control means the occurrence of any of the following:

  •
  any person becomes a beneficial owner of our securities representing 50% of the combined voting power of our then outstanding securities;

  •
  we engage in a merger or consolidation under circumstances in which our stockholders immediately prior to such merger or consolidation do not own after such merger or consolidation shares representing at least 50% of the voting power of our company or the surviving or resulting corporation, as the case may be; or

  •
  we approve a complete liquidation of, sell or otherwise dispose of, all or substantially all of our assets.

2004 Stock Incentive Plan

In September of 2004, we established our 2004 Stock Incentive Plan which provides for the granting of restricted stock and of options which are intended to qualify either as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or as options which are not intended to meet the requirements of such section. Options to purchase shares may be granted to persons who, in the case of incentive stock options, are our employees or, in the case of non-statutory stock options, are our employees, non-employee directors or consultants. Once our 2007 Stock Incentive Plan becomes effective, we will no longer grant any new awards under our 2004 Stock Incentive Plan.

The exercise price of all incentive stock options granted under our 2004 Stock Incentive Plan must be at least equal to the fair market value of such shares on the date of the grant or, in the case of incentive stock options granted to the holder of more than 10% of our common stock, at least 110% of the fair market value of such shares on the date of the grant. The maximum exercise period for which incentive stock options may be granted is ten years from the date of grant (five years in the case of an individual owning more than 10% of our common stock). The aggregate fair market value (determined at the date of the option grant) of shares with respect to which incentive stock options are exercisable for the first time by the holder of the option during any calendar year shall not exceed $100,000. As of the date of this prospectus, no incentive stock options have been granted by us. The exercise price of all non-statutory stock options granted under our 2004 Stock Incentive Plan is set by our board of directors at the time of grant.

Generally, options granted under our 2004 Stock Incentive Plan vest over four years from the date of grant and expire ten years after the date granted. Options also terminate three months after the date on which employment is terminated, other than by reason of death or disability and one year from the date of termination due to death or disability, but in any event not later than the scheduled termination date.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code. The plan provides that each participant may contribute up to 15% of his or her pre-tax compensation, up to the statutory limit, which is $15,500 for calendar year 2007. Participants that are 50 years or older can also make catch-up contributions, which in calendar year 2007 may be up to an additional $5,000 above the statutory limit. Under the 401(k) plan, each participant is fully vested in his or her deferred salary contributions, including any matching contributions by us, when contributed. Participant contributions are held and invested by the plan's trustee. The plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. In 2006, we did not match participant contributions.

Compensation of Our Executive Officers

Summary Compensation Table

The following table provides information regarding the compensation earned during the year ended December 31, 2006 by our chief executive officer and each other executive officer who served during 2006 and whose total compensation exceeded $100,000 for the year ended December 31, 2006. We refer to these officers as our named executive officers elsewhere in this prospectus.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards(1)	All Other Compensation ($)	Total ($)
Michael P. Whitman President, Chief Executive Officer and Chairman	2006	$320,000	$115,000	$80,626	$37,216(2)	$552,842
Thomas K. Grundman(3) Chief Financial Officer	2006	195,577	75,000	44,339	10,155(4)	325,071
F. Patrick Holmes(5) Chief Operations Officer	2006	138,462	—	—	50,000(6)	188,462

(1)
Amounts shown do not reflect compensation actually received by the named executive officer. The amounts shown represent expense recognized in our 2006 consolidated financial statements in accordance with SFAS 123(R), except that we have disregarded any estimate of future forfeitures related to service-based vesting conditions with respect to such option awards. Forfeitures of stock options by named executive officers in 2006 were as follows: unvested options to purchase 750,060 shares were forfeited by Mr. Grundman upon termination of employment on November 20, 2006, and unvested options to purchase 1,227,947 shares were forfeited by Mr. Holmes upon termination of employment on September 1, 2006. The other assumptions used to calculate the expense amounts shown for stock options granted in 2006 are set forth in Note 2 to the consolidated financial statements included elsewhere in this prospectus. Key assumptions include: expected dividend yield: 0%; expected volatility: 65%; risk-free interest rate: 4.70%; expected life: 7 years.

(2)
Consists of premiums paid for life insurance in the amount of $3,325, an automobile allowance and cell phone allowance in the amount of $18,000, and amounts paid to Mr. Whitman to cover income taxes owed for these benefits in the amount of $15,891.

(3)
Mr. Grundman served as our chief financial officer until November 20, 2006.

(4)
Amount represents automobile allowance.

(5)
Mr. Holmes served as our chief operations officer until September 1, 2006.

(6)
Amount represents severance paid to Mr. Holmes in 2006 pursuant to his employment agreement.

Grants of Plan-Based Awards

The following table sets forth information regarding all plan-based awards to our named executive officers during 2006. The table does not include cash bonuses paid or payable pursuant to our annual incentive bonus plan for 2006, which are disclosed in the Summary Compensation Table above.

Name and Principal Position	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(1)	Grant Date Fair Value of Stock Option Awards(2)
Michael P. Whitman(3) President, Chief Executive Officer and Chairman	6/1/2006	1,862,000	$0.64	$558,600
Thomas K. Grundman Chief Financial Officer	2/1/2006	1,000,000	0.40	180,000
F. Patrick Holmes Chief Operations Officer	—	—	—	—

(1)
The exercise price of each option was not less than the per share fair market value of our common stock, as determined in good faith by our board of directors on the grant date.

(2)
Amount reflects the total fair value of stock options awarded in 2006, calculated in accordance with SFAS No. 123(R).

(3)
Does not include a performance-based stock option granted to Mr. Whitman by the board of directors on April 18, 2007 to purchase 6,081,085 shares of our common stock at an exercise price equal to $0.64 per share. See "—Employment Agreements."

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding all outstanding equity awards held by our named executive officers at December 31, 2006.

Option Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Michael P. Whitman(1) President, Chief Executive Officer and Chairman	3,374,000 50,000 525,110 433,175 232,746	— 25,000 525,110 1,299,527 1,629,254	0.28 0.40 0.40 0.40 0.64	10/15/2013 2/1/2015 6/1/2015 12/1/2015 6/1/2016
Thomas K. Grundman(2) Chief Financial Officer	249,940	—	0.40	2/18/2007
F. Patrick Holmes(3) Chief Operations Officer	—	—	—	—

(1)
Does not include a performance-based stock option granted to Mr. Whitman by the board of directors on April 18, 2007 to purchase 6,081,085 shares of our common stock at an exercise price equal to $0.64 per share. See "—Employment Agreements."

(2)
Mr. Grundman served as our chief financial officer until November 20, 2006. All unexercised options expired ninety days after Mr. Grundman's last day of employment.

(3)
Mr. Holmes served as our chief operations officer until September 1, 2006. All unexercised options expired ninety days after Mr. Holmes' last day of employment.

Option Exercises and Stock Vested for 2006

Our named executive officers did not exercise any stock options or hold any restricted stock, restricted stock unit or other similar equity-based award, during the year ended December 31, 2006.

Pension Benefits for 2006

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the year ended December 31, 2006.

Nonqualified Deferred Compensation for 2006

Our named executive officers did not earn any nonqualified deferred compensation from us during the year ended December 31, 2006.

Principal Stockholders

The following table sets forth certain information with respect to beneficial ownership of our common stock, as of April 30, 2007, and as adjusted to reflect the sale of common stock in this offering, by:

  •
  each beneficial owner of 5% or more of the outstanding shares of our common stock;

  •
  each of our named executive officers and other executive officers;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  each of the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of April 30, 2007 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is c/o Power Medical Interventions, Inc., 2021 Cabot Boulevard, Langhorne, Pennsylvania 19047.

Each stockholder's percentage ownership before the offering is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and is based on 60,147,476 shares of our common stock outstanding as of April 30, 2007, plus 141,978,494 shares of common stock into which our outstanding preferred stock will convert upon completion of this offering. Each stockholder's percentage ownership after the offering assumes the issuance of the                          shares of our common stock offered hereby. Based on an assumed initial public offering price of $                        , our outstanding convertible notes are convertible in accordance with their terms into an aggregate of                          shares of our common stock. The table below assumes no conversion of these notes, and no exercise of stock options and warrants outstanding at April 30, 2007 to purchase an aggregate of approximately 46,037,918 shares of our common stock. We have granted the underwriters an option to purchase up to                          additional shares of our common stock to cover over-allotments, if any, and the table below assumes no exercise of that option. Amounts under the heading "Right to Acquire" represent shares that may be acquired upon exercise of stock options or warrants exercisable within 60 days of the date of the table.

	Beneficial Ownership Prior to the Offering			Percentage of Shares Outstanding
Name and Address of Beneficial Owner	Shares Outstanding	Right to Acquire	Total	Before the Offering	After the Offering
Gerald Dorros, M.D.(1)	32,618,579	5,683,779	38,302,358	18.4%
Boston Scientific Corporation	35,281,842	143,021	35,424,863	17.5%
Entities affiliated with NGN Capital LLC	18,417,433	50,000	18,467,433	9.1%
Kenneth S. Abramowitz(2)	18,417,433	50,000	18,467,433	9.1%
Koch Genesis LLC(3)	11,441,648	1,421,196	12,862,844	6.3%
Timothy J. Cesarek(4)	11,441,648	1,421,196	12,862,844	6.3%
Michael P. Whitman(5)	4,050,000	5,208,143	9,258,143	4.5%
John C. Moran(6)	543,995	205,406	749,401	*
James R. Locher III	75,000	221,999	296,999	*
Alex T. Bourdon	—	—	—	*
John P. Gandolfo	—	—	—	*
Thomas K. Grundman	—	—	—	*
F. Patrick Holmes	—	—	—	*
Lon E. Otremba	—	—	—	*
All current directors and executive officers as a group (9 persons)	67,146,655	12,790,523	79,937,178	37.1%

*
Less than 1.0%

(1)
Includes securities owned by the Gerald and Myra S. Dorros Revocable Trust and the Gerald and Myra S. Dorros Irrevocable Trust.

(2)
Includes shares held by affiliates of NGN Capital LLC. Mr. Abramowitz is a managing general partner of NGN Capital LLC.

(3)
Includes stock options held by Timothy J. Cesarek. Mr. Cesarek is the president of Koch Genesis LLC.

(4)
Includes shares held by Koch Genesis LLC. Mr. Cesarek is the president of Koch Genesis LLC. Mr. Cesarek disclaims beneficial ownership of the securities held by Koch Genesis LLC.

(5)
Does not include a performance-based stock option granted to Mr. Whitman on April 18, 2007 to purchase 6,081,085 shares of our common stock.

(6)
Includes shares held by Robin Hood Ventures 10, L.P. and Robin Hood Ventures 10A, LP. Mr. Moran is a limited partner of both Robin Hood Ventures 10, L.P. and Robin Hood Ventures 10A, LP. Mr. Moran disclaims beneficial ownership of the securities held by Robin Hood Ventures 10, LP and Robin Hood Ventures 10A, L.P.

Certain Relationships and Related Party Transactions

Policies and Procedures for Related Party Transactions

We submit all transactions involving a commitment greater than a stated amount, which currently is $500,000, that we contemplate entering into, including related person transactions, to the board of directors for approval. In addition, our audit committee is responsible for reviewing and approving all transactions between us and any related person which are of a character that would require disclosure under Item 404 of Regulation S-K. Each of the related party transactions listed below that were submitted to our board was approved by a disinterested majority of our board of directors after full disclosure of the interest of the related party in the transaction.

Transactions with Gerald Dorros, M.D.

Gerald Dorros, M.D. is a co-founder and director of PMI and our largest stockholder, owning beneficially approximately 18.4% of our outstanding common stock. We have entered into the following transactions with Dr. Dorros.

Purchase of convertible notes.    On March 30, 2007, the Gerald and Myra S. Dorros Revocable Trust, an entity controlled by Dr. Dorros, purchased $1.0 million of our convertible notes. For more information concerning the terms of these notes see "Description of Capital Stock 7% Convertible Senior Secured Promissory Notes Due 2010."

Amendments to common stock purchase warrants.    On February 26, 2007, our board of directors agreed to amend the terms of outstanding warrants to purchase an aggregate of 7,237,415 shares of our common stock held by Dr. Dorros and members of his family. The amendments extend the term of the warrants so that rights to purchase shares will expire as follows: 10% in May 2007, 22.5% in May 2008, 22.5% in May 2009, 22.5% in May 2010 and 22.5% in May 2011. In exchange for our agreement to amend the terms of the warrants, Dr. Dorros agreed to purchase a minimum of $1.0 million of our convertible notes.

Bridge financing.    On March 30, 2006, we issued a convertible subordinated promissory note to the Gerald and Myra S. Dorros Revocable Trust. The note allowed us to borrow up to a maximum of $5.0 million in three separate draws, at an annual rate of interest of 8%. On June 1, 2006, we entered into an amendment to the note which allowed us to borrow an additional $1.0 million and increased the rate at which the note would convert into equity of the Company. On June 26, 2006, as part of the initial closing of our Series D convertible preferred stock financing, the aggregate outstanding balance owed on this note of $6,070,795 was converted into 7,494,808 shares of our Series D convertible preferred stock. In addition, pursuant to the terms of the note, we issued to the Gerald and Myra S. Dorros Revocable Trust a warrant to purchase 382,263 shares of our common stock. The exercise price of the warrant is $0.7848 per share.

Warrant exercise program.    In May 2005, in order to raise additional capital, we agreed to temporarily lower the exercise price of certain of our outstanding common stock purchase warrants. Dr. Dorros purchased an aggregate of 1,356,852 shares at an exercise price of $0.74 per share.

Guarantee agreement with Brown Brothers Harriman & Company.    On May 22, 2002, Dr. Dorros entered in a guarantee agreement with Brown Brothers Harriman & Company to secure a $15.0 million revolving line of credit made available to us. In exchange for Dr. Dorros' agreement to guarantee our debt to Brown Brothers, we issued Dr. Dorros a common stock purchase warrant for the right to purchase 3,750,000 shares of our common stock at an exercise price of $2.00 per share. In addition, we agreed to reimburse Dr. Dorros for any amounts paid to Brown Brothers on our behalf and granted to Dr. Dorros a security interest in all of our intellectual property. In September 2004, we paid all outstanding balances owed to Brown Brothers, canceled the line of credit and correspondingly terminated both Dr. Dorros' guarantee agreement and his security interest in our intellectual property.

Distribution agreement with Boston Scientific Corporation

On February 28, 2005, the Company entered into a distribution agreement with Boston Scientific Corporation, our second largest stockholder, which beneficially owns approximately 17.5% of our outstanding common stock. Pursuant to this distribution agreement, we granted Boston Scientific Corporation exclusive rights to distribute our products in Japan. Boston Scientific Corporation paid us approximately $680,000 in 2005 and $18,000 in 2006, primarily related to product sales, pursuant to this agreement. This distribution agreement was terminated in March 2007.

Employment agreements

We have entered into employment agreements with each of our executive officers and each of these agreements provide for the issuance of stock options and severance and change of control benefits. For more information regarding these agreements, see "Management—Compensation Discussion and Analysis."

Recent sales of preferred stock

Some of our directors and stockholders beneficially owning more than 5% of our common stock have participated in transactions in which they purchased shares of our preferred stock. We believe that we sold these shares at their fair market value and that the terms of these transactions were no less favorable than we could have obtained from unaffiliated third parties. During the period from August 2003 through April 2004, we issued and sold an aggregate of 22,668,764 shares of our Series A convertible preferred stock at a per share price of $0.6992 for aggregate consideration of approximately $15.9 million. In September 2004, we issued and sold an aggregate of 47,489,822 shares of our Series B convertible preferred stock at a per share price of $0.737 for aggregate consideration of $35.0 million. In October 2005, we issued and sold an aggregate of 21,223,750 shares of our Series C preferred stock at a per share price of $0.7848 for aggregate consideration of $16.6 million. In June and August of 2006, we issued and sold an aggregate of 50,596,158 shares of our Series D convertible preferred stock at a per share price of $0.81 for aggregate consideration of $41.0 million.

Upon completion of this offering, these shares of preferred stock will automatically convert into shares of common stock. Listed below are the directors and 5% stockholders who participated in the transactions described above.

Purchaser	Series A Convertible Preferred Stock(1)	Series B Convertible Preferred Stock(1)	Series C Convertible Preferred Stock(1)	Series D Convertible Preferred Stock(1)	Aggregate Consideration Paid
Directors
Kenneth S. Abramowitz(2)	—	9,497,964	8,919,469	—	$14,000,002
Timothy J. Cesarek(3)(4)	11,441,648	—	—	—	8,000,000
Gerald Dorros, M.D.(4)(5)(6)	3,575,515	4,477,612	5,096,839	7,494,808	15,870,796
John C. Moran(4)(7)	286,041	—	—	—	200,000
5% Stockholders
Boston Scientific Corporation(4)	2,717,392	32,564,450	—	—	25,900,000
NGN Capital LLC(8)	—	9,497,964	8,919,469	—	14,000,002
Koch Genesis, LLC(4)	11,441,648	—	—	—	8,000,000

(1)
Share numbers above are not adjusted to reflect the conversion of our preferred stock to common stock, or our reverse stock split.

(2)
Shares represented were purchased by affiliate entities of NGN Capital LLC. Mr. Abramowitz is a managing partner of NGN Capital LLC.

(3)
Shares represented were purchased by Koch Genesis, LLC. Mr. Cesarek is the president of Koch Genesis, LLC. Mr. Cesarek disclaims beneficial ownership of shares of our capital stock owned by Koch Genesis, LLC.

(4)
Purchasers of our Series A convertible preferred stock received a common stock purchase warrant with an exercise price of $0.6992 per share and representing the right to purchase that number of shares of our common stock equal to       % of the number of shares of Series A convertible preferred stock purchased by such investor.

(5)
Shares represented were purchased by affiliate entities of Dr. Dorros

(6)
In connection with the purchase of shares of our Series D convertible preferred stock, Dr. Dorros received a common stock purchase warrant with an exercise price of $0.81 per share and representing the right to purchase 1,498,961 shares of our common stock.

(7)
Shares represented were purchased by Robin Hood Ventures 10A, L.P. Mr. Moran is a limited partner of Robin Hood Ventures 10A, L.P. Mr. Moran disclaims beneficial ownership of the shares of our capital stock owned by Robin Hood Ventures 10A, L.P.

(8)
Includes shares purchased by affiliate entities of NGN Capital LLC.

Investor Rights Agreement and Voting Agreement

We have entered into an investor rights agreement with the purchasers of our outstanding preferred stock and certain holders of our outstanding common stock, including our chief executive officer, Michael P. Whitman, and entities with which certain of our directors are affiliated. Pursuant to this investor rights agreement, as of December 31, 2006, the holders of approximately 198 million shares of our common stock, including the shares of common stock issuable upon the automatic conversion of our preferred stock and exercise of outstanding warrants, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see "Description of Capital Stock—Registration Rights."

Until the closing of this offering, the election of the members of our board of directors will be governed by a voting agreement that we entered into with certain holders of our common stock and holders of our preferred stock and related provisions of our amended and restated certificate of incorporation. The holders of a majority of our common stock have designated Michael P. Whitman and Gerald Dorros, M.D. for election to our board of directors. The holders of a majority of our Series A preferred stock have designated Timothy J. Cesarek for election to our board of directors. The holders of a majority of our Series B preferred stock have designated John C. Moran for election to our board of directors. NGN Capital LLC, the largest holder of our Series C preferred stock, designated Kenneth S. Abramowitz for election to our board of directors. The holders of a majority of our Series D preferred stock have designated Lon E. Otremba for election to our board of directors. The holders of a majority of our common stock and preferred stock, voting together as a single class, have designated James R. Locher III for election to our board of directors. Upon the closing of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Description of Capital Stock

The following section contains a description of our common stock and other securities that we have issued from time to time. Our authorized capital stock immediately prior to this offering consists of 316,000,000 shares of common stock, $0.001 par value per share, and 144,049,147 shares of preferred stock, $0.001 par value per share. As of April 30, 2007, we had 60,147,476 shares of common stock issued and outstanding, 141,978,494 shares of preferred stock issued and outstanding and 46,037,918 shares of common stock potentially issuable pursuant to outstanding stock options and warrants. Also outstanding as of April 30, 2007 were our convertible notes, which are convertible into approximately                          shares of our common stock based on an assumed conversion price of $                    .

Common Stock

Voting rights.    Holders of our common stock are entitled to one vote per share held of record on all matters to be voted upon by our stockholders. Our common stock does not have cumulative voting rights.

Dividends.    Subject to preferences that may be applicable to the holders of any outstanding shares of our preferred stock, the holders of our common stock are entitled to receive such lawful dividends as may be declared by our board of directors.

Liquidation and dissolution.    In the event of our liquidation, dissolution or winding up, and subject to the rights of the holders of any outstanding shares of our preferred stock, the holders of shares of our common stock will be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders.

Other rights and restrictions.    Our certificate of incorporation does not provide for the granting of preemptive rights to any stockholder. All outstanding shares are fully paid and nonassessable.

Preferred Stock

Immediately prior to this offering, our certificate of incorporation provided for four series of preferred stock. In connection with this offering, all outstanding shares of preferred stock will be converted into shares of common stock in accordance with the provisions of our certificate of incorporation.

Upon the completion of this offering, our board of directors will be authorized, without stockholder approval, from time to time to issue up to 5,000,000 shares of preferred stock in one or more series, each of the series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as the board of directors may determine. The rights of the holders of common stock will be affected by, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for others to acquire, or of discouraging others from attempting to acquire, a majority of our outstanding voting stock. We have no current plans to issue any shares of preferred stock.

7% Convertible Senior Secured Promissory Notes due 2010

On March 30, 2007, we sold a series of 7% convertible senior secured promissory notes in the aggregate principal amount of $25.0 million. The notes are secured by substantially all of our assets and accrue interest at the rate of 7% per annum, payable semiannually in arrears. The notes mature and are due in full on March 31, 2010. The notes are not convertible until the occurrence of a conversion event which is defined in the notes as either a qualified initial public offering or a qualified sale of the company. After a conversion event, the notes become convertible into our common stock at the option of the holder. The conversion price of the notes will be set at the time of the conversion event and will be based on a discount schedule ranging from 6% to 16% of the price per share of common stock as valued in the conversion event, but in no event will the conversion price be greater than $1.565 per share (as adjusted for recapitalizations, stock combinations, stock dividends, stock splits and other antidilution events). If this offering is completed on or before September 30, 2007, the discount will be fixed at 6% and the conversion price will be $             . Under the notes, we must comply with various covenants. The primary covenants prevent or limit our ability to pay dividends or other distributions on our stock, conduct certain mergers or acquisitions, make certain investments and loans, incur future indebtedness, alter our capital structure and sell stock or assets, and require the reporting and delivery of certain financial information to the note holders. The notes contain standard events of default provisions for similar types of instruments. The form of convertible note is filed as Exhibit 4.7 to the registration statement of which this prospectus is a part.

Registration Rights

Under our third amended and restated investor rights agreement, 180 days after the effective date of the registration statement of which this prospectus is a part, the holders of approximately 45.2 million shares of common stock and warrants to purchase up to approximately 18.4 million shares of common stock, or their transferees, have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file.

Demand registration rights.    At any time beginning 180 days after the effective date of the registration statement for this offering, the holders of at least a majority of the shares having registration rights have the right to demand that we file up to two resale registration statements. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 registration rights.    If we are eligible to file a registration statement on Form S-3, each holder of shares having registration rights has the right to demand that we file up to three resale registration statements for such holder on Form S-3 so long as the aggregate offering price, net of any underwriters' discounts or commissions, of securities to be sold under the registration statement on Form S-3 is at least $1.0 million, subject to specified exceptions, conditions and limitations.

"Piggyback" registration rights.    If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, except for this offering.

Expenses of registration.    We will pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations.

Expiration of registration rights.    The registration rights described above will terminate upon the earlier of either five years following the closing of this offering or as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder's registrable securities pursuant to Rule 144(k) promulgated under the Securities Act or when such holder holds 1% or less of our outstanding common stock and all of such holder's registrable securities can be sold in any three-month period pursuant to Rule 144 promulgated under the Securities Act.

Registration rights of the holders of our convertible notes.    On March 30, 2007, we entered into a registration rights agreement with the holders of our convertible notes, pursuant to which we agreed to register the resale of approximately        shares of common stock issuable upon conversion of such notes. The registration rights agreement requires us to file a registration statement with the SEC within 90 days of the closing of our initial public offering. In addition, we are required to use our reasonable best efforts to have such registration statement declared effective within 180 days of the closing of our initial public offering and to keep it effective until the earlier of:

  (i)
  two years following the date of effectiveness;

  (ii)
  the date on which all of the shares of our common stock registered pursuant to this registration rights agreement are sold by the selling stockholders;

  (iii)
  the first date after a qualified initial public offering on which the shares of common stock registered pursuant to this registration rights agreement may be sold pursuant Rule 144 of the Securities Act; or

  (iv)
  the date on which the notes are no longer outstanding and all of the shares issued upon conversion of the notes have been sold.

If we fail to meet the required filing date, effectiveness date or if we fail to keep the registration statement effective for the required period of time, we will be required to pay each holder of the notes additional interest or liquidated damages. With respect to notes that have not been converted into common stock, this additional interest payment shall be equal to 0.5% per annum of the outstanding principal balance of such note, which rate shall double to 1.0% if such registration default is not cured within 180 days and with respect to notes that have been converted into common stock, the additional payment shall be an amount equal to the product of that portion of the principal amount of each such note as was converted into common stock, multiplied by a rate equal to 4.0% per annum.

We will pay all expenses, other than underwriting discounts and commissions, relating to this registration. In the event the number of shares issuable upon conversion of these notes exceeds the number of shares registered under the registration statement filed, we will file an additional registration statement covering such shares.

The holders of securities that are registrable under our third amended and restated investor rights agreement, including approximately 45.2 million outstanding shares of common stock, approximately 142.0 million shares of common stock issuable upon conversion of our outstanding preferred stock, and warrants to purchase up to approximately 18.4 million shares of common stock, will have piggyback registration rights to include these shares in any registration statement we file for the holders of our convertible notes.

If our stockholders with registration rights cause a large number of securities to be registered and sold in the public market, those sales could cause the market price of our common stock to fall. If we were to initiate a registration and include registrable securities because of the exercise of registration rights, the inclusion of registrable securities could adversely affect our ability to raise capital.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-laws

Provisions of Delaware law and our certificate of incorporation and by-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. We adopted these provisions, summarized below, in order to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of an enhanced ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

We must comply with Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An "interested stockholder" includes a person who, together with affiliates and associates, owns, or did own within three years before the determination of interested stockholder status, 15% or more of the corporation's voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Upon the completion of this offering, our certificate of incorporation and by-laws will require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, upon the completion of this offering, special meetings of our stockholders may be called only by the board of directors or some of our officers. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Our certificate of incorporation and by-laws also provide that, effective upon the completion of this offering, our board of directors will be divided into three classes, with each class serving staggered three-year terms. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is                      .

Nasdaq Global Market Listing

We have applied to have our common stock listed for trading and quotation on the Nasdaq Global Market under the trading symbol "PMII."

Shares Eligible for Future Sale

Before this offering, there has been no market for our common stock. We cannot predict the effect, if any, that sales of shares of common stock to the public or the availability of shares for sale to the public will have on the market price of the common stock prevailing from time to time. Nevertheless, if a significant number of shares of common stock are sold in the public market, or if people believe that such sales may occur, the prevailing market price of our common stock could decline and could impair our future ability to raise capital through the sale of our equity securities.

Upon completion of this offering, we will have outstanding                          shares of common stock, based upon our shares outstanding at April 30, 2007, and assuming no exercise of outstanding options or warrants and no conversion of our convertible notes. Of these shares, the                          shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act and are restricted securities. Of these shares, a total of                          shares are subject to lock-up agreements with the underwriters that provide that the holders of those shares may not dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock. The restrictions imposed by the lock-up agreements will be in effect for a period of at least 180 days after the date of this prospectus, subject to extension under certain circumstances for an additional period of up to 18 days, as described under "Underwriting—Lock-up Agreements." At any time and without notice, Jefferies & Company, Inc. and Lazard Capital Markets LLC may, in their sole discretion, release some or all of the securities from these lock-up agreements. The following table describes the number of outstanding shares that will become eligible for sale in the public market on several relevant dates, assuming no extension of the lock-up agreements, and assuming that we file a resale registration statement for the benefit of the holders of our convertible notes and other holders of registration rights as required by the terms of our agreements with them. See "Description of Capital Stock—Registration Rights."

Relevant Dates	Approximate Number of Shares Eligible for Future Sale	Comments
On effective date		Shares sold in this offering or eligible for sale under Rule 144.
Between 90 and 180 days after effective date		Shares underlying our convertible notes, assuming the effectiveness of a registration statement filed by us for the resale of such shares.
180 days after effective date		All shares subject to lock-up released.

Rule 144

In general, under Rule 144, an affiliate of PMI, or any person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the then outstanding shares of common stock (approximately                          shares immediately after this offering); or

  •
  the average weekly trading volume during the four calendar weeks before the date on which the seller files a notice of the proposed sale with the SEC.

Sales under Rule 144 must also comply with manner-of-sale provisions and notice requirements and current information about us must be publicly available.

Rule 144(k)

Under Rule 144(k), a person who has not been an "affiliate" of PMI at any time during the three months before a sale and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an "affiliate" from whom the holder acquired the shares for value, is entitled to sell those shares without complying with the manner of sale, notice filing, volume limitation or public information requirements of Rule 144. Therefore, unless otherwise restricted, shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

Rule 701

Any of our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provision of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. A total of                          of the Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of (1) the expiration of the 180-day lock-up agreements and (2) no sooner than 90 days after the offering upon obtaining the prior written consent of Jefferies and Company, Inc. and Lazard Capital Markets LLC.

We are unable to estimate the number of shares that will be sold under Rules 144, 144(k) or 701 because that number will depend on the market price for the common stock, the personal circumstances of the sellers and other factors.

Convertible Notes

Our convertible notes in the aggregate principal amount of $25.0 million will become convertible at the option of the holders upon the closing of this offering. The conversion price of the notes will be set at the time of the closing and is based on an assumed discount of 6.0% of the price per share of common stock sold in this offering. Based on a conversion rate of $                        per share, there will be approximately                          shares of our common stock issuable upon the conversion of these convertible notes, of which              shares would be subject to lock-up agreements. Pursuant to a registration rights agreement between us and the holders of the notes, we are required to file a registration statement with the SEC to register the resale of shares of common stock issuable upon conversion of the notes within 90 days of the closing of our initial public offering. For additional information concerning our convertible notes, see "Description of Capital Stock."

Registration of Shares in Connection with Compensatory Benefit Plans

Shortly after the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering, among other things, shares of common stock covered by outstanding options under our stock plans. Based on the number of shares covered by outstanding options as of                          , 2007 and currently reserved for issuance under the stock plans, the registration statement on Form S-8 would cover approximately    shares. Substantially all of these shares are subject to lock-up covenants whereby the option holders are obliged not to sell the underlying shares for at least 180 days after the effective date of the registration statement of which this prospectus is a part. The registration statement will become effective upon filing. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market immediately, after complying with Rule 144 volume limitations applicable to affiliates, with applicable lock-up agreements, and with the vesting requirements and restrictions on transfer affecting any shares that are subject to restricted stock awards.

Registration Rights

After the completion of this offering, holders of              shares of common stock will be entitled to specific rights to register those shares for sale in the public market. See "Description of Capital Stock—Registration Rights." Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement relating to such shares.

Material U.S. Federal Income and Estate Tax Consequences

The following is a general discussion of the anticipated material U.S. federal income and estate tax consequences relating to the ownership and disposition of our common stock by non-United States holders, as defined below, who purchase our common stock in this offering and hold such common stock as capital assets. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretation thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect or different interpretations. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income or estate tax laws (such as financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships and their partners, other pass-through entities and their members, dealers in securities, brokers, U.S. expatriates, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the U.S. state and local or non-U.S. tax consequences relating to the ownership and disposition of our common stock. You are urged to consult your own tax advisor regarding the U.S. federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

As used in this discussion, the term "non-United States holder" refers to a beneficial owner of our common stock that for U.S. federal income tax purposes is not:

  (i)
  an individual who is a citizen or resident of the United States;

  (ii)
  a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state or political subdivision thereof or therein, including the District of Columbia;

  (iii)
  an estate the income of which is subject to U.S. federal income tax regardless of source thereof; or

  (iv)
  a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all its substantial decisions, or (b) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a United States person.

An individual may, in many cases, be treated as a resident of the United States, rather than a nonresident, among other ways, by virtue of being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending in that calendar year (counting for such purposes all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). Residents are subject to U.S. federal income tax as if they were U.S. citizens.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common stock, we urge you to consult your own tax advisor.

Dividends

We or a withholding agent will have to withhold U.S. federal withholding tax from the gross amount of any dividends paid to a non-United States holder at a rate of 30%, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-United States holder claiming the benefit of such treaty provides to us or such agent proper Internal Revenue Service, or IRS, documentation or (ii) the dividends are effectively connected with a non-United States holder's conduct of a trade or business in the United States and the non-United States holder provides to us or such agent proper IRS documentation. In the latter case, such non-United States holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. citizen or corporation, as applicable, unless otherwise provided in an applicable income tax treaty. Additionally, a non-United States holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-United States holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-United States holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

Generally, a non-United States holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless (i) such non-United States holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-United States holder's conduct of a trade or business in the United States, or where a tax treaty provides, the gain is attributable to a U.S. permanent establishment of such non-United States holder, or (iii) we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale, exchange or other disposition or the period that such non-United States holder held our common stock, or the applicable period.

We do not believe that we have been, are currently or are likely to be a U.S. real property holding corporation for U.S. federal income tax purposes. If we were to become a U.S. real property holding corporation, so long as our common stock is regularly traded on an established securities market and continue to be traded, a non-United States holder would be subject to U.S. federal income tax on any gain from the sale, exchange or other disposition of common stock only if such non-United States holder actually or constructively owned, during the applicable period more than 5% of our common stock.

Special rules may apply to non-United States holders, such as controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid federal income tax, that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-United States holder at the time of his or her death generally will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

Information reporting may apply to payments made to a non-United States holder on or with respect to our common stock. Backup withholding tax (at the then applicable rate) may also apply to payments made to a non-United States holder on or with respect to our common stock, unless the non-United States holder certifies as to its status as a non-United States holder under penalties of perjury or otherwise establishes an exemption, and certain other conditions are satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-United States holder will be allowed as a refund or a credit against such non-United States holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Underwriting

Jefferies & Company, Inc. and Lazard Capital Markets LLC are acting as joint bookrunning managers of the offering. Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2007, the underwriters named below, for whom Jefferies & Company, Inc., Lazard Capital Markets LLC and A.G. Edwards & Sons, Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Jefferies & Company, Inc.
Lazard Capital Markets LLC
A.G. Edwards & Sons, Inc.

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of             additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares proportionate to that underwriter's initial purchase commitment as indicated in the table above.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                        per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $                        per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the public offering price, the underwriting discounts and commissions payable to the underwriters by us and the proceeds, before expenses, to us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

	Per Share		Total
	Without Overallotment	With Overallotment	Without Overallotment	With Overallotment
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate that expenses payable by us in connection with the offering of shares of common stock, other than the underwriting discounts and commissions referred to above, will be approximately $                    .

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

We, our officers, directors and all of our stockholders have agreed, subject to specified exceptions, not to directly or indirectly:

  •
  sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

  •
  otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

  •
  publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc. and Lazard Capital Markets LLC.

This restriction terminates after the close of trading of the shares of common stock on and including the 180 days after the date of this prospectus. However, subject to certain exceptions, in the event that either (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. and Lazard Capital Markets LLC waive, in writing, such an extension.

Jefferies & Company, Inc. and Lazard Capital Markets LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who have or will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Listing

We have applied to list our common stock on the Nasdaq Global Market under the trading symbol "PMII."

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of the offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by the underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares of common stock is completed, SEC rules may limit underwriters from bidding for and purchasing shares. However, the representatives may engage in transactions that stabilize the market price of the shares, such as bids or purchases to peg, fix or maintain that price so long as stabilizing transactions do not exceed a specified maximum.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise make short sales of shares of our common stock and may purchase shares of our common stock on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriter in the open market prior to the completion of this offering for the purpose of fixing or maintaining the price of the shares of common stock. A "syndicate covering transaction" is the bid for or purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our stock or preventing or retarding a decline in the market price of our stock. As a result, the price of our stock may be higher than the price that might otherwise exist in the open market.

The representatives may also impose a "penalty bid" on underwriters. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to the underwriters in connection with this offering if the shares of common stock originally sold by the underwriters are purchased by the underwriters in a syndicate covering transaction and have therefore not been effectively placed by the underwriters. The imposition of a penalty bid may also affect the price of the shares of common stock in that it discourages resales of those shares of common stock.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

No Public Market

Prior to the offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our shares of common stock will be determined by negotiations between us and the underwriters subject to the applicable provisions of Conduct Rule 2720 of the National Association of Securities Dealers, Inc., or the NASD. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Affiliations

The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees. Jefferies & Company, Inc. served as placement agent in connection with the sale of our convertible notes in March 2007, for which they received customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Legal Matters

The validity of the shares offered in this prospectus and certain other legal matters will be passed upon for us and certain of the selling stockholders by Foley Hoag LLP, Boston, Massachusetts. The underwriters are represented by Jones Day, New York, New York.

Experts

The consolidated financial statements of Power Medical Interventions, Inc. at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, included in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form S-1 (File Number 333-             ) in connection with this offering. In addition, upon completion of the offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

Power Medical Interventions, Inc.
Consolidated Financial Statements
Years ended December 31, 2006, 2005, and 2004

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Power Medical Interventions, Inc.

We have audited the accompanying consolidated balance sheets of Power Medical Interventions, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, redeemable convertible preferred stock and shareholders' deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Power Medical Interventions, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, Power Medical Interventions, Inc. changed its method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) on January 1, 2006.

March 12, 2007, except for Note 15, as to which the date is May 3, 2007	/s/ ERNST & YOUNG LLP

Power Medical Interventions, Inc.

Consolidated Balance Sheets

	December 31
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$8,684,341	$7,932,601
Accounts receivable less allowance of $173,000 and $100,000 in 2006 and 2005	1,654,815	1,843,110
Inventory	4,475,693	6,277,211
Prepaid expenses and other current assets	549,766	740,355

Total current assets	15,364,615	16,793,277
Property and equipment, net	4,871,450	5,549,328
Intangibles, net	757,894	506,021
Other assets	268,569	—
Restricted cash	879,310	1,020,000

Total assets	$22,141,838	$23,868,626

Liabilities and shareholders' deficit
Current liabilities:
Accounts payable	$2,582,196	$4,087,399
Accrued expenses	2,172,459	1,544,156
Current portion of long-term debt	75,610	3,763,682

Total current liabilities	4,830,265	9,395,237
Long-term debt, net of current portion	376,826	6,769,021
Deferred rent, net of current portion	765,918	912,214

Total liabilities	5,973,009	17,076,472
Redeemable convertible preferred stock, $.001 par value:
Series A—authorized, issued and outstanding shares—22,668,764	18,244,492	17,197,051
Series B—authorized, issued and outstanding shares—47,489,822	42,893,061	39,365,246
Series C—authorized shares—22,935,780; issued and outstanding shares—21,223,750	17,789,085	16,768,302
Series D—authorized shares—50,954,779; issued and outstanding shares—50,596,158 at December 31, 2006 and 0 at December 31, 2005	37,271,570	—

Total redeemable convertible preferred stock	116,198,208	73,330,599
Shareholders' deficit:
Common stock, $.001 par value:
Authorized shares—260,000,000 and 192,935,780 at December 31, 2006 and 2005, respectively; issued and outstanding shares—60,124,414 and 60,028,889 at December 31, 2006 and 2005, respectively	60,125	60,029
Additional paid-in capital	37,132,065	42,359,664
Accumulated other comprehensive loss	(155,533)	(222,541)
Accumulated deficit	(137,066,036)	(108,735,597)

Total shareholders' deficit	(100,029,379)	(66,538,445)

Total liabilities, redeemable convertible preferred stock, and shareholders' deficit	$22,141,838	$23,868,626

See accompanying notes.

Power Medical Interventions, Inc.

Consolidated Statements of Operations

	Year ended December 31
	2006	2005	2004
Sales	$7,881,210	$11,998,676	$8,662,651
Cost of sales	10,066,218	12,345,617	7,243,287

	(2,185,008)	(346,941)	1,419,364
Costs and expenses:
Research and development	4,682,220	5,482,311	3,246,157
Sales and marketing	13,367,378	14,629,572	11,630,872
General and administrative	7,371,190	6,331,015	4,541,311

	25,420,788	26,442,898	19,418,340

Operating loss	(27,605,796)	(26,789,839)	(17,998,976)
Other income (expense):
Interest income	543,853	270,204	138,505
Interest expense	(1,268,496)	(916,460)	(563,818)

Total other income (expense)	(724,643)	(646,256)	(425,313)

Net loss	$(28,330,439)	$(27,436,095)	$(18,424,289)
Accretion of preferred stock	(7,108,267)	(4,808,425)	(1,966,245)

Net loss applicable to common shares	$(35,438,706)	$(32,244,520)	$(20,390,534)
Net loss per common share:
Basic and diluted	$(0.59)	$(0.56)	$(0.38)

Pro forma (unaudited)	$(0.16)

Weighted average number of common shares outstanding:
Basic and diluted	60,091,346	57,937,105	53,228,145

Pro forma (unaudited)	175,028,277

See accompanying notes.

Power Medical Interventions, Inc.
Consolidated Statements of Redeemable Convertible
Preferred Stock and Shareholders' Deficit

					Stockholders' Deficit
	Redeemable Convertible Preferred Stock						Accumulated Other Comprehensive Loss
					Common Stock	Additional Paid-in Capital		Accumulated Deficit
	Series A	Series B	Series C	Series D					Total
Balance, December 31, 2003	$6,180,865	$—	$—	$—	$51,543	$42,461,149	$123,103	$(62,875,213)	$(20,239,418)
Exercise of Common Stock Options	—	—	—	—	294	81,957	—	—	82,251
Exercise of Common Stock Warrants	—	—	—	—	3,400	2,720,004	—	—	2,723,404
Issuance of Series A Convertible Preferred Stock and Common Stock Warrants, net of offering costs	9,030,907	—	—	—	—	332,880	—	—	332,880
Issuance of Series B Convertible Preferred Stock, net of offering costs	—	34,809,675	—	—	—	—	—	—	—
Accretion of Series A Convertible Preferred Stock to Redemption Value	938,467	—	—	—	—	(938,467)	—	—	(938,467)
Accretion of Series B Convertible Preferred Stock to Redemption Value	—	1,027,778	—	—	—	(1,027,778)	—	—	(1,027,778)
Net loss	—	—	—	—	—	—	—	(18,424,289)	(18,424,289)
Cumulative translation adjustment	—	—	—	—	—	—	82,649	—	82,649

Total comprehensive loss									(18,341,640)

Balance, December 31, 2004	16,150,239	35,837,453	—	—	55,237	43,629,745	205,752	(81,299,502)	(37,408,768)
Exercise of Common Stock Options	—	—	—	—	335	184,884	—	—	185,219
Issuance of Restricted Stock	—	—	—	—	1	399	—	—	400
Exercise of Common Stock Warrants	—	—	—	—	4,456	3,279,795	—	—	3,284,251
Issuance of Common Stock Warrants	—	—	—	—	—	73,266	—	—	73,266
Issuance of Series C Redeemable Convertible Preferred Stock, net of offering costs	—	—	16,534,482	—	—	—	—	—	—
Accretion of Series A Redeemable Convertible Preferred Stock to Redemption Value	1,046,812	—	—	—	—	(1,046,812)	—	—	(1,046,812)
Accretion of Series B Redeemable Convertible Preferred Stock to Redemption Value	—	3,527,793	—	—	—	(3,527,793)	—	—	(3,527,793)
Accretion of Series C Redeemable Convertible Preferred Stock to Redemption Value	—	—	233,820	—	—	(233,820)	—	—	(233,820)
Net loss	—	—	—	—	—	—	—	(27,436,095)	(27,436,095)
Cumulative translation adjustment	—	—	—	—	—	—	(428,293)	—	(428,293)

Total comprehensive loss									(27,864,388)

Balance, December 31, 2005	17,197,051	39,365,246	16,768,302	—	60,029	42,359,664	(222,541)	(108,735,597)	(66,538,445)

See accompanying notes.

Power Medical Interventions, Inc.
Consolidated Statements of Redeemable Convertible
Preferred Stock and Shareholders' Deficit (Continued)

					Stockholders' Deficit
	Redeemable Convertible Preferred Stock						Accumulated Other Comprehensive Loss
					Common Stock	Additional Paid-in Capital		Accumulated Deficit
	Series A	Series B	Series C	Series D					Total
Balance, December 31, 2005 (continued)	$17,197,051	$39,365,246	$16,768,302	$—	$60,029	$42,359,664	$(222,541)	$(108,735,597)	$(66,538,445)
Exercise of Common Stock Options	—	—	—	—	16	4,643	—	—	4,659
Issuance of Restricted Stock	—	—	—	—	80	22,320	—	—	22,400
Issuance of Common Stock Warrants	—	—	—	—	—	186,432	—	—	186,432
Issuance of Series D Redeemable Convertible Preferred Stock and Common Stock Warrants, net of offering costs	—	—	—	35,759,342	—	1,477,168	—	—	1,477,168
Accretion of Series A Redeemable Convertible Preferred Stock to Redemption Value	1,047,441	—	—	—	—	(1,047,441)	—	—	(1,047,441)
Accretion of Series B Redeemable Convertible Preferred Stock to Redemption Value	—	3,527,815	—	—	—	(3,527,815)	—	—	(3,527,815)
Accretion of Series C Redeemable Convertible Preferred Stock to Redemption Value	—	—	1,020,783	—	—	(1,020,783)	—	—	(1,020,783)
Accretion of Series D Redeemable Convertible Preferred Stock to Redemption Value	—	—	—	1,512,228	—	(1,512,228)	—	—	(1,512,228)
Stock based compensation	—	—	—	—	—	190,105	—	—	190,105
Net loss	—	—	—	—	—	—	—	(28,330,439)	(28,330,439)
Cumulative translation adjustment	—	—	—	—	—	—	67,008	—	67,008

Total comprehensive loss									(28,263,431)

Balance, December 31, 2006	$18,244,492	$42,893,061	$17,789,085	$37,271,570	$60,125	$37,132,065	$(155,533)	$(137,066,036)	$(100,029,379)

See accompanying notes.

Power Medical Interventions, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31
	2006	2005	2004
Operating activities
Net loss	$(28,330,439)	$(27,436,095)	$(18,424,289)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,971,876	1,388,390	657,327
Amortization of debt discount	270,369	14,246	—
Loss on the disposal of property and equipment	60,894	12,556	5,888
Stock-based compensation	211,705	—	—
Changes in operating assets and liabilities:
Accounts receivable	73,918	(351,496)	(454,977)
Inventory	1,823,790	(1,246,521)	(2,387,017)
Prepaid expenses and other assets	(1,769)	(502,685)	214,131
Accounts payable	(1,317,607)	1,555,578	(421,466)
Accrued expenses	576,371	(199,927)	(265,880)
Deferred rent	(78,963)	826,016	100,564

Net cash used in operating activities	(24,739,855)	(25,939,938)	(20,975,719)
Investing activities
Proceeds from disposal of assets	6,000	—	—
Purchase of property and equipment	(1,449,621)	(5,155,840)	(1,240,391)
Patent application costs	(252,265)	(276,292)	—
Change in restricted cash	140,960	—	(1,020,000)

Net cash used in investing activities	(1,554,926)	(5,432,132)	(2,260,391)
Financing activities
Repayments on long-term debt	(10,067,914)	(12,500,000)	(2,500,000)
Proceeds of long-term debt	—	10,520,350	—
Principal payments on capital lease obligations	(12,353)	(33,278)	(56,025)
Net proceeds from the issuance of preferred stock, warrants, and bridge loans	37,236,510	16,534,482	44,173,462
Net proceeds from the issuance of common stock	5,459	3,469,870	2,805,655
Decrease in deposits for preferred stock	—	—	(425,000)

Net cash provided by financing activities	27,161,702	17,991,424	43,998,092
Effect of exchange rate changes on cash and cash equivalents	(115,181)	(318,725)	92,953

Net increase (decrease) in cash and equivalents	751,740	(13,699,371)	20,854,935
Cash and cash equivalents, beginning of year	7,932,601	21,631,972	777,037

Cash and equivalents, end of year	$8,684,341	$7,932,601	$21,631,972

Supplemental disclosure of cash flow information
Cash paid for interest	$1,104,108	$987,281	$401,551

See accompanying notes.

Power Medical Interventions, Inc.

Notes to Consolidated Financial Statements

December 31, 2006

1.    Business

Power Medical Interventions, Inc. (the Company), a Delaware corporation, is a medical device company that designs, manufactures and markets the SurgASSIST® system of computer-assisted, power-actuated endomechanical surgical instruments, referred to as Intelligent Surgical Instruments™. Surgeons use Intelligent Surgical Instruments for cutting, stapling and tissue manipulation in a variety of procedures in open surgery, minimally invasive surgery, or MIS, and in the emerging field of natural orifice translumenal endoscopic surgery, or NOTES. To date, the majority of the Company's efforts have been devoted to research and development, raising capital, recruiting personnel, and the commercialization of products and the commencement of manufacturing activities.

The Company has wholly owned subsidiaries in Germany, Power Medical Interventions Deutschland GmbH; in France, Power Medical Interventions France; and in Japan, Power Medical Interventions Japan, which conduct sales and marketing operations. The Company also has a dormant U.S. subsidiary, Power Medical Vascular, Inc.

The Company incurred net losses of $28,330,439, $27,436,095, and $18,424,289 for the years ended December 31, 2006, 2005, and 2004, respectively, and has an accumulated deficit of $137,066,036 at December 31, 2006. Losses are expected to continue at least through 2008. Since its inception, the Company has primarily relied on external financing sources to provide the capital necessary to fund operations. In March 2007, the Company completed an offering of an aggregate of $25.0 million of convertible senior secured promissory notes due March 2010 for net proceeds of approximately $23.4 million (Note 15) which management believes will provide the capital necessary to sustain operations through at least January 1, 2008. Of this $23.4 million, $3.5 million will be placed in escrow to fund the first four interest payments on the convertible senior secured promissory notes. If necessary, the Company has the intent and ability to reduce spending in 2007 by controlling costs that are within management's discretion. Such costs include certain sales and marketing costs, clinical research costs, employee bonuses, professional education, and capital expenditures. However, if unforeseen events occur, it is possible that additional cash may be needed prior to January 1, 2008. The Company's ability to meet its obligations in the normal course of business beyond January 1, 2008 will be dependent on the Company increasing its customer and revenue base, controlling expenses and securing additional external financing. There is no assurance that the Company will be able to increase revenues and its customer base or secure additional external financing under commercially reasonable terms or conditions, or at all.

2.    Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign currency translation

The Company has foreign subsidiaries in Germany, France, and Japan whose local currencies have been determined to be the functional currency. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates that prevailed during the period. The gains or losses that result from this process are shown as cumulative translation adjustments within accumulated other comprehensive loss.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

Computer software and equipment	3–5 years
Machinery and equipment	3–5 years
Furniture and fixtures	7 years

Repair and maintenance costs are expensed as incurred. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

Intangibles and other assets

Intangible assets with definite lives are amortized using the straight-line method and consist mainly of patents.

During 2006, 2005, and 2004, the Company capitalized costs of approximately $252,000, $276,000, and $230,000, respectively, related to patent costs. Amortization is recorded over the shorter of the patent term or the estimated economic life of the patent.

The Company follows Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to evaluate impairment of intangible assets subject to amortization and other long-lived assets. The Company periodically evaluates whether current facts or circumstances indicate that the carrying value of such assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on the fair value using quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows.

Research and development

Research and development costs are expensed as incurred.

Concentration of credit risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high-quality financial institutions to mitigate this credit risk. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company records an allowance for doubtful accounts when specific collectibility matters arise. Past-due status is based on contractual terms. Past-due amounts are written off against the allowance for doubtful accounts when collection is deemed unlikely and all collection efforts have ceased. At December 31, 2006, one customer accounted for 13% of accounts receivable and during 2006 no one customer accounted for greater than 10% of sales. One customer accounted for approximately 18% of accounts receivable at December 31, 2005 and during 2005 no one customer accounted for greater than 10% of sales. During 2004, no one customer accounted for greater than 10% of sales or accounts receivable.

Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collectibility is reasonably assured. The Company's arrangements can include the delivery of a single product or multiple products. Revenues associated with sales arrangements involving the delivery of a single product, or multiple products delivered simultaneously, are recognized at the time of shipment. Revenues associated with sales arrangements involving the delivery of multiple products over a period of time are recognized in accordance with the guidance contained in EITF 00-21. Accordingly, for sales arrangements with multiple deliverables, the total consideration due under the arrangement is allocated to the individual deliverables based on their relative fair values and revenue is recognized upon shipment of the products if the delivered product has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered products. When these criteria are not met, as is the case when the Company recovers discounts given on the delivered instruments or FlexShafts through higher unit pricing on the sale of reload catridges, the revenue associated with the delivered products is deferred and recognized ratably over the period of delivery of the undelivered products as long as such revenue is not contingent upon the delivery of the undelivered products. Allowances for product returns are estimated based on historical experience and provisions are recorded at the time of shipment.

During 2006, the Company's revenues were from customers located in North America (79%) and Europe (21%). During 2005, the Company's revenues were from customers located in North

America (71%), Europe (24%), and Asia (5%). During 2004, the Company's revenues were from customers located in North America (72%), Europe (27%), and Asia (1%).

Amounts billed to customers for shipping and handling of products are included in sales. Costs incurred related to shipping and handling are included in cost of sales.

Inventory

Inventory is stated at the lower of cost or market value, with cost being determined on a first-in, first-out (FIFO) basis and market value based on the lower of replacement cost or estimated net realizable value. Inventory consists of the following:

	December 31
	2006	2005
Raw materials	$2,575,848	$2,601,768
Work in process	589,630	498,297
Finished goods	1,310,215	3,177,146

	$4,475,693	$6,277,211

During the years ended December 31, 2006, 2005, and 2004, the Company recorded inventory obsolescence charges in the amount of approximately $585,000, $2,800,000, and $546,000, respectively. Such charges are reflected in cost of sales in the accompanying consolidated statements of operations.

Fair value of financial instruments

The Company's financial instruments consist mainly of cash and cash equivalents, accounts receivable, accounts payable, and debt instruments. Their respective carrying amounts approximate fair value due to their short-term nature. The fair value of the debt instruments approximates their carrying amounts, as the interest rates reflect the market rates currently available to the Company.

Income taxes

The provision for income taxes is determined using the asset and liability method of accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted income tax rates and laws that will be in effect when the differences are expected to reverse.

Stock based compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)), which replaces SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), and supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). SFAS No. 123(R) requires all share-

based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual period after December 15, 2005. SFAS No. 123(R) requires that an entity measure the cost of equity-based service awards based on the grant-date fair value of the award and recognize the cost of such award over the period during which the employee is required to provide service in exchange for the award (vesting period). The pro forma disclosures previously permitted under SFAS No. 123 are no longer an alternative to financial statement recognition. The Company adopted SFAS No. 123(R) on January 1, 2006 using the prospective transition method, which required that all new stock-based awards granted subsequent to adoption be recognized in the financial statements at fair value. The Company accounts for equity issued to nonemployees in accordance with EITF 96-18, Accounting for Equity Investments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services (EITF 96-18).

The following table summarizes the grants made by the Company since January 1, 2006:

Date of Grant	Number of Options Granted	Exercise Price of Options Granted	Weighted Average Fair Value of Common Stock	Intrinsic Value (if any)
First Quarter 2006	1,239,000	$0.40	$0.29	—
Second Quarter 2006	2,699,000	$0.64	$0.45	—
Third Quarter 2006	17,000	$0.64	$0.48	—
Fourth Quarter 2006	3,086,500	$0.64	$0.46	—

The Company estimated the fair value of its common stock during 2006 by utilizing a retrospective, third party valuation. The valuation methodology utilized the "income approach" to estimate enterprise value. The income approach involved projecting future cash flows and discounting them to present value using a discount rate based on a risk adjusted weighted average cost of capital of comparable companies. The projection of future cash flows and the determination of an appropriate discount rate involve a significant level of judgment. In order to allocate the enterprise value to the various securities that comprise the Company's capital structure, the option-pricing method was used. The retrospective valuation of the Company's common stock yielded a range of fair values of $0.28 to $0.48 during 2006.

The per-share weighted average fair value of the options granted during 2006 was estimated at $0.26 on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions which are based upon Company history or industry comparative information:

Expected dividend yield	0%
Expected volatility	65%
Risk-free interest rates	4.70%
Expected life	7 years

Since the Company's stock is not publicly traded, the expected volatility was calculated for each date of grant based on an alternative method (defined as "calculated value"). The Company identified similar public entities for which share price information is available and has considered the historical volatility of these entities' share prices in estimating expected volatility. The Company used the average volatility of these guideline companies over a seven year period, consistent with the expected term calculated pursuant to Staff Accounting Bulletin No. 107. Compensation expense under SFAS No. 123(R) and EITF 96-18 for the year ended December 31, 2006 related to share-based service awards granted in 2006 was $190,105, of which $1,193 is included in cost of sales, $40,923 is included in sales and marketing and $147,989 is included in general and administrative expense in the accompanying consolidated statements of operations. The Company recognizes the compensation expense of such share-based service awards on a straight-line basis. Total compensation cost of options granted but not yet vested, as of December 31, 2006, was $1,348,191, net of estimated forfeitures, which is expected to be recognized over the weighted average period of 2.2 years. The Company utilized an estimated forfeiture rate of 15% for their 2006 grants, based on the Company's historical forfeiture rate as well as an analysis of current market conditions.

Prior to 2006, the Company accounted for its stock-based compensation plans in accordance with APB 25 and the related interpretations. Under APB 25, no compensation expense is recognized if the exercise price of the Company's stock options equals or exceeds the fair value of the underlying Common Stock at the date of grant. The Company provides pro forma disclosures as required by SFAS 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure.

SFAS 123 required pro forma disclosure of pro forma information regarding net loss as if the Company had accounted for its employee stock options under the fair value method of that statement. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The fair value of these options and the pro forma information regarding net loss were determined using the minimum value option pricing model with the following weighted average assumptions for 2005 and 2004: risk-free interest rate of 4.15% and 3.22%, respectively, dividend yield of 0%, and an average expected life of one to four years. The Company's pro forma information is as follows:

	Year ended December 31,
	2005	2004
Net loss reported under APB 25	$(27,436,095)	$(18,424,289)
Stock compensation expense per SFAS 123	(176,622)	(209,842)

Pro forma net loss	$(27,612,717)	$(18,634,131)

The fair value of the Company's common stock during the years ended December 31, 2004 and December 31, 2005 was determined by its board of directors with assistance of its management. The Company did not obtain contemporaneous valuations by an unrelated third party valuation specialist because, during the period, the Company was focused on product development and the financial and managerial resources for doing so were limited. The board of directors and management considered numerous objective and subjective factors in the assessment of fair value, including the prices for the Company's preferred stock that were sold to investors and the rights, preferences and privileges of the preferred stock and common stock, the Company's financial condition and results of operations during the relevant periods, and the status of strategic initiatives to increase the market acceptance of the Company's products. These estimates involve a significant level of judgment.

Recent accounting pronouncement

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007. The adoption did not have a material impact on its consolidated financial statements.

Net loss attributable to common shares

The Company computes net loss per share in accordance with SFAS No. 128, Earnings Per Share (SFAS No. 128). Under SFAS No. 128, basic net loss per share is computed by dividing net loss per share available to common stockholders by the weighted average number of common shares outstanding for the period and excludes the effects of any potentially dilutive securities. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the "treasury stock" and/or "if converted" methods as applicable.

The following summarizes the potential outstanding common stock of the Company as of the end of each period:

	December 31, 2006	December 31, 2005	December 31, 2004
Redeemable convertible preferred stock	141,978,494	91,382,336	70,158,586
Common stock warrants	18,408,864	11,363,879	15,072,075
Common stock options outstanding	19,467,681	18,266,280	11,950,012
Common stock options available for grant	4,085,700	2,960,007	3,681,176

Total	183,940,739	123,972,502	100,861,849

If the outstanding options, warrants, and preferred stock were exercised or converted into common stock, the result would be anti-dilutive. Accordingly, basic and diluted net loss attributable to common stockholders per share are identical for all periods presented in the accompanying consolidated statements of operations.

The unaudited pro forma net loss per share is calculated by dividing the unaudited pro forma net loss attributable to common stockholders by the pro forma weighted average number of common shares outstanding during the period. The pro forma weighted average number of common shares assumes the conversion of the outstanding Series A, Series B, Series C and Series D Redeemable

Convertible Preferred Stock into common stock on the date of issuance. The following details the computation of the unaudited pro forma net loss per share for the year ended December 31, 2006:

Net loss	$(28,330,439)
Pro forma accretion of preferred stock (unaudited)	—

Pro forma net loss applicable to common shares	$(28,330,439)
Weighted average number of common shares outstanding:
Basic and diluted	60,091,346
Conversion of preferred stock	114,936,931

Pro forma basic and diluted weighted average shares outstanding (unaudited)	175,028,277

Pro forma basic and diluted loss per common share (unaudited)	$(0.16)

Segment information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to stockholders. Operating segments are identified as components of an enterprise about which separate financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business as one operating segment.

The Company's German operations account for approximately 18% of consolidated sales in both 2006 and 2005 and 13% in 2004. The Company's French operations accounted for approximately 3% of consolidated sales in 2006 and 0.3% of sales in 2005. There were no French sales in 2004. In addition, approximately 5% and 7% of the Company's consolidated assets are located in Germany at December 31, 2006 and 2005, respectively, and approximately 1% of the Company's consolidated assets are located in France at December 31, 2006. Japanese operations commenced in December 2006 and there were minimal sales in Japan in 2006.

3.    Property and Equipment

        Property and equipment consist of the following:

	December 31
	2006	2005
Machinery and equipment	$4,976,954	$4,160,435
Leasehold improvements	2,202,394	2,187,150
Computer equipment and software	1,341,356	1,151,042
Furniture and fixtures	770,734	679,490
Office equipment	168,906	160,845

	9,460,344	8,338,962
Less accumulated depreciation	(4,588,894)	(2,789,634)

	$4,871,450	$5,549,328

During the years ended December 31, 2006, 2005, and 2004, the Company recognized approximately $1,971,000, $1,389,000, and $657,000, respectively, of depreciation expense in the accompanying consolidated statements of operations.

4.    Accrued Expenses

Accrued expenses consist of the following:

	December 31
	2006	2005
Accrued purchases	$605,252	$444,367
Accrued compensation	423,444	374,696
Accrued professional fees	330,512	269,691
Legal reserve	285,000	167,000
Deferred rent	149,003	149,003
Other	379,248	139,399

	$2,172,459	$1,544,156

5.    Letter of Credit

During 2004, the Company entered into a new lease agreement for its headquarters and principal operating facility, which commenced January 1, 2005. Per the terms of the agreement, the Company was required to furnish a letter of credit in the amount of $1,020,000. The Company pledged $1,020,000 of cash as collateral for the letter of credit. The letter of credit and the amount of restricted cash will be reduced annually under the provisions of the lease. During 2006, the letter of credit and related cash collateral was reduced to $879,310. These amounts are included as restricted cash on the accompanying consolidated balance sheets.

6.    Redeemable Convertible Preferred Stock

Series A Redeemable Convertible Preferred Stock

During August 2003, the Company commenced a private placement offering of a Series A Convertible Preferred Stock (Series A). Through December 2003, the Company sold 9,189,073 shares of Series A at $0.6992 per share, generating net proceeds of $6,061,943 ($6,425,000 less offering costs of $363,057). During 2004, the Company sold an additional 13,479,691 shares of Series A for $0.6992 per share, generating net proceeds of $9,363,787 ($9,425,000 less offering costs of $61,213). In connection with the 2004 offering, each purchaser of a share of the Series A also received a ten-year warrant to acquire at $0.6992 per share additional shares of Common Stock at ratios ranging from 1:3 to 1:5 (the Series A Warrants). The $332,880 fair value of the Series A Warrants was estimated using the Black Scholes method, and was allocated to additional paid-in capital upon the issuance of the Series A Warrants. As of December 31, 2006, 2,363,415 of these warrants remain outstanding. The exercise price is subject to adjustment under certain circumstances as described in the Series A Warrants.

Each share of Series A is convertible into a number of shares of the Company's Common Stock determined by dividing the original purchase price by the applicable conversion price, as defined. The Series A shall automatically convert into shares of Common Stock immediately upon the closing of a firm commitment underwritten public offering of shares of Common Stock meeting stated conditions (a Qualified IPO), or the date upon which the holders of a majority of the Company's outstanding preferred stock (a Preferred Majority) have consented to such conversion. The Series A is entitled to the number of votes equal to the number of shares of Common Stock into which the Series A converts. Such conversion rate is subject to adjustment as defined in the Company's Certificate of Incorporation.

The Series A has a liquidation preference equal to the original purchase price plus any accrued but unpaid dividends. Dividends accrue cumulatively at the rate of 6% per year and are payable if and when declared by the Company's Board of Directors. The Series A is redeemable at the original purchase price plus accrued and unpaid dividends at the option of the holders anytime after May 30, 2011 (the Redemption Date). Accrued and unpaid dividends were $2,850,087, $1,900,266, and $950,445 at December 31, 2006, 2005, and 2004, respectively. If the Company was unable to redeem the Series A, the Series A would begin accruing cumulative dividends at the rate of 8% until redeemed in full.

Series B Redeemable Convertible Preferred Stock

During September 2004, investors agreed to purchase 47,489,822 shares of the Company's Series B Convertible Preferred Stock (Series B), which generated net proceeds to the Company of $34,809,675 ($35,000,000 less offering costs of $190,325).

The Series B has a liquidation preference equal to the original purchase price plus any accrued but unpaid dividends. The Series B accrues dividends cumulatively at the rate of 10% per annum and such dividends are payable when declared by the Board of Directors. Each share of Series B is convertible into the Company's Common Stock on a one-for-one basis, subject to other adjustments, as defined in the Company's Certificate of Incorporation. The Series B shall automatically convert into shares of Common Stock immediately upon the closing of a Qualified IPO, or the date upon which a Preferred Majority has consented to such conversion. The Series B is redeemable, at its original purchase price plus the accrued and unpaid dividends, at the option of the Series B holder at any time after the Redemption Date. Accrued and unpaid dividends were $8,020,832, $4,520,832, and $1,020,832 at December 31, 2006, 2005, and 2004, respectively. If the Company is unable to redeem the Series B, the dividends would begin accruing at the rate of 12% until redeemed in full.

In connection with this financing, one of the investors was granted exclusive rights to distribute the Company's products in Japan. Sales under the distribution agreement were $18,284, $589,566, and $0 for the years ended December 31, 2006, 2005, and 2004, respectively.

Series C Redeemable Convertible Preferred Stock

During October 2005, investors agreed to purchase 21,223,750 shares of the Company's Series C Convertible Preferred Stock (Series C), which generated net proceeds to the Company of $16,534,482 ($16,656,408 less offering costs of $121,926).

The Series C has a liquidation preference equal to the original purchase price plus any accrued but unpaid dividends. The Series C accrues dividends cumulatively at the rate of 6% per annum and such dividends are payable when declared by the Board of Directors. Each share of Series C is convertible into the Company's Common Stock on a one-for-one basis, subject to other adjustments, as defined in the Company's Certificate of Incorporation. The Series C shall automatically convert into shares of Common Stock immediately upon the closing of a Qualified IPO, or the date upon which a Preferred Majority has consented to such conversion. The Series C is redeemable, at its original purchase price plus the accrued and unpaid dividends, at the option of the Series C holder at any time after the Redemption Date. Accrued and unpaid dividends were $1,229,938, and $230,290 at December 31, 2006 and 2005, respectively. If the Company is unable to redeem the Series C, the dividends would begin accruing at the rate of 8% until redeemed in full.

Series D Redeemable Convertible Preferred Stock

During 2006, investors agreed to purchase 50,596,158 shares of the Company's Series D Convertible Preferred Stock (Series D), which generated net proceeds to the company, including the conversion of an outstanding bridge loan, of $37,236,510 ($40,982,888 less offering costs of $3,746,378).

Upon any liquidation or change of control, the holders of Series D Preferred will receive, in preference to holders of the Series A, B, and C common stock or other securities, an amount equal to 100% of the Series D original purchase price plus any accrued but unpaid dividends. The Series D accrues dividends cumulatively at the rate of 6% per annum and such dividends are payable when declared by the Board of Directors. Each share of Series D is convertible into the Company's Common Stock on a one-for-one basis, subject to other adjustments, as defined in the Company's Certificate of Incorporation. The Series D shall automatically convert into shares of Common Stock immediately upon the closing of a Qualified IPO, or the date upon which a Preferred Majority has consented to such conversion. The Series D is redeemable at its original purchase price plus the accrued and unpaid dividends, at the option of the Series D holder at any time after the Redemption Date. Accrued and unpaid dividends were $1,137,056 at December 31, 2006. If the

Company is unable to redeem the Series D, the dividends would begin accruing at the rate of 8% until redeemed in full.

In connection with the Series D offering, certain investors and the placement agent were issued an aggregate of 6,714,400 five-year warrants to acquire additional shares of Common Stock at $0.81 per share (the Series D Warrants). The $1,477,168 fair value of the Series D Warrants was estimated using the Black Scholes method and was allocated to additional paid-in capital upon the issuance of the Series D Warrants.

Prior to the initial closing of this financing, the Company borrowed $6,000,000 from a trust affiliated with a director. This bridge loan accrued interest at the rate of 8% per annum and also entitled the lender to the receipt of 382,263 common stock warrants, with an exercise price of $0.7848 per share (the Bridge Warrants). The fair value of the Bridge Warrants as calculated via the Black Scholes model and the related beneficial conversion feature of approximately $171,000 was allocated to debt discount. At the initial closing of Series D, the principal amount of the bridge loan and accrued interest of $70,795 were converted into 7,494,808 shares of Series D at $0.81 per share and the remaining debt discount on the bridge loan was recognized as interest expense.

7.    Common Stock

During 2005, the Company's stockholders amended its Certificate of Incorporation increasing the authorized shares of Common Stock to 192,935,780 and the authorized shares of Series A, Series B, and Series C Convertible Preferred Stock to 93,094,368. During 2006, the Company's stockholders further amended its Certificate of Incorporation increasing the authorized shares of Common Stock to 260,000,000 and the authorized shares of Series A, Series B, Series C, and Series D to 144,049,147. The Company's Common Stock is junior in right of liquidation to the Company's Preferred Stock. Each share of Common Stock has one vote for the election of Directors and other matters as described in the Bylaws. The Common shareholders are entitled to receive, when and if declared by the Company's Board of Directors, dividends subject to the preferential rights of the Preferred shareholders.

During May 2005, the Company offered to holders of certain outstanding Common Stock purchase warrants the option to exercise such warrants at an exercise price of $0.737 per share which was equal to the price per share of the Series B sold in September 2004. Certain warrant holders exercised a total of 4,456,242 of such warrants generating proceeds of $3,284,251. This offer expired on June 3, 2005, and any warrants not exercised on or before such date continue to be governed by all of the terms set forth in the original warrant agreement including the stated exercise price. Due to the short period of time during which such offer was available and the lack of an intrinsic value attributable to such warrants, the impact of this offer on net loss applicable to common shares was de minimis.

Warrants

The Company has issued warrants to preferred shareholders, lenders, and a licensor. Certain warrants were adjusted to reflect anti-dilution provisions included in the original warrant agreements. The following table summarizes the warrants outstanding and exercisable, after such adjustments, as of December 31, 2006:

Number of Shares of Common Stock Issuable Upon Exercise of Outstanding Warrants	Exercise Price	Expiration Date
196,148	$0.7264	October 2009
7,237,415	$0.8582	May 2007
75,000	$0.81	October 2011
1,117,958	$0.80417	April 2008
825,944	$0.6692	January 2014
107,265	$0.6992	March 2014
1,430,206	$0.6992	April 2014
322,265	$0.737	May 2015
382,263	$0.7848	June 2011
2,363,157	$0.81	June 2011
4,351,243	$0.81	August 2011

18,408,864

8.    Stock Option Plan

The Company adopted 1999 and 2000 Stock Option Plans (the 1999 Plan and 2000 Plan, respectively). The 1999 Plan and the 2000 Plan provide for stock options to be granted as incentive stock options as well as stock options that do not qualify as incentive options and restricted stock awards. A maximum of 12,165,870 shares of Common Stock were available for grant under the 1999 Plan and the 2000 Plan. All Directors, officers, key employees and consultants of the Company are eligible to receive options under the 1999 Plan and the 2000 Plan.

During September 2004, the Company's Board of Directors adopted the 2004 Stock Incentive Plan (the 2004 Plan) authorizing an aggregate of 3,749,693 shares of Common Stock to be issued upon exercise of options and restricted stock awards granted under the 2004 Plan. During November 2005, the Company's Board of Directors authorized an increase in the number of shares that may be issued under the 2004 Plan to 9,679,860. During October 2006, the Company's Board of Directors authorized an increase in the number of shares that may be issued under the 2004 Plan to 12,130,259.

Options and restricted stock awards may be granted to employees, officers or Directors of, or consultants or advisors to, the Company provided that incentive stock options may be granted only to employees. The option price for incentive options issued under the 2004 Plan must be at least equal to 100% of the fair market value of the Common Stock or less than 110% of such fair market value if granted to a greater than 10% shareholder as of the date the option is granted if the option is intended to qualify as an incentive stock option. As of December 31, 2006, no incentive options have been granted by the Company. Generally, options granted under the 2004 Plan vest over four years from the date of grant and expire ten years after the date granted. Options also terminate (i) three months after the date on which employment is terminated (whether such termination is voluntary or involuntary), other than by reason of death or disability; and (ii) one year from the date of termination due to death or disability, but in any event not later than the scheduled termination date.

The following table summarizes stock option activity under the 1999 Plan, 2000 Plan and 2004 Plan:

	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2003	10,592,280	$0.37
Options granted	4,525,700	0.29
Options cancelled/forfeited	(2,874,218)	0.36
Options exercised	(293,750)	0.28

Outstanding, December 31, 2004	11,950,012	0.37
Options granted	8,653,566	0.40
Options cancelled/forfeited	(1,992,230)	0.35
Options exercised	(335,068)	0.55

Outstanding, December 31, 2005	18,276,280	0.37
Options granted	7,041,500	0.59
Options cancelled/forfeited	(5,834,574)	0.37
Options exercised	(15,525)	0.30

Outstanding, December 31, 2006	19,467,681	0.45

Exercisable at December 31, 2006	9,661,998	0.37

During January 2006 the Company granted a restricted stock award of 80,000 shares of Common Stock to a consultant at a price of $0.01 per share. The shares vested during 2006. In connection with this award, the Company recognized $21,600 in general and administrative expense during 2006 for the estimated fair value of the award less the cash consideration paid by the consultant.

Of the 7,041,500, 8,653,566, and 4,525,700 stock options granted in 2006, 2005, and 2004, respectively, 128,000, 110,000, and 156,200 options were issued to nonemployees for services rendered and to be rendered. These options were valued using a fair value pricing model and the resulting compensation expense was de minimis.

The following table summarizes information about stock options outstanding at December 31, 2006:

Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life
$0.28	5,796,799	6.9
0.40	5,860,882	7.8
0.44	1,340,000	6.3
0.50	250,000	3.8
0.64	5,797,500	9.6
0.80	422,500	5.3

	19,467,681

9.    Shares Reserved for Future Issuance

At December 31, 2006, the Company has reserved the following shares of Common Stock for future issuance:

Common stock options outstanding	19,467,681
Common stock options available to grant	4,113,480
Common stock warrants	18,408,864
Series A Convertible Preferred Stock	22,668,764
Series B Convertible Preferred Stock	47,489,822
Series C Convertible Preferred Stock	21,223,750
Series D Convertible Preferred Stock	50,596,158

183,968,519

10.    Income Taxes

The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2006	2005
Deferred tax assets:
Net operating loss carryforwards	$44,984,201	$34,941,691
Research and development credit carryforwards	1,330,634	1,165,798
Capitalized research and development	4,969,946	4,875,826
Inventory reserve	314,805	91,513
Allowance for doubtful accounts	21,963	36,473
Property, plant and equipment	3,032	61,062
Other, net	516,820	582,774

Total deferred tax assets	52,141,401	41,755,137
Less valuation allowance	(52,141,401)	(41,755,137)

Net deferred tax assets	$—	$—

The Company has reported a net loss since inception. This loss has not resulted in a reported tax benefit because of an increase in the valuation allowance for deferred tax assets that results from the inability to determine the realizability of those assets.

Reconciliations between expected income taxes computed at the federal rate of 34% for the years ended December 31, 2006, 2005 and 2004, respectively, and the provision for income taxes are as follows:

	Years ended December 31,
	2006	2005	2004
Income tax benefit at statutory rate	$(9,632,349)	$(9,328,272)	$(6,264,258)
State income tax, net of federal benefit	(610,660)	(628,559)	(474,571)
Nondeductible expenses	34,588	39,891	31,824
Research tax credit	(164,836)	(177,603)	(108,484)
Other	(13,007)	8,894	(2,471)
Increase in valuation allowance	10,386,264	10,085,649	6,817,960

Income tax provision	$—	$—	$—

At December 31, 2006 and 2005, the Company had federal net operating loss carryforwards of approximately $110,000,000 and $87,000,000, respectively, to offset future federal taxable income expiring in various years through 2026. At December 31, 2006 and 2005, the Company has German net operating loss carryforwards of approximately $8,900,000 and $4,600,000, respectively that have no expiration period.

At December 31, 2006 and 2005, the Company has state net operating losses of $52,000,000 and $42,000,000 respectively that expire in various years starting in 2007.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. The timing and manner in which the Company can utilize its net operating loss carryforward and future income tax deductions in any year may be limited by provisions of the Internal Revenue Code regarding the change in ownership of corporations. Such limitation may have an impact on the ultimate realization of the Company's carry forwards and future tax deductions.

11.    Commitments and Contingencies

The Company leases certain facilities and office equipment under operating lease agreements that expire on various dates through 2012, generally with options to renew and escalating rent payments. Payments made under operating leases are charged to operations on a straight-line basis over the period of the lease. Rent expense was approximately $688,000, $873,000, and $408,000, respectively, for the years ended December 31, 2006, 2005, and 2004. The Company was the lessee of approximately $99,000 of purchased software under a capital lease which expired in 2006. The purchased software was capitalized at the present value of minimum lease payments and was amortized over its estimated productive life. The Company recognized approximately $12,000, $33,000, and $33,000 of amortization expense in 2006, 2005, and 2004 related to this software.

Future minimum lease payments subsequent to December 31, 2006 under noncancelable operating leases are as follows:

Minimum Payments
2007	$914,002
2008	701,220
2009	693,924
2010	705,761
2011	718,414
Thereafter	175,492

Total minimum lease payments	$3,908,813

The Company has, on occasion, been named as a defendant in lawsuits alleging product failure, patent infringement, and breach of contract. These cases are routinely handled by external counsel. Based on the advice of counsel, management has provided reserves for the estimated potential losses, when such losses are deemed probable and estimable. The Company currently has a patent infringement case outstanding. The Company received a favorable ruling from the German courts on two of the patent infringement claims and an unfavorable ruling on one of the claims. However, the

Company is in the process of appealing the ruling. Further, the Company's counterclaim challenging the validity of the patent is still outstanding. The Company intends to defend this claim vigorously and has concluded it is too early to determine whether or not the Company will incur any loss under this claim. As such, no amounts are accrued in the accompanying consolidated balance sheets related to this claim.

The Company also has a product liability case outstanding which is currently suspended and the Company has continued to contest the claim. The Company has accrued $100,000 related to this matter which represents their best estimate of the potential liability related to this claim.

12.    Long-Term Debt

Details of long-term debt as of December 31 are as follows:

	2006	2005
Secured loans	$452,436	$10,520,350
Other—capital leases	—	12,353

	452,436	10,532,703
Less: current maturities	75,610	3,763,682

	$376,826	$6,769,021

Required principal payments for the next five years and thereafter are as follows:

Year ended December 31:
2007	$75,610
2008	73,547
2009	71,158
2010	73,140
2011	75,176
Thereafter	83,805

$452,436

During May 2002, the Company obtained a $15,000,000 revolving line of credit facility expiring in May 2005. At the Company's option, the outstanding borrowings were subject to either the lender's floating base interest rate or a fixed rate per annum of LIBOR plus 200 basis points. The Company incurred approximately $197,700 and $524,400 of interest expense in connection with this facility during the year ended December 31, 2005 and 2004, respectively. In consideration for the credit facility, the lender was given a security interest in the Company's tangible property. The line of credit was also secured and guaranteed by an individual who is a shareholder and director of the Company. In connection with this guarantee, the Company issued the guarantor 3,750,000 common stock warrants at an exercise price of $2.00 per share, expiring in May 2007, and a security interest in the intellectual property of the Company. The Company also issued the lender 37,500 common stock warrants at an exercise price of $2.00 expiring in May 2007. The warrants issued to the guarantor have subsequently been adjusted pursuant to the anti-dilution provisions of the pre-existing warrant and, as of December 31, 2006, the warrant was exercisable for an aggregate of 7,237,415 shares of Common Stock at an exercise price of $0.8582 per share. The warrants held by the lender were terminated when the Company refinanced this line of credit in May 2005.

During May 2005, the Company refinanced its existing debt with a new $10,000,000 loan. The term of the loan was 36 months with six payments of interest only, followed by 30 payments of both principal and interest. The loan was subject to an interest rate of 10.71% and was secured by the Company's tangible and intellectual property. In connection with this financing, the Company issued the lender warrants to purchase 610,583 shares of common stock at an exercise price of $0.737 per share. The warrants were valued using the Black Scholes fair value pricing model. The resulting debt discount of $73,000 was being amortized into interest expense over the term of the debt. In connection with this agreement, the Company capitalized approximately $50,000 of deferred financing fees. These fees were also being amortized into interest expense over the life of the arrangement.

During December 2006, the Company paid off the 2005 loan in its entirety and 288,318 of the warrants originally issued to the lender were cancelled in connection with the repayment. The remaining debt discount and deferred financing fees, as well as a prepayment penalty of $50,000, were charged to interest expense in December 2006 in connection with the repayment.

13.    License Agreements

Effective October 2002, the Company entered into a patent license agreement (the Agreement) to license certain intellectual property to be used in the Company's products. The Agreement provided for the Company to pay the licensor a $150,000 nonrefundable license fee payable in six payments of $25,000 each through July 2003. In connection with the license agreement, the Company agreed to issue the licensor warrants to purchase 50,000 shares of the Company's Common Stock, at $2.00 per share during February 2003. The warrants were valued using the Black Scholes fair value pricing model and the resulting expense was de minimis. Such warrants were set to expire in 2008. The Agreement also provided for the Company to pay unit royalties to the Licensor at specific rates as defined in the Agreement. Royalties paid during the years ended December 31, 2006, 2005, and 2004 were $7,488, $3,753, and $5,700, respectively.

During October 2006, the Agreement was amended to provide for the Company to pay the licensor a nonrefundable license fee payable in thirteen payments of $10,000 each through December 2007. The original warrants issued were cancelled and the licensor was issued warrants to purchase 75,000 shares of the Company's Common Stock at $0.81 per share. These warrants were valued using the Black Scholes fair value pricing model and the total fair value of $16,055 will be recognized as expense over the 54 month term of the agreement. Total expense of $892 was recognized in 2006 related to the warrants.

Such warrants expire in October 2011. The amended agreement also provides for the Company to pay unit royalties to the Licensor at 5% of the net selling price of certain products sold by the Company. Such royalties may be reduced by the amount of any damages assessed against the Company resulting from claims that the licensed technology infringes upon the intellectual property rights of any third party. No royalties were paid under the amended agreement for the year ended December 31, 2006.

14.    Retirement Plan

The Company has a defined contribution 401(k) plan, which covers substantially all employees. Employees can join the 401(k) plan after six months of employment. Contributions may be determined annually by the Company based on the total compensation of eligible participants and the profitability of the Company. All contributions vest immediately, whether contributed by the Company or the employee. Employees may elect to contribute up to 15% of their annual compensation up to the maximum allowable under the Internal Revenue Code. The Company did not contribute to the 401(k) plan during the years ended December 31, 2006, 2005 or 2004.

15.    Subsequent Events (dated May 3, 2007)

During January 2007, The Company's Board of Directors amended the Company's 2004 Stock Incentive Plan to increase the total number of shares of common stock reserved for issuance under the Plan to 26,559,452. Total shares reserved for issuance under all stock option plans is 38,959,759.

In March 2007, the Company extended the expiration date of 7,237,415 warrants held by a shareholder and director which were scheduled to expire in May 2007. In exchange for the amendment and extension of these warrants, the holder agreed to purchase a minimum of $1 million of the convertible senior secured promissory notes due March 2010 (see below). The expiration dates of the warrants were extended such that 10% of the warrants shall expire on May 22, 2007 and 22.5% shall expire annually on May 22, 2008 through May 22, 2011. The fair value of the warrants of approximately $747,000 was estimated using the Black Scholes fair value pricing model and was allocated to debt discount.

During March 2007, the Company sold $25.0 million of convertible senior secured promissory notes due March 2010 which generated net proceeds to the Company of $23,396,373 ($25,000,000 less financing fees of $1,603,627). Of this amount, $3,500,000 will be placed in escrow to fund the first four installment payments on the convertible senior secured promissory notes. These notes are secured by substantially all of the Company's assets and accrue interest initially at the rate of 7% per annum, payable semiannually in arrears. The notes are not convertible until the occurrence of a conversion event, which is defined in the notes as either a qualified initial public offering or a qualified sale of the Company. Upon the occurrence of a conversion event, the notes become convertible into the Company's common stock at the option of the holder. The conversion price of the notes will be set if a conversion event occurs. The conversion price will be based on a discount schedule ranging from a 6% to 16% discount from the price per share of common stock as valued in the conversion event, subject to a maximum conversion price of $1.565 per share, subject to anti-dilution adjustments. Upon the occurrence of a conversion event, the Company will recognize a beneficial conversion feature on the convertible notes which will result in additional interest expense related to the notes.

In April 2007, the Company's board of directors adopted and the stockholders approved the 2007 employee stock purchase plan and the 2007 equity incentive plan. There has been no activity to date under these plans.

In April 2007, the board of directors granted an executive officer a non-statutory option to purchase 6,081,085 shares of common stock at an exercise price of $0.64 per share, in connection with the execution of his employment agreement. This option is performance-based and will vest only upon the achievement of corporate performance targets beginning in 2007. Specifically, 25% of the shares will vest upon the completion of a qualified initial public offering, 25% will vest upon the successful launch of a specified new product, up to 40% will vest upon achievement of a revenue target for 2007, and up to 10% will vest upon achievement of a net income (loss) target for 2007. Additionally, all of the shares would vest upon a change in control of the company, as defined in the employment agreement.

In April 2007, the board of directors granted another executive officer a non-statutory option to purchase 1,830,697 shares of common stock at an exercise price of $0.64 per share, in connection with the execution of his employment agreement.

                Shares

Common Stock

PROSPECTUS

Jefferies & Company
Lazard Capital Markets
A.G. Edwards

               , 2007

We are offering             shares of our common stock. This is our initial public offering and no public market currently exists for our shares. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "PMII." We anticipate that the initial public offering price will be between $         and $         per share. INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

Part II
Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by us in connection with the sale of the common stock being registered, other than the underwriting discounts and commissions. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq Global Market listing fee.

Amount to be Paid
SEC registration fee		$3,070
NASD filing fee		10,500
Nasdaq Global Market listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent fees		*
Printing and engraving expenses		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment

Item 14.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a Delaware corporation to indemnify its present and former directors and officers under certain conditions. Article V of our certificate of incorporation provides that we shall indemnify each person who at any time is, or shall have been, one of our directors or officers and was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was one of our directors or officers, or is or was serving at our request as a director, officer, trustee of, or in similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any such action, suit or proceeding, to the maximum extent permitted by the Delaware General Corporation Law, as currently in effect or amended in the future. No amendment to or repeal of the provisions of Article V of our certificate of incorporation shall deprive a director or officer of the benefit of those Articles with respect to any act or failure occurring prior to such amendment or repeal.

Section 102(b)(7) of the Delaware General Corporation Law authorizes a Delaware corporation to adopt a charter provision eliminating or limiting the personal liability of directors to the corporation or its stockholders for breach of fiduciary duty as directors, provided that the provision may not eliminate or limit the liability of directors for:

  •
  any breach of the director's duty of loyalty to the corporation or its stockholders;

  •
  any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  any payment of a dividend or approval of a stock purchase that is illegal under Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which the director derived an improper personal benefit.

Article V of our certificate of incorporation provides that, to the maximum extent permitted by the Delaware General Corporation Law, none of our directors shall be personally liable to us or to any of our stockholders for monetary damages arising out of that director's breach of fiduciary duty as one of our directors. No amendment to or repeal of the provisions of Article V shall apply to or have any effect on the liability or the alleged liability of any of our directors with respect to any act or failure to act of that director occurring before the amendment or repeal. A principal effect of Article V is to limit or eliminate the potential liability of our directors for monetary damages arising from breaches of their duty of care, unless the breach involves one of the four exceptions described above.

The preceding discussion gives effect to amendments of our certificate of incorporation and by-laws that will become effective upon completion of the offering contemplated by this registration statement.

In addition, in 2003 we entered into an indemnification agreement with one of our directors, Timothy J. Cesarek. This agreement requires us, among other things, to indemnify Mr. Cesarek in accordance with our by-laws and the Delaware General Corporation Law.

Please see section             of the underwriting agreement relating to the offering, filed as Exhibit 1.1 to this Registration Statement, for indemnification arrangements between us and the underwriters.

Item 15.    Recent Sales of Unregistered Securities.

We have issued the following unregistered securities since April 30, 2004.

2004

At various times in 2004 we issued 2,955,200 options to purchase our common stock to our employees, directors, and consultants pursuant to our 2000 Stock Option Plan and our 2004 Stock Incentive Plan. The issuance of these options was exempt from registration under Section 4(2) of the Securities Act, as a sale not involving a public offering, and pursuant to Rule 701 under the Securities Act.

On April 6, 2004, for an aggregate offering price of $5,000,001, we issued 7,151,031 shares of our Series A convertible preferred stock and warrants to purchase an aggregate of 1,430,206 shares of our common stock at an exercise price of $0.6992 per share. These transactions were exempt from registration under Section 4(2) of the Securities Act.

On September 9, 2004, for an aggregate offering price of $30,999,999, we issued 42,062,414 shares of our Series B Convertible Preferred Stock in a private placement. These transactions were exempt from registration under Section 4(2) of the Securities Act.

On September 30, 2004, for an aggregate offering price of $4,000,000, we issued 5,427,408 shares of our Series B Convertible Preferred Stock to investors in a private placement. These transactions were exempt from registration under Section 4(2) of the Securities Act.

2005

At various times in 2005 we issued 8,653,566 options to purchase our common stock to our employees, directors, and consultants pursuant to our 2004 Stock Incentive Plan. The issuance of these options was exempt from registration under Section 4(2) of the Securities Act, as a sale not involving a public offering, and pursuant to Rule 701 under the Securities Act.

On May 13, 2005 we issued warrants to purchase an aggregate of 610,583 shares of our common stock at an exercise price of $0.737 per share to General Electric Capital Corporation and Hercules Technology Growth Capital in connection with a $10,000,000 secured loan. These transactions were exempt from registration under Section 4(2) of the Securities Act.

On October 5, 2005, for an aggregate offering price of $14,543,742, we issued 18,531,776 shares of our Series C Convertible Preferred Stock to investors in a private placement. These transactions were exempt from registration under Section 4(2) of the Securities Act.

On October 31, 2005, for an aggregate offering price of $2,112,666, we issued 2,691,974 shares of our Series C Convertible Preferred Stock to investors in a private placement. These transactions were exempt from registration under Section 4(2) of the Securities Act.

2006

At various times in 2006 we issued 7,041,500 options to purchase our common stock to our employees, directors, and consultants pursuant to our 2004 Stock Incentive Plan. The issuance of these options was exempt from registration under Section 4(2) of the Securities Act and pursuant to Rule 701 under the Securities Act of 1933.

On May 1, 2006 we issued 80,000 shares of our restricted stock to Steven Wexner in connection with a licensing agreement. The issuance of these securities was exempt from registration under Section 4(2) of the Securities Act.

On June 26, 2006 we issued a warrant to purchase 382,263 shares of our common stock at an exercise price of $0.7848 per share to the Gerald and Myra S. Dorros Revocable Trust in connection with a $6,000,000 bridge loan. The issuance of this warrant was exempt from registration under Section 4(2) of the Securities Act.

On June 26, 2006, for an aggregate offering price of $23,213,575, we issued 28,658,735 shares of our Series D Convertible Preferred Stock and warrants to purchase an aggregate of 2,363,157 shares of our common stock at an exercise price of $0.81 per share to investors in a private placement. These transactions were exempt from registration under Section 4(2) of the Securities Act.

On August 9, 2006, for an aggregate offering price of $17,769,313, we issued 21,937,423 shares of our Series D Convertible Preferred Stock and warrants to purchase an aggregate of 4,351,243 shares of our common stock at an exercise price of $0.81 per share to investors in a private placement. These transactions were exempt from registration under Section 4(2) of the Securities Act.

2007

At various times in 2007 we issued 8,531,782 options to purchase our common stock to our employees, directors, and consultants pursuant to our 2004 Stock Incentive Plan. The issuance of these options was exempt from registration under Section 4(2) of the Securities Act and pursuant to Rule 701 under the Securities Act.

On March 30, 2007, we sold $25.0 million of our 7% convertible senior secured promissory notes due 2010 in a private placement under Section 4(2) of the Securities Act.

Item 16.    Exhibits and Financial Schedules.

  (a)
  Exhibits

Exhibit Number	Exhibit Title
*1.1	Underwriting Agreement
2.1	Agreement and Plan of Merger, dated August 8, 2003, by and among Power Medical Interventions, Inc., a Pennsylvania corporation and Power Medical Interventions, Inc., a Delaware corporation
3.1	Third Amended and Restated Certificate of Incorporation of Power Medical Interventions, Inc., as amended
*3.2	Proposed form of Fourth Amended and Restated Certificate of Incorporation of Power Medical Interventions, Inc. (to become effective as of the closing of the offering)
3.3	By-Laws of Power Medical Interventions, Inc.
*3.4	Proposed form of Amended and Restated By-Laws of Power Medical Interventions, Inc. (to become effective as of the closing of the offering)
*4.1	Specimen certificate for common stock of Power Medical Interventions, Inc.
4.2	Form of Common Stock Purchase Warrant issued on October 22, 1999
4.3	Form of Common Stock Purchase Warrant issued on April 30, 2003, January 9, 2004, March 3, 2004, and April 6, 2004
4.4	Form of Common Stock Purchase Warrant issued to the Gerald and Myra S. Revocable Trust on June 26, 2006
4.5	Form of Common Stock Purchase Warrant issued on June 26, 2006 and August 9, 2006
4.6	Third Amended and Restated Investors' Rights Agreement, dated June 26, 2006, between the Registrant and certain of its stockholders
4.7	Form of 7% Convertible Senior Secured Promissory Note, issued on March 30, 2007
4.8	Securities Purchase Agreement, dated March 30, 2007, by and among Power Medical Interventions, Inc. and the Purchasers of 7% Convertible Senior Secured Promissory Note Named Therein
4.9	Security Agreement, dated March 30, 2007, by and among Power Medical Interventions, Inc. and the Purchasers of 7% Convertible Senior Secured Promissory Note Named Therein
4.10	Registration Rights Agreement, dated March 30, 2007, by and among Power Medical Interventions, Inc and the Purchasers of 7% Convertible Senior Secured Promissory Note Named Therein
4.11	Power Medical Interventions, Inc. 2000 Stock Option Plan and form of agreements related thereto
4.12	Power Medical Interventions, Inc. 2004 Stock Incentive Plan and forms of agreements related thereto
4.13	Power Medical Interventions, Inc. 2007 Equity Incentive Plan
4.14	Power Medical Interventions, Inc. 2007 Employee Stock Purchase Plan
*5.1	Opinion of Foley Hoag LLP

10.1	Machinery and Equipment Loan Fund Loan Agreement, dated December 21, 2005, by and between Power Medical Interventions, Inc. and The Commonwealth of Pennsylvania, acting by and through the Department of Community and Economic Development
10.2	Machinery and Equipment Loan Fund Note, dated December 21, 2005, by Power Medical Interventions, Inc., as maker, and The Commonwealth of Pennsylvania, acting by and through the Department of Community and Economic Development, as payee
10.3	Machinery and Equipment Loan Fund Security Agreement, dated December 21, 2005, between Power Medical Interventions, Inc. and The Commonwealth of Pennsylvania, acting by and through the Department of Community and Economic Development
10.4	Second Amended and Restated Employment Agreement by and between Power Medical Interventions, Inc. and Michael P. Whitman dated March 23, 2007. (Confidential treatment for portions of this agreement has been requested pursuant to Rule 406. A copy of the agreement including the confidential portions has been filed with the Securities and Exchange Commission.)
10.5	Employment Agreement by and between Power Medical Interventions, Inc. and John P. Gandolfo dated January 5, 2007.
10.6	Employment Agreement by and between Power Medical Interventions, Inc. and Alex Bourdon dated October 29, 2006.
21.1	List of Subsidiaries
23.1	Consent of Ernst and Young LLP
23.2	Consent of Foley Hoag LLP (included in Exhibit 5.1)
24.1	Power of Attorney (contained on page II-7 of this Registration Statement)

*
To be filed by amendment.

(b)
Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in our financial statements and related notes.

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of Power Medical Interventions, Inc. pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Power Medical Interventions, Inc. of expenses incurred or paid by a director, officer or controlling person of Power Medical Interventions, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Power Medical Interventions, Inc. pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

That for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

That for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, Power Medical Interventions, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Langhorne, Pennsylvania, as of May 14, 2007.

/s/ MICHAEL P. WHITMAN Michael P. Whitman Chief Executive Officer and President

Power of Attorney

The undersigned officers and directors of Power Medical Interventions, Inc. hereby severally constitute and appoint Michael P. Whitman and John P. Gandolfo, and each of them individually, our true and lawful attorneys-in-fact with full power of substitution, to sign for us and in our names in the capacities indicated below, any and all pre- and post-effective amendments to this Registration Statement, any subsequent registration statement for the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933 and any and all pre- and post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, and generally to do all things in our names and on our behalf in our capacities as officers and directors to enable Power Medical Interventions, Inc. to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys-in-fact, or any of them, to said Registration Statement and any and all amendments thereto or to any subsequent Registration Statements for the same offering filed pursuant to said Rule 462(b) under the Securities Act of 1933.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the indicated capacities as of May 14, 2007.

Signature	Title	Date

/s/ MICHAEL P. WHITMAN Michael P. Whitman	Chief Executive Officer, President, Director, and Chairman of the Board (Principal Executive Officer)	May 14, 2007
/s/ JOHN P. GANDOLFO John P. Gandolfo	Chief Financial Officer (Principal Financial and Accounting Officer)	May 14, 2007
/s/ KENNETH S. ABRAMOWITZ Kenneth S. Abramowitz	Director	May 14, 2007
/s/ TIMOTHY J. CESAREK Timothy J. Cesarek	Director	May 14, 2007
/s/ GERALD DORROS, M.D. Gerald Dorros, M.D.	Director	May 14, 2007
/s/ JAMES R. LOCHER III James R. Locher III	Director	May 14, 2007
/s/ JOHN C. MORAN John C. Moran	Director	May 14, 2007
/s/ LON E. OTREMBA Lon E. Otremba	Director	May 14, 2007

Exhibit Index

Exhibit Number	Exhibit Title
*1.1	Underwriting Agreement
2.1	Agreement and Plan of Merger, dated August 8, 2003, by and among Power Medical Interventions, Inc., a Pennsylvania corporation and Power Medical Interventions, Inc., a Delaware corporation
3.1	Third Amended and Restated Certificate of Incorporation of Power Medical Interventions, Inc., as amended
*3.2	Proposed form of Fourth Amended and Restated Certificate of Incorporation of Power Medical Interventions, Inc. (to become effective as of the closing of the offering)
3.3	By-Laws of Power Medical Interventions, Inc.
*3.4	Proposed form of Amended and Restated By-Laws of Power Medical Interventions, Inc. (to become effective as of the closing of the offering)
*4.1	Specimen certificate for common stock of Power Medical Interventions, Inc.
4.2	Form of Common Stock Purchase Warrant issued on October 22, 1999
4.3	Form of Common Stock Purchase Warrant issued on April 2003, January 9, 2004, March 3, 2004, and April 6, 2004
4.4	Form of Common Stock Purchase Warrant issued to the Gerald and Myra S. Revocable Trust on 6/26/06
4.5	Form of Common Stock Purchase Warrant issued on June 26, 2006 and August 9, 2006
4.6	Third Amended and Restated Investors' Rights Agreement, dated June 26, 2006, between the Registrant and certain of its stockholders
4.7	Form of 7% Convertible Senior Secured Promissory Note, issued on March 30, 2007
4.8	Securities Purchase Agreement, dated March 30, 2007, by and among Power Medical Interventions, Inc and the Purchasers of 7% Convertible Senior Secured Promissory Note Named Therein
4.9	Security Agreement, dated March 30, 2007, by and among Power Medical Interventions, Inc. and the Purchasers of 7% Convertible Senior Secured Promissory Note Named Therein
4.10	Registration Rights Agreement, dated March 30, 2007, by and among Power Medical Interventions, Inc. and the Purchasers of 7% Convertible Senior Secured Promissory Note Named Therein
4.11	Power Medical Interventions, Inc. 2000 Stock Option Plan and form of agreements related thereto
4.12	Power Medical Interventions, Inc. 2004 Stock Incentive Plan and forms of agreements related thereto
4.13	Power Medical Interventions, Inc. 2007 Equity Incentive Plan
4.14	Power Medical Interventions, Inc. 2007 Employee Stock Purchase Plan
*5.1	Opinion of Foley Hoag LLP

10.1
Machinery and Equipment Loan Fund Loan Agreement, dated December 21, 2005, by and between Power Medical Interventions, Inc. and The Commonwealth of Pennsylvania, acting by and through the Department of Community and Economic Development
10.2
Machinery and Equipment Loan Fund Note, dated December 21, 2005, by Power Medical Interventions, Inc., as maker, and The Commonwealth of Pennsylvania, acting by and through the Department of Community and Economic Development, as payee
10.3
Machinery and Equipment Loan Fund Security Agreement, dated December 21, 2005, between Power Medical Interventions, Inc. and The Commonwealth of Pennsylvania, acting by and through the Department of Community and Economic Development
10.4
Second Amended and Restated Employment Agreement by and between Power Medical Interventions, Inc. and Michael P. Whitman dated March 23, 2007. (Confidential treatment for portions of this agreement has been requested pursuant to Rule 406. A copy of the agreement including the confidential portions has been filed with the Securities and Exchange Commission.)
10.5	Employment Agreement by and between Power Medical Interventions, Inc. and John P. Gandolfo dated January 5, 2007.
10.6	Employment Agreement by and between Power Medical Interventions, Inc. and Alex Bourdon dated October 29, 2006.
21.1	List of Subsidiaries
23.1	Consent of Ernst and Young LLP
23.2	Consent of Foley Hoag LLP (included in Exhibit 5.1)
24.1	Power of Attorney (contained on page II-7 of this Registration Statement)

QuickLinks

Prospectus Summary
The Offering
Summary Consolidated Financial Information
Risk Factors
Special Note Regarding Forward-Looking Statements
Use of Proceeds
Dividend Policy
Capitalization
Dilution
Selected Consolidated Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Compensation Discussion and Analysis
Compensation of Our Executive Officers
Principal Stockholders
Certain Relationships and Related Party Transactions
Description of Capital Stock
Shares Eligible for Future Sale
Material U.S. Federal Income and Estate Tax Consequences
Underwriting
Legal Matters
Experts
Where You Can Find Additional Information
Power Medical Interventions, Inc. Consolidated Financial Statements Years ended December 31, 2006, 2005, and 2004 Contents
Report of Independent Registered Public Accounting Firm
Power Medical Interventions, Inc. Consolidated Balance Sheets
Power Medical Interventions, Inc. Consolidated Statements of Operations
Power Medical Interventions, Inc. Consolidated Statements of Cash Flows
Power Medical Interventions, Inc. Notes to Consolidated Financial Statements December 31, 2006
Part II Information Not Required in Prospectus
Signatures
Power of Attorney
Exhibit Index